Filed Pursuant to Rule 424(b)(5)

Registration Statement #333-67511

Prospectus Supplement

(to Prospectus dated January 23, 2002)

6,000,000 Shares

NEW PLAN EXCEL REALTY TRUST, INC.

Common Stock

          We are offering and selling 6,000,000 shares of our common stock with this prospectus supplement. The underwriters may also purchase up to an additional 900,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

      Our common stock is listed on the New York Stock Exchange under the symbol “NXL.” On January 23, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $18.52 per share.

      Investing in our common stock involves risks. You should read carefully the risk factors beginning on page S-10 of this prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$18.52	$111,120,000
Underwriting discount	$ 0.95	$ 5,700,000
Proceeds, before expenses, to the company	$17.57	$105,420,000

      The underwriters expect to deliver the shares to purchasers on or about January 29, 2002.

Salomon Smith Barney

Legg Mason Wood Walker

Incorporated

McDonald Investments Inc.

January 23, 2002

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A WARNING ABOUT FORWARD-LOOKING STATEMENTS
SUMMARY
RISK FACTORS
USE OF PROCEEDS
UNDERWRITING
LEGAL MATTERS
INDEX TO FINANCIAL STATEMENTS
EXPLANATORY NOTE
NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES
Pro Forma Consolidated Balance Sheet September 30, 2001 (unaudited, in thousands)
NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES Notes to Pro Forma Consolidated Balance Sheet September 30, 2001 (unaudited, in thousands, except per share amounts)
NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES
NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES
NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES
REPORT OF INDEPENDENT ACCOUNTANTS
NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES
Consolidated Balance Sheets December 31, 2000 and December 31, 1999 (in thousands)
NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows for the Years Ended December 31, 2000 and December 31, 1999, the Five Months Ended December 31, 1998 and the Year Ended July 31, 1998 (in thousands)
NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES
REPORT OF INDEPENDENT ACCOUNTANTS
CENTERAMERICA PROPERTY TRUST, L.P.
ABOUT THIS PROSPECTUS
WHERE TO FIND ADDITIONAL INFORMATION
ABOUT THE COMPANY
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF PREFERRED STOCK
DESCRIPTION OF DEPOSITARY SHARES
DESCRIPTION OF WARRANTS
DESCRIPTION OF RIGHTS
RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK
BOOK-ENTRY SECURITIES
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

      When used in this prospectus supplement, except where the context otherwise requires, the terms “we”, “our”, “us” and “the company” refer to New Plan Excel Realty Trust, Inc. and, where appropriate, its subsidiaries.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

      Certain information included or incorporated by reference in this prospectus supplement or the accompanying prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, performance or achievements, financial and otherwise, may differ materially from the results, performance or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to: national and local economic, business and real estate and other market conditions, including the economic disruption and uncertainty resulting from the terrorist attacks that occurred on September 11, 2001 and any similar or related events that may occur in the future; financing risks, such as the inability to obtain debt or equity financing on favorable terms; the level and volatility of interest rates; financial stability of tenants, including the ability of tenants to pay rent, the decision of tenants to close stores and the effect of bankruptcy laws; the impact of increases in electronic commerce; the rate of revenue increases versus expense increases; governmental approvals, actions and initiatives; environmental/safety requirements and costs; risks of real estate acquisition and development (including the failure of acquisitions to close, including the proposed acquisition of a portfolio of shopping centers described in this prospectus supplement, and pending developments to be completed on time and within budget); risks of disposition strategies (including the failure to complete sales on a timely basis and the failure to reinvest sale proceeds in a manner that generates favorable returns); risks of joint venture activities; and other risks identified in this prospectus supplement and from time to time in the reports that we file with the Securities and Exchange Commission or otherwise publicly disseminate. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

      The following is qualified in its entirety by, and should be read together with, the more detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

The Company

      We are one of the nation’s largest owners and managers of community and neighborhood shopping centers. As of December 31, 2001, we owned interests in 270 properties in 31 states. Our properties include 213 community and neighborhood shopping centers with approximately 32 million square feet of gross leasable area, and 57 other retail assets with approximately six million square feet of gross leasable area.

      We are a self-administered and self-managed equity real estate investment trust, which we refer to as a REIT, that is incorporated in Maryland. We maintain our principal executive offices at 1120 Avenue of the Americas, New York, New York 10036, where our telephone number is (212) 869-3000.

Recent Developments

Proposed Portfolio Acquisition

      On January 13, 2002, we entered into a definitive agreement with CenterAmerica Property Trust, L.P., a private company majority owned by Morgan Stanley Real Estate Fund II, to acquire a portfolio of 92 community and neighborhood shopping centers. These shopping centers contain an aggregate of approximately 10.4 million square feet of gross leasable area, approximately 71% of which is grocery-anchored. Eighty-two of the shopping centers are located in Texas, predominantly in Houston and Dallas/ Fort Worth, and the remainder are located in Florida, Louisiana, Mississippi and New Mexico. Under the agreement, we also will acquire a 10% managing membership interest in a joint venture with a private U.S. pension fund. The joint venture currently owns 13 grocery-anchored shopping centers located in six states. The aggregate purchase price for the acquisition (which we sometimes refer to in this prospectus supplement as the “Proposed Portfolio Acquisition”) is approximately $654 million, consisting of approximately $354 million in cash and the assumption of approximately $300 million of outstanding debt. We expect to finance the cash component of the acquisition with the proceeds of this offering and with borrowings under either or both of our existing credit facilities and a committed interim facility.

      We expect the acquisition to be completed before the end of the first quarter of 2002. The acquisition is subject to certain closing conditions, and there can no assurance that it will be completed.

Bridge Loan Commitment

      To facilitate the Proposed Portfolio Acquisition, and to provide additional working capital, on January 11, 2002 we received a commitment letter from Fleet National Bank for a new $210 million one-year senior unsecured term credit facility. The new facility will bear interest, at our option, at either LIBOR plus a spread based upon our credit ratings, which spread currently would be 90 basis points, or at the higher of Fleet National Bank’s prime rate (plus 25 basis points in specified circumstances) or 50 basis points above the federal funds rate. We expect that the loan agreement to be prepared in connection with the new facility will contain covenants substantially similar to those included in our existing term loan facility with Fleet National Bank and our two existing revolving credit facilities with The Bank of New York, as amended as described below. Under the commitment letter, the obligation of Fleet National Bank to enter into the credit facility with us is subject to several conditions, and there can be no assurance that the credit facility will be completed.

Extension of One Credit Facility with The Bank of New York; Amendments to Credit Facilities

      We have two revolving credit facilities with The Bank of New York, each of which provides for up to $122.5 million in uncollateralized advances from a group of banks. One of the facilities was scheduled to expire in November 2001. On October 22, 2001, we extended the maturity of this facility on its current terms for one year to October 21, 2002. As of December 31, 2001, we had no debt outstanding under this facility. The other facility expires in November 2002. As of December 31, 2001, we had $20 million outstanding under that facility, which bears interest at LIBOR plus 67.5 basis points.

      To facilitate the Proposed Portfolio Acquisition, we entered into amendments to our existing credit facilities with The Bank of New York and our existing term loan with Fleet National Bank. Under these amendments, two of our financial covenants have been modified, effective as of the closing of the transaction. Specifically, the banks agreed to raise the limit on our permitted consolidated total indebtedness from 55% of total capital to 57.5% of total capital, and to raise the limit on our permitted consolidated unsecured indebtedness from 50% of the value of our unencumbered assets to 55% of the value of our unencumbered assets. In both cases, the increased debt levels are permitted only until such time as we engage in capital transactions (such as equity offerings or asset sales) that raise a total of at least $200 million of net proceeds.

Kmart Bankruptcy

      On January 22, 2002, Kmart Corporation, our largest tenant, filed for bankruptcy protection under Chapter 11 of the federal bankruptcy laws. We currently lease space at 40 of our shopping centers to Kmart. With respect to these 40 locations, Kmart has closed two stores and subleased or assigned two additional locations to third parties. In bankruptcy proceedings, Kmart has rejected the two leases relating to the closed stores. As a result, these two leases were terminated as of January 22, 2002, and our ability to collect balances due under these two leases is limited. As of September 30, 2001, the annualized base rent for these two locations was approximately $1.0 million, or approximately 0.38% of our total annualized base rent.

      The 36 remaining Kmart locations, all of which currently are physically occupied, contain a total of 3.4 million square feet of gross leasable area, or approximately 8.9% of our total gross leasable area. As of September 30, 2001, Kmart’s annualized base rent for these 36 locations was $14.9 million, or approximately $4.45 per square foot, which represented 5.6% of our total annualized base rent. The shopping centers encompassing these 36 Kmart locations are on average 97% leased, and approximately 86% of these shopping centers have a grocery-anchor tenant or another tenant larger than 25,000 square feet in addition to Kmart.

      In addition, three of the 92 shopping centers that we expect to acquire in the Proposed Portfolio Acquisition contain Kmart stores. As of September 30, 2001, on a pro forma basis assuming completion of the Proposed Portfolio Acquisition, and excluding the two leases which Kmart has filed a motion to reject, the two subleased or assigned locations and one single tenant Kmart location that we sold in the fourth quarter of 2001, Kmart’s scheduled annualized base rent would represent 4.8% of our total annualized base rent.

      Under federal bankruptcy laws, Kmart can affirm or reject its 36 remaining leases with us (39 leases assuming completion of the Proposed Portfolio Acquisition). We have no information at this time as to Kmart’s plans for its remaining leases with us. The delay or failure of Kmart to make payments under its leases, or the rejection by Kmart of a substantial number of leases with us under federal bankruptcy laws, would adversely impact our performance, which impact could be material. In addition, Kmart’s termination of leases or closure of stores could result in lease terminations or reductions in rent by other tenants in the same shopping centers under the terms of some leases, the impact of which could be material to us. For a general discussion of the risks associated with the failure of anchor tenants to pay rent, and our limited ability to collect balances due from tenants in bankruptcy, please see information contained in the section titled “Risk Factors,” which begins on page S-10.

Fourth Quarter Common Stock Dividend

      For the fourth quarter of 2001, our board of directors declared a cash dividend of $0.4125 per share of common stock. On an annualized basis, this is the equivalent of $1.65 per share of common stock. The dividend was paid on January 15, 2002 to common stockholders of record on January 2, 2002.

Arapahoe Crossing Acquisition

      On October 10, 2001, we acquired the Arapahoe Crossing shopping center from The Ellman Companies for approximately $48 million in cash and the satisfaction of $13.6 million of notes receivable and accrued interest. Arapahoe Crossing is a 426,000 square foot grocery-anchored community shopping center located in Aurora, Colorado, southeast of Denver, which is in the final phase of development. Tenants include King Soopers (a division of The Kroger Co.), Kohl’s, Borders, Marshalls, OfficeMax and Old Navy.

Addition to S&P MidCap 400 Index

      On October 9, 2001, Standard & Poor’s added the company to the S&P MidCap 400 Index.

Sale of Garden Apartment Portfolio; Effect on Financial Statements

      In September 2001, we sold our entire garden apartment portfolio for approximately $380 million of gross proceeds. Approximately $55 million of the proceeds were used to satisfy existing mortgage debt encumbering the garden apartment communities, and the remaining proceeds were used to pay down other outstanding debt of the company and to fund a portion of the acquisition of the Arapahoe Crossing shopping center. As a result of entering into the purchase contract for the sale of our garden apartment portfolio in May 2001, the assets and operations of our garden apartment portfolio were reclassified and reported as discontinued operations, beginning with our results of operations for the second quarter of 2001.

The Offering

Common stock offered	6,000,000 shares(1)

Common Stock to be outstanding immediately after the offering	93,351,604 shares(1)(2)

Use of proceeds	The estimated net proceeds of approximately $104.9 million are expected to be used to pay for a portion of the Proposed Portfolio Acquisition.

Risk Factors	See “Risk Factors” beginning on page S-10 of this prospectus supplement for important information that you should consider carefully before deciding to invest in our common stock.

New York Stock Exchange Symbol	“NXL”

(1)	Assumes that the underwriters’ overallotment option to purchase up to 900,000 shares of common stock is not exercised.

(2)	Excludes 8,141,788 shares of common stock reserved for issuance upon exercise of outstanding stock options, the conversion of shares of our Series A preferred stock and the redemption of certain units of limited partner interest of Excel Realty Partners, L.P., a subsidiary of the company.

Summary Selected Financial Information

      The table below sets forth summary historical and pro forma consolidated financial information for the periods presented. For a more detailed presentation of the historical consolidated financial information presented below, please see the restated consolidated financial statements beginning on page F-12 of this prospectus supplement as well as our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission with respect to the quarters ended June 30, 2001 and September 30, 2001. For a more detailed presentation of the pro forma consolidated financial information presented below, please see the pro forma financial statements beginning on page F-3 of this prospectus supplement.

      The unaudited pro forma financial information reflects adjustments relating to the Proposed Portfolio Acquisition, the disposition of our garden apartment portfolio described in this prospectus supplement, and the completion of this offering and the use of proceeds from this offering as described in “Use of Proceeds.”

      The unaudited pro forma statements of operations information is presented for each period below as if this offering had occurred and as if the Proposed Portfolio Acquisition and the disposition of our garden apartment portfolio had been completed on January 1, 2000. The unaudited pro forma balance sheet information as of September 30, 2001 is presented as if this offering had occurred and as if the Proposed Portfolio Acquisition had been completed on September 30, 2001.

      The unaudited pro forma financial information presented below does not purport to represent what our financial position or results of operations would actually have been if the transactions described above had in fact occurred on the earlier dates discussed above.

	Pro Forma		Historical

	Nine Months		Nine Months Ended		Year Ended
	Ended	Year Ended	September 30,		December 31,
	September 30, 2001	December 31, 2000	2001	2000	2000	1999

	(unaudited)		(unaudited)

	(in thousands, except per share amounts)

Operating Data:

Rental revenues:

Rental income	$253,064	$339,530	$200,617	$203,899	$272,108	$276,407

Percentage rents	6,280	8,864	5,597	5,454	7,431	5,850

Expense reimbursements	57,112	71,550	43,908	39,779	55,436	54,747

Total rental revenues	316,456	419,944	250,122	249,132	334,975	337,004

Expenses:

Operating costs	48,604	64,700	39,749	38,812	54,062	53,965

Real estate and other taxes	35,311	47,564	26,071	27,354	36,109	32,788

Interest	74,386	101,113	60,951	66,615	88,352	77,802

Depreciation and amortization	52,407	68,428	42,609	40,344	55,364	54,199

Provision for doubtful accounts	5,792	5,641	4,824	2,551	4,372	5,268

Non-recurring charge	—	4,945	—	3,665	4,945	8,497

General and administrative	12,560	15,310	6,830	5,718	7,509	6,665

Total expenses	229,060	307,701	181,034	185,059	250,713	239,184

Income before real estate sales, impairment of real estate	87,396	112,243	69,088	64,073	84,262	97,820

Other income and expenses:

Interest, dividend and other income	14,860	35,611	10,652	22,252	30,427	26,041

Equity participation in ERT	(2,091)	(13,059)	(4,313)	(14,363)	(17,867)	(3,169)

Gain (loss) in equity affiliate	(20)	(122)	44	—	—	—

Foreign currency gain (loss)	(499)	(437)	(499)	(408)	(437)	674

Gain (loss) on sale of real estate	683	9,200	683	9,099	9,200	7,956

Impairment of real estate	(12,148)	(3,620)	(12,148)	(1,900)	(3,620)	—

Minority interest in income of partnership	(641)	(952)	(641)	(755)	(952)	(1,299)

Income from continuing operations	$87,540	$138,864	62,866	77,998	101,013	128,023

	Pro Forma		Historical

	Nine Months		Nine Months Ended		Year Ended
	Ended	Year Ended	September 30,		December 31,
	September 30, 2001	December 31, 2000	2001	2000	2000	1999

	(unaudited)		(unaudited)

	(in thousands, except per share amounts)

Discontinued operations:

Income from discontinued operations of garden apartments			13,679	16,955	21,310	21,490

Gain on sale of discontinued operations			1,500	—	—	—

Net income before extraordinary item			78,045	94,953	122,323	149,513

Extraordinary item				758	758

Net income			$78,045	$95,711	$123,081	$149,513

Net income available to common stock — basic			$61,066	$78,735	$100,446	$126,736

Net income available to common stock — diluted			$61,707	$79,490	$101,398	$128,035

Basic earnings per common share:

Income from continuing operations	$0.76	$1.24	$0.52	$0.70	$0.90	$1.19

Discontinued operations			0.16	0.19	0.24	0.24

Gain on sale of discontinued operations			0.02	—	—	—

Extraordinary item			—	0.01	0.01	—

Basic earnings per share	$0.76	$1.24	$0.70	$0.90	$1.15	$1.43

Diluted earnings per share

Income from continuing operations	$0.75	$1.23	$0.52	$0.69	$0.89	$1.18

Discontinued operations			0.16	0.19	0.24	0.24

Gain on sale of discontinued operations			0.02	—	—	—

Extraordinary item			—	0.01	0.01	—

Diluted earnings per share	$0.75	$1.23	$0.70	$0.89	$1.14	$1.42

Average shares outstanding — basic	93,208	93,608	87,208	87,636	87,608	88,662

Average shares outstanding — diluted	94,718	94,951	88,718	89,023	88,951	90,440

	Pro Forma	Historical

			December 31,

	September 30, 2001	September 30, 2001	2000	1999

Balance Sheet Data:

Net real estate	$3,003,800	$2,350,600	$2,233,993	$2,318,072

Total assets	$3,393,819	$2,724,679	$2,894,431	$2,953,141

Total liabilities	$1,761,349	$1,197,129	$1,314,912	$1,316,522

Minority interest in partnership	$22,932	$22,932	$23,909	$25,100

Total stockholders’ equity	$1,609,538	$1,504,618	$1,555,610	$1,611,519

RISK FACTORS

      You should consider carefully the following risks and the other information in this prospectus supplement and the accompanying prospectus before deciding to invest in our common stock. We have separated the risks into three separate groups:

•	risks related to our properties and business;

•	risks related to our organization and structure; and

•	tax risks.

      If any of the following risks actually occurs, our business, prospects, financial condition, results of operations, ability to service debt and ability to pay expected dividends to stockholders could be seriously harmed. In any such case, the market price of our common stock could decline and you could lose all or most of your investment in our company.

Risks Related to Our Properties and Business

              Adverse market conditions and competition may impede our ability to generate sufficient income to pay expenses and maintain properties.

      The economic performance and value of our properties are subject to all of the risks associated with owning and operating real estate, including:

•	changes in the national, regional and local economic climate;

•	local conditions, including an oversupply of space in properties like those that we own, or a reduction in demand for properties like those that we own;

•	the attractiveness of our properties to tenants;

•	the ability of tenants to pay rent;

•	competition from other available properties;

•	changes in market rental rates;

•	the need to periodically pay for costs to repair, renovate and relet space;

•	changes in operating costs, including costs for maintenance, insurance and real estate taxes;

•	the fact that the expenses of owning and operating properties are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the properties; and

•	changes in laws and governmental regulations, including those governing usage, zoning, the environment and taxes.

Downturns in the retailing industry likely will have a direct impact on our performance.

      Our properties consist of community and neighborhood shopping centers and other retail properties. Our performance therefore is linked to economic conditions in the market for retail space generally. The market for retail space has been or could be adversely affected by weakness in the national, regional and local economies, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets, and increasing consumer purchases through catalogues or the Internet. To the extent that any of these conditions occur, they are likely to impact market rents for retail space.

              Failure by any anchor tenant with leases in multiple locations to make rental payments to us, because of a deterioration of its financial condition or otherwise, could seriously harm our performance.

      Our performance depends on our ability to collect rent from tenants. At any time, our tenants may experience a downturn in their business that may significantly weaken their financial condition. As a result, our tenants may delay a number of lease commencements, decline to extend or renew a number of leases upon expiration, fail to make rental payments when due under a number of leases, close a number of stores or declare bankruptcy. Any of these actions could result in the termination of the tenant’s leases and the loss of rental income attributable to the terminated leases. In addition, lease terminations by an anchor tenant or a failure by that anchor tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping centers under the terms of some leases. In that event, we may be unable to re-lease the vacated space at attractive rents or at all. The occurrence of any of the situations described above, particularly if it involves a substantial tenant with leases in multiple locations, could seriously harm our performance. See also “Summary — Recent Developments — Kmart Bankruptcy.”

              We may be unable to collect balances due from any tenants in bankruptcy.

      We cannot assure you that any tenant that files for bankruptcy protection will continue to pay us rent. A bankruptcy filing by or relating to one of our tenants or a lease guarantor would bar all efforts by us to collect pre-bankruptcy debts from that tenant or the lease guarantor, or their property, unless we receive an order permitting us to do so from the bankruptcy court. A tenant or lease guarantor bankruptcy could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. However, if a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims, and there are restrictions under bankruptcy laws that limit the amount of the claim we can make if a lease is rejected. As a result, it is possible that we may recover substantially less than the full value of any unsecured claims we hold. See also “Summary — Recent Developments — Kmart Bankruptcy.”

              We face considerable competition in the leasing market and may be unable to renew leases or re-let space as leases expire.

      We compete with a number of other companies in providing leases to prospective tenants and in re-letting space to current tenants upon expiration of their respective leases. If our tenants decide not to renew or extend their leases upon expiration, we may not be able to re-let the space. Even if the tenants do renew or we can re-let the space, the terms of renewal or re-letting, including the cost of required renovations, may be less favorable than current lease terms or than expectations for the space. As of September 30, 2001, leases were scheduled to expire on a total of approximately 24% of the space at our properties through 2003. We may be unable to promptly renew the leases or re-let this space, or the rental rates upon renewal or re-letting may be significantly lower than expected rates.

              Future acquisitions of properties, including the Proposed Portfolio Acquisition, may not yield the returns we expect, may result in disruptions to our business and may strain management resources.

      We intend to continue acquiring community and neighborhood shopping centers. Newly acquired properties may fail to perform as expected. Our management may underestimate the costs necessary to bring acquired properties up to standards established for their intended market position.

      In particular, the completion of the Proposed Portfolio Acquisition poses risks for the ongoing operations of the company, including that:

•	following the acquisition, we may not achieve expected cost savings and operating efficiencies;

•	management attention may be diverted to the integration of the 92 properties;

•	the acquired properties may not perform as well as we anticipate due to various factors, including changes in macro-economic conditions and the demand for retail space, particularly in Houston and Dallas/Fort Worth; and

•	we may experience difficulties and incur expenses related to the assimilation and retention of employees that we intend to hire to manage and operate the 92 properties.

              Current and future development of real estate properties may not yield expected returns and may strain management resources.

      We are actively involved in several ongoing development projects, including Clearwater Mall and The Mall at 163rd Street. We also may invest in development projects in the future.

      New development of properties is subject to a number of risks, including construction delays, cost overruns, financing risks, failure to meet expected occupancy and rent levels, delays in and the inability to obtain zoning, occupancy and other governmental permits, and changes in zoning and land use laws. Overall project costs may significantly exceed the costs that were estimated when the project was originally undertaken, which will result in reduced returns from, or even losses from, such investments.

              We do not have exclusive control over our joint venture investments, so we are unable to ensure that our objectives will be pursued.

      We have invested in some cases as a borrower, co-venturer or partner in the development of new properties, instead of developing projects directly. These investments involve risks not present in a wholly owned development project. In these investments, we do not have exclusive control over the development, financing, leasing, management and other aspects of the project. As a result, the borrower, co-venturer or partner might have interests or goals that are inconsistent with our interests or goals, take action contrary to our instructions, requests or interests or otherwise impede our objectives. The borrower, co-venturer or partner also might become insolvent or bankrupt.

              We face significant competition for acquisitions of real properties, which may increase the costs of these acquisitions.

      We compete for acquisitions of, and investments in, properties and real estate companies with an indeterminate number of investors, including investors with access to significant capital such as domestic and foreign corporations and financial institutions, publicly traded and privately held REITs, private institutional investment funds, investment banking firms, life insurance companies and pension funds. This competition may increase prices for the types of properties in which we invest.

              Real estate property investments are illiquid, and therefore we may not be able to dispose of properties when appropriate or on favorable terms.

      Real estate property investments generally cannot be disposed of quickly. In addition, the federal tax code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms.

              Some potential losses are not covered by insurance, so we could lose our entire investment in a property.

      We carry comprehensive liability, fire, extended coverage and rental loss insurance on all of our properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, certain types of losses, including lease and other contract claims, acts of war and acts of God, that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. If that happened, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

              We have substantial scheduled debt payments and may not be able to refinance debt at maturity.

      Our business is subject to risks normally associated with debt financing. Cash flow could be insufficient to pay expected dividends to stockholders and meet required payments of principal and interest. We may not be able to refinance existing debt, which in virtually all cases requires substantial principal payments at maturity, and, even if we can, the terms of a refinancing might not be as favorable as the terms of existing debt. The total principal amount of our outstanding debt was approximately $1.065 billion as of September 30, 2001 ($1.624 billion on a pro forma basis assuming the Proposed Portfolio Acquisition closed as of September 30, 2001). If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, including new equity capital, cash flow may not be sufficient in all years to repay all maturing debt. Prevailing interest rates or other factors at the time of refinancing, including the possible reluctance of lenders to make commercial real estate loans, may result in higher interest rates and increased interest expense.

              Our financial covenants may restrict our operating and acquisition activities. Mortgage debt obligations expose us to the possibility of foreclosure.

      Our credit facilities and the indentures under which our senior uncollateralized debt is issued contain certain financial and operating covenants, including, among other things, certain coverage ratios, as well as limitations on our ability to incur secured and unsecured debt, make dividend payments, sell all or substantially all of our assets and engage in mergers and consolidations and certain acquisitions. In addition, if a property is mortgaged to secure payment of debt and we are unable to meet mortgage payments, the holder of the mortgage or lender could foreclose on the property, resulting in loss of our investment. Also, certain of these mortgages contain customary negative covenants which, among other things, limit our ability, without the prior consent of the lender, to further mortgage the property, to enter into new leases or materially modify existing leases, and to discontinue insurance coverage.

              Our degree of leverage could limit our ability to obtain additional financing.

      Our organizational documents do not contain any limitation on the incurrence of debt. The degree of our leverage could have important consequences, including affecting the ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and making the company more vulnerable to a downturn in business or the economy generally.

              We have substantial variable rate debt obligations, which may impede our operating performance and put us at a competitive disadvantage.

      Increases in interest rates, or the loss of the benefits of any hedging agreements that we might have, would increase our interest expense, which would adversely affect cash flow and our ability to service debt and pay dividends to stockholders. As of September 30, 2001, we had $181.9 million of floating rate debt maturing between October 1, 2001 and September 30, 2013 ($562.6 million on a pro forma basis assuming the Proposed Portfolio Acquisition closed as of September 30, 2001). The rates on this debt increase when interest rates increase.

      As of September 30, 2001, we were a party to one hedging agreement with respect to our floating rate debt. Hedging agreements enable us to convert floating rate liabilities into fixed rate liabilities. Hedging agreements expose us to the risk that the counterparties to such agreements may not perform, which could increase our exposure to rising interest rates, even though the counterparties to hedging agreements that we enter into are major financial institutions.

      We may borrow additional money with floating interest rates in the future. Increases in interest rates, or the loss of the benefits of our existing hedging agreement or any hedging agreements that we may enter into in the future, would increase our interest expense, which would adversely affect cash flow and our ability to service our debt. Future decreases in interest rates will increase our interest expense as compared to the floating rate debt underlying our hedging agreements and could result in our making payments to unwind such agreements.

      The floating rates of interest applicable to much of our debt, including debt under our credit facilities, are determined based on the credit ratings of our debt provided by independent rating agencies. Thus, if these credit ratings are downgraded, our interest expense will be, and our ability to raise additional debt may be, negatively impacted.

              Environmental problems that exist at some of our properties could result in significant unexpected costs.

      Under various federal, state and local laws, ordinances and regulations, we may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may become liable for the costs of removal or remediation of certain hazardous substances released on or in our property or disposed of by the company, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). Such liability may be imposed whether or not we knew of, or were responsible for, the presence of these hazardous or toxic substances. As is common with neighborhood and community shopping centers, many of our properties, as well as many of the 92 properties we expect to acquire in the Proposed Portfolio Acquisition, had or have on-site dry cleaners and/or on-site gasoline facilities. These operations could potentially result in environmental contamination at the properties. Except as discussed below, we are not aware of any significant environmental condition at any of our properties.

      We are aware that soil and groundwater contamination exists at some of our properties. The primary contaminants of concern at these properties include perchloroethylene and trichloroethylene (associated with the operations of on-site dry cleaners) and petroleum hydrocarbons (associated with the operations of on-site gasoline facilities). We currently estimate that the total remaining cost of remediation of environmental conditions for these properties will not exceed $3 million, although there can be no assurance that this estimate will prove accurate. In connection with some of these properties, we have entered into remediation and indemnity agreements, which obligate the prior owners of some of these properties (including in some cases, principals of the prior owners) to perform the remediation and to indemnify us for any losses we may suffer because of the contamination or remediation. There can be no assurance that our remediation estimates will prove accurate or that the prior owners will perform their obligations under these agreements, although in certain cases funds have been set aside with respect to the performance under these agreements. In connection with certain other properties, the former tenants at the properties are in the process of performing the necessary remediation, although there can be no assurance that such remediation will be satisfactory. In connection with some additional properties, we have assumed the obligation to perform the necessary remediation in connection with our purchase of the properties. In addition to the environmental conditions discussed above, asbestos-containing materials (associated with spray applied fireproofing materials) exist at some of our properties. We currently estimate that the total cost of abatement of asbestos-containing materials at these properties would be approximately $3.2 million, although there can be no assurance that this estimate will prove accurate. We do not expect the environmental conditions at our properties, considered as a whole, to have a material adverse effect on the company. Included in other liabilities in our Consolidated Balance Sheet as of September 30, 2001 is $3.2 million related to the clean-up of certain asbestos-containing materials.

      No assurance can be given that any environmental studies performed have identified or will identify all material environmental conditions, that any prior owner of the properties did not create a material environmental condition not known to us or that a material environmental condition does not otherwise exist with respect to any of our properties.

              Changes in market conditions could adversely affect the market price of our common stock.

      As with other publicly traded securities, the value of our common stock depends on various market conditions, which may change from time to time. Among the market conditions that may affect the value of our common stock are the following:

•	the extent of institutional investor interest in the company;

•	the reputation of REITs generally and the reputation of REITs with portfolios similar to the company’s;

•	the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies);

•	our financial condition and performance; and

•	general economic and financial market conditions.

Risks Related to Our Organization and Structure

              Provisions of the company’s charter and bylaws could prevent stockholders from obtaining a premium price for our common stock.

      A number of provisions of our charter and bylaws may delay or prevent a change in control of the company or other transactions that could provide stockholders with a premium over the then-prevailing market price of our common stock or that might otherwise be in the best interests of the stockholders. These include a staggered board of directors, a stockholder rights plan and our share ownership limit described below. Also, any future series of our preferred stock may have voting provisions that could delay or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interests of the stockholders.

              Our board of directors could adopt the limitations available in Maryland law on changes in control that could prevent transactions in the best interests of stockholders.

      Certain provisions of Maryland law applicable to us prohibit “business combinations,” including certain issuances of equity securities, with any person who beneficially owns 10% or more of the voting power of outstanding shares, or with an affiliate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the outstanding voting shares (which is referred to as a so-called “interested stockholder”), or with an affiliate of an interested stockholder. These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. After the five-year period, a business combination with an interested stockholder must be approved by two super-majority stockholder votes unless, among other conditions, our common stockholders receive a minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares of common stock. Our board of directors has opted out of these business combination provisions. As a result, the five-year prohibition and the super-majority vote requirements will not apply to a business combination involving the company. Our board of directors may, however, repeal this election in most cases and cause the company to become subject to these provisions in the future.

              Our share ownership limit may discourage a takeover of the company and depress our stock price.

      To facilitate maintenance of our REIT qualification and for other strategic reasons, our charter generally prohibits any person from acquiring or holding shares of our preferred and common stock in excess of 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of each class or series of our stock. Our board of directors may exempt a person from this ownership limit under specified conditions. Absent an exemption or a waiver, shares of stock that are purportedly transferred in excess of the ownership limit will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the purported transferee will not acquire any rights in such shares. This ownership limit could delay or prevent a change in control of the company and, therefore, could adversely affect the stockholders’ ability to realize a premium over the then-prevailing market price for our shares.

              We are dependent on external sources of capital, which may not be available.

      To qualify as a REIT, we must, among other things, distribute to our stockholders each year at least 90% of our REIT taxable income (excluding any net capital gains). Because of these distribution requirements, we likely will not be able to fund all future capital needs, including capital for acquisitions, with income from operations. We therefore will have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market’s perception of our growth potential and our current and potential future earnings. Moreover, additional equity offerings may result in substantial dilution of stockholders’ interests, and additional debt financing may substantially increase leverage.

Tax Risks

              Failure of the company to qualify as a REIT would have serious adverse consequences to stockholders.

      We believe that the company has qualified for taxation as a REIT for federal income tax purposes since September 28, 1998, the date of the merger of our predecessor companies, New Plan Realty Trust and Excel Realty Trust, Inc., and that our predecessor companies qualified for taxation as REITs for federal income tax purposes since their first elections to be taxed as REITs and for each taxable year where a failure to qualify would adversely affect the company. We plan to continue to operate so that the company meets the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. The determination that the company is a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from certain sources that are itemized in the REIT tax laws. We are also required to distribute to stockholders at least 90% of our REIT taxable income (excluding any net capital gains). The fact that we hold certain of our assets through partnerships and their subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize the company’s REIT status. Furthermore, Congress and the Internal Revenue Service might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult, or impossible, for the company to remain qualified as a REIT.

      If the company fails to qualify as a REIT, the company would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted the company relief under certain statutory provisions, the company would remain disqualified as a REIT for four years following the year the company first failed to qualify. If the company failed to qualify as a REIT, the company would have to pay significant income taxes and would therefore have less money available for investments, debt service and dividends to stockholders. This likely would have a significant adverse affect on the value of our common stock. In addition, we would no longer be required to pay any dividends to stockholders.

      Even if the company qualifies as a REIT for federal income tax purposes, we are required to pay certain federal, state and local taxes on our income and property. For example, if we have net income from “prohibited transactions,” that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While we have undertaken a significant number of asset sales in recent years, we do not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise. In addition, any net taxable income earned directly by our taxable affiliates, including ERT Development Corporation, is subject to federal and state corporate income tax. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our stockholders.

      Prior to December 31, 2000, a REIT could not own securities in any one issuer if the value of those securities exceeded 5% of the value of the REIT’s total assets or the securities owned by the REIT represented more than 10% of the issuer’s outstanding voting securities. As a result of the REIT Modernization Act, after December 31, 2000, the 5% value test and the 10% voting security test were modified in two respects. First, the 10% voting securities test was expanded so that REITs also are prohibited from owning more than 10% of the value of the outstanding securities of any one issuer. Second, an exception to these tests allows a REIT to own securities of a subsidiary that exceed the 5% value test and the new 10% vote or value test if the subsidiary elects to be a “taxable REIT subsidiary.” Under a new asset test, for taxable years beginning after December 31, 2000, we are not able to own securities of taxable REIT subsidiaries that represent in the aggregate more than 20% of the value of our total assets. Several provisions of the new law ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives if the economic arrangements between the REIT, the REIT’s tenants, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties.

      We currently own more than 10% of the total value of the outstanding securities of ERT Development Corporation, although this entity has elected to be a taxable REIT subsidiary of ours as of January 1, 2001.

              The company could be disqualified as a REIT or have to pay taxes if its predecessor companies did not qualify as REITs.

      If either New Plan Realty Trust or Excel Realty Trust, Inc., whose businesses were combined in a merger transaction on September 28, 1998 to form the company, failed to qualify as a REIT throughout the duration of its existence, we might have had undistributed “C corporation earnings and profits.” If that were the case and either of our predecessor companies did not distribute such earnings and profits prior to the merger transaction, the company might not qualify as a REIT. We believe that each of the predecessor companies qualified as a REIT and that, in any event, neither of the predecessor companies had any undistributed “C corporation earnings and profits” at the time of the merger transaction. If New Plan Realty Trust failed to qualify as a REIT, it would have recognized taxable gain at the time of the merger transaction (and we would be liable for the tax on that gain). This would be the case even though the merger transaction qualified as a “tax-free reorganization,” unless we made a special election that was available under the law at the time of the merger. We made that election with respect to the assets acquired from New Plan Realty Trust. This election has the effect of requiring us, if New Plan Realty Trust was not qualified as a REIT, to pay corporate income tax on any gain existing at the time of the merger transaction on assets acquired in the transaction if those assets are sold within 10 years after the transaction. Finally, if either of the predecessor companies did not qualify as a REIT, the company could be precluded from electing REIT status for up to four years after the year in which that predecessor company failed to qualify if the company were determined to be a “successor” to that predecessor company.

USE OF PROCEEDS

      The net proceeds to the company from the sale of the shares of common stock offered hereby, after deducting the underwriting discount and the estimated expenses relating to this offering, will be approximately $104.9 million. We plan to use the net proceeds from this offering to pay for a portion of the Proposed Portfolio Acquisition. Prior to the closing of the Proposed Portfolio Acquisition, we may reduce debt outstanding under our credit facilities with the net proceeds of this offering and otherwise invest the net proceeds in short-term, income-producing investments such as commercial paper, government securities or money market funds. If we do not complete the Proposed Portfolio Acquisition, we plan to use the net proceeds for general business purposes, including working capital, reduction of debt outstanding under our credit facilities, investments in short-term, income-producing investments such as commercial paper, government securities or money market funds and opportunistic acquisitions of neighborhood and community shopping centers, including individual properties, portfolios and companies, some of which may be significant.

UNDERWRITING

      Salomon Smith Barney Inc. is acting as sole book-running manager of the offering and as representative of the underwriters named below.

      Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
Underwriter	Shares

Salomon Smith Barney Inc.	3,750,000

Legg Mason Wood Walker, Incorporated	1,650,000

McDonald Investments Inc.	600,000

Total	6,000,000

      In the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by the underwriters, subject to approval of legal matters by the underwriters’ counsel and other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify orders to the public and to reject orders in whole or in part.

Over-allotment Option

      We have granted to the underwriters an option exercisable for 30 days after the date of this prospectus supplement to purchase up to an aggregate of 900,000 additional shares of common stock to cover over-allotments, if any. The price for these additional shares will be the price to the public stated on the cover page of this prospectus supplement, less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

Commissions and Discounts

      The underwriters have advised us that they propose initially to offer the shares of common stock to the public at the price stated on the cover page of this prospectus supplement and to some dealers at the stated price less a concession not in excess of $0.57 per share. The underwriters may allow, and those dealers may reallow, a discount not in excess of $0.10 per share on sales to various other dealers. After the initial offering to the public, the public offering price, concession and discount may be changed.

      The following table shows the per share and total public offering price, underwriting discount and proceeds, before expenses, to the company. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Share	No Exercise	Full Exercise

Public offering price	$18.52	$111,120,000	$127,788,000

Underwriting discount	$0.95	$5,700,000	$6,555,000

Proceeds, before expenses, to the company	$17.57	$105,420,000	$121,233,000

      The expenses of the offering, not including the underwriting discount, are estimated to be $500,000 and are payable by the company.

Price Stabilization, Short Positions

      In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, Salomon Smith Barney Inc. will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. Salomon Smith Barney Inc. may also make “naked” short sales of shares in excess of the over-allotment option. Salomon Smith Barney Inc. must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if Salomon Smith Barney Inc. is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      Salomon Smith Barney Inc. also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. Salomon Smith Barney Inc. may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If Salomon Smith Barney Inc. commences any of these transactions, it may discontinue them at any time.

No Sales of Similar Securities

      We and our executive officers and directors have agreed, with exceptions, not to sell or otherwise transfer any shares of common stock for 30 days after the date of this prospectus supplement without first obtaining the written consent of Salomon Smith Barney Inc. Specifically, we and our executive officers and directors have agreed, with exceptions, not to directly or indirectly:

•	offer for sale, sell, contract to sell, pledge, hedge or otherwise dispose of, any shares of our capital stock or securities convertible into or exercisable or exchangeable for our capital stock; or

•	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of any shares of common stock.

      The lockup provision also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Other Relationships

      The underwriters have provided, and from time to time provide, investment banking and financial advisory services to the company in the ordinary course of business and may continue to provide these and other services to the company in the future. Salomon Smith Barney Inc. served as financial advisor to the company both in connection with the sale of its garden apartment portfolio and in connection with the Proposed Portfolio Acquisition.

LEGAL MATTERS

      Hogan & Hartson L.L.P. will pass upon the validity of the issuance of the securities offered by this prospectus supplement and our qualification as a REIT for federal income tax purposes. In addition, certain legal matters will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP.

INDEX TO FINANCIAL STATEMENTS

page

Explanatory Note	F-2

I. Unaudited Pro Forma Consolidated Information:

Pro Forma Consolidated Balance Sheet as of September 30, 2001	F-3

Notes to Pro Forma Consolidated Balance Sheet	F-4

Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2001	F-5

Pro Forma Consolidated Statement of Operations for the year ended December 31, 2000	F-6

Notes to Pro Forma Consolidated Statements of Operations	F-7

Estimated Twelve-Month Pro Forma Statement of Taxable Income and Operating Funds Available	F-11

II. Restated Consolidated Financial Statements:

A. March 31, 2001:

Consolidated Balance Sheets as of March 31, 2001 and December 31, 2000	F-12

Consolidated Statements of Income and Comprehensive Income for the three months ended March 31, 2001 and March 31, 2000	F-13

Consolidated Statements of Cash Flows for the three months Ended March 31, 2001 and March 31, 2000	F-14

Notes to Consolidated Financial Statements	F-15

Management’s Discussion and Analysis of Results of Operations Concerning the three months ended March 31, 2001	F-22

B. December 31, 2000:

Report of Independent Accountants	F-24

Consolidated Balance Sheets as of December 31, 2000 and December 31, 1999	F-25

Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2000 and December 31, 1999, the five months ended December 31, 1998 and the year ended July 31, 1998	F-26

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2000 and December 31, 1999, the five months ended December 31, 1998 and the year ended July 31, 1998	F-27

Consolidated Statements of Cash Flows for the years ended December 31, 2000 and December 31, 1999, the five months ended December 31, 1998 and the year ended July 31, 1998	F-28

Notes to Consolidated Financial Statements	F-29

Management’s Discussion and Analysis of Results of Operations Concerning the years ended December 31, 2000 and 1999 and the five months ended December 31, 1998	F-49

III. CenterAmerica Property Trust, L.P. Combined Financial Statements of Properties to be Acquired:

Report of Independent Accountants	F-55

Combined Statement of Revenues and Certain Operating Expenses of Properties to be Acquired	F-56

Notes to Combined Statement of Revenues and Certain Operating Expenses of Properties to be Acquired	F-57

EXPLANATORY NOTE

      As described elsewhere in this prospectus supplement and other public reports filed by us, in May 2001, we entered into an agreement with a private investor to sell our entire garden apartment portfolio. In September 2001, this transaction was consummated, and we received approximately $380 million of gross proceeds. As a result of entering into the purchase contract for the sale of this portfolio, the assets and operations of our garden apartment portfolio were reclassified and reported as discontinued operations, beginning with our results of operations for the second quarter of 2001. Therefore, our quarterly reports on Form 10-Q for the second and third quarters of 2001 reflected the reclassification of the garden apartment portfolio as discontinued operations.

      As required under applicable accounting rules, our next annual report on Form 10-K will include restated results of operations that reflect the reclassification of the garden apartment portfolio as discontinued operations for all periods prior to the second quarter of 2001 (when we began reporting those results as discontinued operations).

      Consistent with the accounting rules applicable to public securities offerings, we are including on the pages that follow, beginning on page F-12, the restated financial statements that will appear in our next Form 10-K. These financial statements present our financial condition and results of operations as of and for the three months ended March 31, 2001, the years ended December 31, 2000 and 1999, the five months ended December 31, 1998 and the year ended July 31, 1998.

      The reclassification of the garden apartment portfolio as discontinued operations has no effect on our net income as reported in prior SEC filings. Instead, it presents the revenues and expenses relating to the garden apartment portfolio as a single line item titled “discontinued operations,” rather than presenting the revenues and expenses along with our other results of operations.

      Following each set of these restated financial statements is an updated management’s discussion and analysis of the results of operations of the company for the periods presented, which we believe may be helpful to you in reviewing these restated financial statements.

      For our most recent information concerning our financial condition and results of operations (through the third quarter of 2001), please see the summary selected financial information beginning on page S-8 of this prospectus supplement, as well as our quarterly report on Form 10-Q for the quarter ended September 30, 2001, which is on file with the SEC.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Pro Forma Consolidated Balance Sheet
September 30, 2001
(unaudited, in thousands)

		Pro Forma
	Historical (a)	Adjustments (b)		Pro Forma

ASSETS

Real estate:

Land	$482,706	$130,640	(b1)	$613,346

Buildings and improvements	2,123,154	522,560	(b1)	2,645,714

Accumulated depreciation	(255,260)			(255,260)

Net real estate	2,350,600	653,200		3,003,800

Real estate held for sale	40,385			40,385

Cash and cash equivalents	120,971	5,140	(b3)	126,111

Marketable securities	1,751			1,751

Receivables:

Trade, less allowance for doubtful accounts of $17,703	44,469			44,469

Other, net	14,875			14,875

Mortgages and notes receivable	91,871			91,871

Prepaid expenses and deferred charges	14,268			14,268

Other investment in equity affiliate	3,129	10,800	(b1)	13,929

Other assets	42,360			42,360

Total assets	$2,724,679	$669,140		$3,393,819

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:

Mortgages payable, including unamortized premium of $6,628	$347,765	$300,147	(b2)	$647,912

Notes payable, net of unamortized discount of $1,817	613,183	—		613,183

Credit facilities	75,000	258,933	(b2)	333,933

Capital leases	29,237	—		29,237

Other liabilities	126,250	2,948	(b3)	129,198

Tenant security deposits	5,694	2,192	(b3)	7,886

Total liabilities	1,197,129	564,220		1,761,349

Minority interest in partnership:	22,932	—		22,932

Stockholders’ equity:

Preferred stock	23			23

Common stock	872	60	(b4)	932

Additional paid-in capital	1,695,162	104,860	(b4)	1,800,022

Accumulated other comprehensive (loss) income	(2,750)			(2,750)

Accumulated distributions in excess of net income	(188,689)			(188,689)

Total stockholders’ equity	1,504,618	104,920		1,609,538

Total liabilities and stockholders’ equity	$2,724,679	$669,140		$3,393,819

See accompanying notes

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Pro Forma Consolidated Balance Sheet

September 30, 2001
(unaudited, in thousands, except per share amounts)

Presentation

      The preceding pro forma consolidated balance sheet as of September 30, 2001 presents the historical amounts for New Plan Excel Realty Trust, Inc. (the “Company”), adjusted for the effects of (i) the proposed acquisition by the Company of 92 community and neighborhood shopping centers and equity investment from CenterAmerica Property Trust, L.P. (the “Proposed Portfolio Acquisition”), and (ii) the public offering contemplated by this prospectus supplement (the “Stock Offering”), as if such transactions had occurred on September 30, 2001.

      The pro forma consolidated balance sheet should be read in conjunction with the pro forma consolidated statement of operations of the Company and the historical financial statements and notes thereto of the Company presented in the Company’s Form 10-Q for the quarter ended September 30, 2001 and elsewhere in this prospectus supplement.

      The pro forma consolidated balance sheet is unaudited and is not necessarily indicative of what the actual financial position of the Company would have been had the transactions described above actually occurred on September 30, 2001, nor does it purport to represent the future financial position of the Company.

Notes and Management Assumptions

(a)	Reflects the consolidated historical balance sheet of the Company as of September 30, 2001, as contained in the historical consolidated financial statements and notes thereto presented in the Company’s Form 10-Q for the quarter ended September 30, 2001.

(b)	Represents adjustments to reflect the Proposed Portfolio Acquisition and the Stock Offering as follows:

(b1)	Represents the estimated aggregate acquisition costs to be incurred by the Company (allocated among land, buildings and equity investment) to effect the Proposed Portfolio Acquisition, based on the terms of the contract. Includes the following:

Cash	$353,853

Assumed Debt	300,147

Estimated transaction-related costs	10,000

Total	$664,000

The following schedule summarizes the pro forma sources for payment of the cash component of the Proposed Portfolio Acquisition:

Net proceeds from Stock Offering

(after underwriting discount and offering costs of $6,200)	$104,920

Pro forma draw on Company’s credit facilities and bridge loan	258,933

Total	$363,853

(b2)	Represents the debt expected to be assumed by the Company in the amount of $300,147 in connection with the Proposed Portfolio Acquisition, as well as $258,933 of additional draws on the Company’s credit facilities to finance the cash component of the Proposed Portfolio Acquisition.

(b3)	Represents adjustments for rent received in advance ($2,948) and security deposits ($2,192), expected to be received by the Company upon the closing of the Proposed Portfolio Acquisition.

(b4)	Reflects the issuance of 6,000 shares of the Company’s common stock, par value $.01 per share, at an offering price of $18.52 per share. Net proceeds from the Stock Offering of $104,920 as shown above results in $60 attributable to par value and $104,860 of additional paid-in capital.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Pro Forma Consolidated Statement of Operations

for the Nine Months Ended September 30, 2001
(unaudited, in thousands, except per share amounts)

			Pro Forma Adjustments

					Proposed
					Portfolio
		CenterAmerica			Acquisition
		Portfolio	Apartment		and Stock
	Historical (a)	Historical (b)	Disposition (c)		Offering (c)		Pro Forma

Rental revenues:

Rental income	$200,617	$52,323			$124	(d1)	$253,064

Percentage rents	5,597	683					6,280

Expense reimbursements	43,908	13,204					57,112

Total rental revenues	250,122	66,210			124		316,456

Expenses:

Operating costs	39,749	8,855					48,604

Real estate and other taxes	26,071	9,240					35,311

Interest	60,951	—	(5,768	)(c1)	20,304	(d2)	74,386
			(1,101	)(c2)

Depreciation and amortization	42,609	—			9,798	(d3)	52,407

Provision for doubtful accounts	4,824	968					5,792

General and administrative	6,830	4,138	1,592	(c3)			12,560

Total expenses	181,034	23,201	(5,277)		30,102		229,060

Income before real estate sales, impairment of real estate	69,088	43,009	5,277		(29,978)		87,396

Other income and expenses:

Interest, dividend and other income	10,652	1,677	2,531	(c4)			14,860

Equity participation in ERT	(4,313)		2,222	(c5)			(2,091)

Gain (loss) in equity affiliate	44	61			(125	)(d3)	(20)

Foreign currency gain (loss)	(499)						(499)

Gain (loss) on sale of real estate	683						683

Impairment of real estate	(12,148)						(12,148)

Minority interest in income of partnership	(641)						(641)

Income from continuing operations	$62,866	$44,747	$10,030		$(30,103)		$87,540

Income from continuing operations per common share

Basic	$0.52						$0.76

Diluted	$0.52						$0.75

Average shares outstanding — basic	87,208					(d4)	93,208

Average shares outstanding — diluted	88,718					(d4)	94,718

See accompanying notes

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Pro Forma Consolidated Statement of Operations

for the Year Ended December 31, 2000
(unaudited, in thousands, except per share amounts)

			Pro Forma Adjustments

					Proposed
					Portfolio
		CenterAmerica			Acquisition
	Historical	Portfolio	Apartment		and Stock
	(a)	Historical (b)	Disposition (c)		Offering (c)		Pro Forma

Rental revenues:

Rental income	$272,108	$67,259			$163	(d1)	$339,530

Percentage Rents	7,431	1,433					8,864

Expense reimbursements	55,436	16,114					71,550

Total rental revenues	334,975	84,806			163		419,944

Expenses:

Operating costs	54,062	10,638					64,700

Real estate and other taxes	36,109	11,455					47,564

Interest	88,352	—	(12,661	)(c1)	25,422	(d2)	101,113

Depreciation and amortization	55,364	—			13,064	(d3)	68,428

Provision for doubtful accounts	4,372	1,269					5,641

Non-recurring charge	4,945	—					4,945

General and administrative	7,509	5,778	2,023	(c3)			15,310

Total expenses	250,713	29,140	(10,638)		38,486		307,701

Income before real estate sales, impairment of real estate	84,262	55,666	10,638		(38,323)		112,243

Other income and expenses:

Interest, dividend and other income	30,427	1,801	3,383	(c4)			35,611

Equity participation in ERT	(17,867)		4,808	(c5)			(13,059)

Gain (loss) in equity affiliate	—	44			(166	)(d3)	(122)

Foreign currency gain (loss)	(437)						(437)

Gain (loss) on sale of real estate	9,200						9,200

Impairment of real estate	(3,620)						(3,620)

Minority interest in income of partnership	(952)						(952)

Income from continuing operations	$101,013	$57,511	$18,829		$(38,489)		$138,864

Income from continuing operations per common share

Basic	$0.90						$1.24

Diluted	$0.89						$1.23

Average shares outstanding — basic	87,608					(d4)	93,608

Average shares outstanding — diluted	88,951					(d4)	94,951

See accompanying notes

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Pro Forma Consolidated Statements of Operations

Nine Months Ended September 30, 2001 and Year ended December 31, 2000
(unaudited, in thousands, except per share amounts)

Presentation

      The preceding pro forma consolidated statements of operations for the nine months ended September 30, 2001 and for the year ended December 31, 2000 present the historical amounts for the Company, adjusted for the effects of (i) the disposition by the Company of its garden apartment portfolio (the “Apartment Disposition”), (ii) the Proposed Portfolio Acquisition, and (iii) the Stock Offering, as if such transactions had occurred on January 1, 2000.

      The pro forma consolidated statements of operations should be read in conjunction with the pro forma consolidated balance sheet of the Company and the historical financial statements and notes thereto of the Company presented in the Company’s Form 10-Q for the quarter ended September 30, 2001 and elsewhere in this prospectus supplement.

      The pro forma consolidated statements of operations are unaudited and are not necessarily indicative of what the actual results of operations of the Company would have been had the transactions described above actually occurred on January 1, 2000, nor do they purport to represent the future results of operations of the Company.

Notes and Management Assumptions

(a)	Reflects the consolidated results of operations of the Company for the nine months ended September 30, 2001 and the year ended December 31, 2000, respectively, as contained in the historical consolidated financial statements and notes thereto presented in the Company’s Form 10-Q for the quarter ended September 30, 2001 and elsewhere in this prospectus supplement.

(b)	Reflects the revenues and expenses for the 92 properties and equity investment to be acquired by the Company in connection with the Proposed Portfolio Acquisition, as presented elsewhere in this prospectus supplement, for the nine months ended September 30, 2001 and the year ended December 31, 2000, respectively.

(c)	Represents adjustments to reflect the Apartment Disposition as follows:

(c1)	Reflects the application of a portion of the cash proceeds from the Apartment Disposition to repay outstanding debt under the Company’s existing revolving credit facilities, which were paid down in connection with the Apartment Disposition. This results in pro forma interest expense savings of $5,768 for the nine months ended September 30, 2001 and $12,661 for the year ended December 31, 2000.

Assumes $75,000 outstanding under the Company’s term loan credit facility remains outstanding after the Apartment Disposition.

(c2)	Reflects the application of a portion of the cash proceeds from the Apartment Disposition to repay a $78,000 term loan (the “Pointe Orlando Loan”) incurred by Pointe Orlando Development Company, a wholly owned subsidiary of ERT, which was repaid in connection with the Apartment Disposition. This results in pro forma interest expense savings of $1,101 for the three months ended September 30, 2001 (ERT was consolidated with the Company beginning July 1, 2001). See note c5 to see the impact of this debt repayment on the six months ended June 30, 2001 and the year ended December 31, 2000.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Pro Forma Consolidated Statements of Operations — Continued

(c3)	Reflects the net increase in general and administrative expense as a result of the Apartment Disposition. Historically, a portion of overhead attributable to managing the apartments included in the Apartment Disposition was recorded as management fees paid with respect to such apartments. As a result of the Apartment Disposition, the management fees are eliminated, resulting in an increase in general and administrative expense. This increase is partially offset by a general and administrative expense reduction as a result of the Apartment Disposition, as fewer personnel are employed by the Company. The table below sets forth these adjustments:

	Year ended	Nine months ended
	December 31, 2000	September 30, 2001

Increase in general and administrative expense as a result of elimination of management fees charged to apartments	$2,923	$2,267

General and administrative expense reduction	(900)	(675)

Pro forma increase in general and administrative expense	$2,023	$1,592

(c4)	Reflects income from the letter of credit fee of 9% (based on an assumed letter of credit amount of $35 million) and a 1% commitment fee earned on a letter of credit provided to the buyer in the Apartment Disposition, as if the letter of credit were in place for the entire period, plus amortization of the 1% commitment fee over the 18 month term of the letter of credit, as follows:

	Year ended	Nine months ended
	December 31, 2000	September 30, 2001

Fee on letter of credit	$3,150	$2,356

1% fee on letter of credit recognized as income over 18 months	233	175

Pro forma increase in interest, dividends and other income	$3,383	$2,531

(c5)	Reflects the application of cash proceeds from the Apartment Disposition to repay the Pointe Orlando Loan. This results in pro forma interest expense savings for ERT of $2,222 for the six months ended June 30, 2001 (ERT was consolidated with the Company effective as of July 1, 2001), which results in an increase of $2,222 in the Company’s participation in ERT during the nine months ended September 30, 2001. For the year ended December 31, 2000, pro forma interest expense savings for ERT are $4,808, which results in an increase of $4,808 in the Company’s participation in ERT.

(d)	Reflects adjustments to reflect the Proposed Portfolio Acquisition and the Stock Offering as follows:

(d1)	Pro forma base rents are presented on a straight-line basis calculated from January 1, 2000 forward.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Pro Forma Consolidated Statements of Operations — Continued

(d2)	Reflects interest expense on debt assumed in connection with the Proposed Portfolio Acquisition and interest expense on additional draws on the Company’s credit facilities to finance the cash component of the Proposed Portfolio Acquisition as follows:

	Year ended	Nine months ended
	December 31, 2000	September 30, 2001

Interest expense — mortgage debt assumed (weighted average interest rate of 6.65%)	$18,353	$15,003

Interest expense — additional draws on credit facility (67.5 to 90.0 basis points over LIBOR; weighted average interest rate of 2.73%)	7,069	5,301

Pro forma adjustment for interest expense	$25,422	$20,304

Interest expense can be affected by increases and decreases in the variable interest rates under the Company’s various variable rate indebtedness. For example, a 1/8% change in such variable interest rates will result in a $384 change in pro forma interest expense for the nine months ended September 30, 2001 and a $540 change in pro forma interest expense for the year ended December 31, 2000.

Debt assumed in connection with the Proposed Portfolio Acquisition consists of the following:

	Principal
Description	Amount	Interest Rate	Due Date

REMIC-Fixed	$156,912	6.67% (fixed)	6/1/2008

REMIC-Floating	110,500	LIBOR + 1.50%	7/1/2002

Inwood	4,495	LIBOR + 1.75%	1/31/2003

Keegan’s	6,754	LIBOR + 1.75%	3/31/2002

John Hancock	21,486	7.81% (fixed)	7/1/2004

TOTAL	$300,147

(d3)	Depreciation is based on the building-related portion (80%) of the purchase price and associated costs, and amortization of the excess purchase price allocated to the equity investment using the straight-line method over a 40-year life.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Pro Forma Consolidated Statements of Operations — Continued

(d4)	The following is a reconciliation of the historical basic and diluted weighted average common shares outstanding to the pro forma basic and diluted weighted average common shares outstanding (share numbers in thousands):

	Year ended	Nine months ended
	December 31, 2000	September 30, 2001

Basic:

Historical basic weighted average common shares outstanding	87,608	87,208

Effect of pro forma adjustment for shares issued in Stock Offering	6,000	6,000

Pro forma basic weighted average common shares outstanding	93,608	93,208

Diluted:

Historical diluted weighted average common shares outstanding	88,951	88,718

Effect of pro forma adjustment for shares issued in Stock Offering	6,000	6,000

Pro forma diluted weighted average common shares outstanding	94,951	94,718

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Estimated Twelve-Month Pro Forma Statement of

Taxable Income and Operating Funds Available (unaudited)

      The following unaudited statement is a pro forma estimate for the twelve-month period ended September 30, 2001 of taxable income and funds available from operations of the Company. The pro forma statement is based on the Company’s historical operating results for the twelve-month period ended September 30, 2001, adjusted for historical operations of the 92 shopping centers to be acquired in the Proposed Portfolio Acquisition during the twelve-month period ended September 30, 2001 and certain items related to operations that can be factually supported. This statement does not purport to forecast actual operating results for any period in the future.

      This statement should be read in conjunction with the historical financial statements and notes thereto of the Company presented in the Company’s Form 10-Q for the quarter ended September 30, 2001 and elsewhere in this prospectus supplement and the pro forma financial statements and notes thereto of the Company presented elsewhere in this prospectus supplement.

Estimate of Taxable Income (in thousands):

Company pro forma income before minority interest for the twelve-month period ended September 30, 2001	$116,242

Net adjustment for tax basis revenue and expense recognition, exclusive of depreciation and amortization (1)	18,400

Estimated tax depreciation and amortization adjustment (2)	(268)

Pro forma taxable income before allocation to minority interest and dividends deduction	134,374

Estimated allocation to minority interest	(1,168)

Estimated dividends deduction (3)	(176,433)

Pro forma taxable income	$(43,227)

Estimated operating funds available (in thousands):

Pro forma taxable income before allocation to minority interest and dividends deduction	$134,374

Add: Pro forma depreciation and amortization	69,570

Estimated operating funds available (4)	$203,944

(1)	Represents the net adjustment to reverse the effects of (i) rental revenue recognition on a straight-line basis, (ii) impairment charges, (iii) book loss of ERT Development Corporation, (iv) foreign currency loss, (v) debt premium and discount and (vi) bad debts.

(2)	Represents the net adjustment for tax depreciation based upon the original cost or purchase price allocated to the buildings, depreciated on a straight-line method over their respective tax lives.

(3)	Estimated dividends deduction includes the following:

	Dividend	Total Pro Forma	Total
Shares	per share	shares outstanding	Dividends

Common	$1.65	93,210	$153,797

Preferred A	$2.125	1,507	3,202

Preferred B	$2.15625	6,300	13,584

Preferred D	$3.90	1,500	5,850

			$176,433

(4)	Operating funds available does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2001 and December 31, 2000
(in thousands, except per share amounts)

	March 31, 2001	December 31, 2000

	(unaudited)

ASSETS

Real estate:

Land	$461,962	$463,602

Building and improvements	1,986,127	1,989,029

Accumulated depreciation	(230,452)	(218,638)

Net real estate	2,217,637	2,233,993

Real estate held for sale	11,706	9,104

Cash and cash equivalents	11,181	1,170

Marketable securities	1,702	1,531

Receivables:

Trade, less allowance for doubtful accounts of $13,478 and $12,816 at March 31, 2001 and December 31, 2000, respectively	40,181	43,454

Other, net	8,010	11,620

Mortgages and notes receivable	46,872	58,553

Prepaid expenses and deferred charges	11,877	9,320

Assets in discontinued operations	345,969	346,779

Investment in and loans to ERT Development Corporation	183,962	170,004

Other assets	9,307	8,903

Total assets	$2,888,404	$2,894,431

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:

Mortgages payable, including unamortized premium of $7,425 and $7,753 at March 31, 2001 and December 31, 2000, respectively	$326,330	$328,803

Notes payable, net of unamortized discount of $1,945 and $2,008 at March 31, 2001 and December 31, 2000, respectively	613,055	612,992

Credit facilities	258,750	243,750

Capital leases	29,367	29,431

Other liabilities	93,436	92,145

Tenant security deposits	7,910	7,791

Total liabilities	1,328,848	1,314,912

Minority interest in partnership	23,589	23,909

Commitments and contingencies	—	—

Stockholders’ equity:

Preferred stock, Series A: $.01 par value, 25,000 shares authorized: 4,600 shares designated as 8 1/2% Series A Cumulative Convertible Preferred 1,507 outstanding at March 31, 2001 and December 31, 2000; Series B: 6,300 depository shares, each representing 1/10 of one share of 8 5/8% Series B Cumulative Redeemable Preferred, 630 outstanding at March 31, 2001 and December 31, 2000; Series D: 1,500 depositary shares, each representing 1/10 of one share of Series D Cumulative Voting Step-Up Premium Rate Preferred, 150 shares outstanding at March 31, 2001 and December 31, 2000	23	23

Common stock, $.01 par value, 250,000 shares authorized; 87,205 and 87,320 shares issued and outstanding as of March 31, 2001 and December 31, 2000, respectively	872	873

Additional paid-in capital	1,694,682	1,695,994

Accumulated other comprehensive (loss) income	(3,281)	555

Accumulated distribution in excess of net income	(156,329)	(141,835)

Total stockholders’ equity	1,535,967	1,555,610

Total liabilities and stockholders’ equity	$2,888,404	$2,894,431

The accompanying notes are an integral part of the consolidated financial statements.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income

for the Three Months Ended March 31, 2001 and 2000
(unaudited)
(in thousands, except per share amounts)

	Three Months Ended

	March 31, 2001	March 31, 2000

Rental revenues:

Rental income	$66,191	$68,870

Percentage rents	2,678	2,202

Expense reimbursements	14,305	13,219

Total rental revenues	83,174	84,291

Expenses:

Operating costs	12,648	14,244

Real estate and other taxes	8,708	9,120

Interest	20,967	21,673

Depreciation and amortization	13,636	13,766

Provision for doubtful accounts	2,047	619

Non-recurring charge	—	2,749

General and administrative	2,188	1,997

Total expenses	60,194	64,168

Income before real estate sales, impairment of real estate, minority interest and other income and expenses	22,980	20,123

Other income and expenses:

Interest, dividend, and other income	3,793	7,422

Equity participation in ERT	(1,458)	(5,276)

Foreign currency gain (loss)	(479)	(16)

Gain (loss) on sale of real estate	(25)	(1)

Impairment of real estate	(2,239)	—

Minority interest in income of partnership	(218)	(238)

Income from continuing operations	22,354	22,014

Discontinued operations:

Income from discontinued operations of garden apartments	4,849	5,235

Net income before extraordinary item	27,203	27,249

Extraordinary item	—	—

Net income	27,203	27,249

Other comprehensive income (loss):

Unrealized gains on securities for the period	171	120

Cumulative effect of change in accounting principle (SFAS 133) on other comprehensive loss	(2,214)	—

Unrealized derivative losses on interest rate swap	(1,792)	—

Comprehensive income	$23,368	$27,369

Net income available to common stock — basic	$21,544	$21,590

Net income available to common stock — diluted	$21,762	$21,828

Basic earnings per common share:

Income from continuing operations	$0.19	$0.19

Discontinued operations	$0.06	$0.06

Extraordinary item	—	—

Basic earnings per share	$0.25	$0.25

Diluted earnings per common share:

Income from continuing operations	$0.19	$0.19

Discontinued operations	$0.06	$0.06

Extraordinary item	—	—

Diluted earnings per share	$0.25	$0.25

Average shares outstanding — basic	87,208	87,607

Average shares outstanding — diluted	88,612	89,031

The accompanying notes are an integral part of the consolidated financial statements.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the Three Months Ended March 31, 2001 and 2000
(unaudited)
(in thousands)

	March 31, 2001	March 31, 2000

Cash flows from operating activities:

Net income	$27,203	$27,249

Adjustments to reconcile net income to net cash provided by operations:

Depreciation and amortization	16,075	15,989

Amortization of premium/ discount on mortgages and notes payable	(264)	(292)

Amortization of deferred debt and loan acquisition costs	362	—

Foreign currency loss	479	16

Provision for doubtful accounts	2,129	754

Loss on sale of properties, net	25	1

Minority interest in income of partnership	218	238

Impairment of real estate assets	2,239	—

Equity in loss/(income) of affiliate	1,458	5,276

Change in investment in and accrued interest on loans to ERT Development Corporation	(1,194)	(4,100)

Changes in operating assets and liabilities, net:

Change in trade receivables	2,020	(1,436)

Change in other receivables	(4,665)	(5,045)

Change in other liabilities	5,276	(497)

Change in sundry assets and liabilities	(2,938)	(1,322)

Net cash provided by operating activities	48,423	36,831

Cash flows from investing activities:

Real estate acquisitions and building improvements	(5,579)	(7,836)

Proceeds from real estate sales, net	1,816	60

Advances for mortgage notes receivable, net	—	(2,602)

Loans to ERT Development Corporation	(3,921)	(8,000)

Repayments of mortgage notes receivable	26	390

Net cash used in investing activities	(7,658)	(17,988)

Cash flows from financing activities:

Principal payments of mortgages and notes payable	(2,209)	(9,382)

Dividends paid	(41,696)	(41,598)

Proceeds from credit facility borrowing	39,000	42,000

Repayment of credit facility	(24,000)	—

Proceeds from exercise of stock options	48	6,600

Distributions paid to minority partners	(536)	(536)

Payments for the repurchase of common stock	(1,598)	(7,554)

Repayment of loans receivable for the purchase of common stock	237	—

Net cash used in financing activities	(30,754)	(10,470)

Net increase in cash and cash equivalents	10,011	8,373

Cash and cash equivalents at beginning of period	1,170	10,834

Cash and cash equivalents at end of period	$11,181	$19,207

The accompanying notes are an integral part of the consolidated financial statements.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1:  Financial Statement Presentation

      The accompanying unaudited consolidated financial statements have been prepared by New Plan Excel Realty Trust, Inc. (the “Company”) pursuant to the rules of the Securities and Exchange Commission (“SEC”) and, in the opinion of the Company, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to make the information presented not misleading. The consolidated statements of income for the three months ended March 31, 2001 and 2000 are not necessarily indicative of the results expected for the full year. These financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s latest annual report on Form 10-K. Certain amounts have been reclassified to conform with current presentation.

      As a result of the discontinued operations, resulting from the sale of the Company’s garden apartment communities, the principal business of the Company and its consolidated affiliates is the ownership, development and operation of retail shopping centers. The Company does not distinguish or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes in accordance with generally accepted accounting principles. Further, all operations are within the United States and no tenant comprises more than 10% of revenues.

Note 2:  Accounting Change

      Effective January 1, 2001, the Company adopted SFAS 133/138, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). This accounting standard requires the Company to measure derivatives, including certain derivatives embedded in other contracts, at fair value and to recognize them in the Consolidated Balance Sheet as an asset or liability, depending on the Company’s rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income (“OCI”) and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments and ineffective portions of hedges are recognized in earnings in the current period.

      The Company uses only qualifying hedges that are designated specifically to reduce exposure to interest rate risk by locking in the expected future cash payments on certain liabilities. This is accomplished using an interest rate swap, which has been designated as a cash flow hedge. The Company’s derivative instrument consists of a two year interest rate swap agreement of $125 million, which effectively fixes the annual interest rate of the Company’s variable rate debt under the Company’s credit facilities at a base rate of 6.67% plus applicable spread.

      The adoption of SFAS 133 as of January 1, 2001 resulted in a cumulative transition adjustment of $2.1 million to OCI, and a corresponding liability of the same amount. The Company expected to reclassify as a charge to earnings during the twelve months following the adoption a majority of the transition adjustment of $2.1 million that was recorded in accumulated OCI.

      For the three months ended March 31, 2001, the critical terms of the interest rate and the variable rate debt were the same, so no ineffectiveness was recorded in the consolidated financial statements. All

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

components of the interest rate swap were included in the assessment of hedge effectiveness. The change in fair market value of the interest rate swap was $1.8 million which was recorded in OCI. As of March 31, 2001, the Company expected to reclassify the remaining losses accumulated in OCI to earnings during the next twelve months.

Note 3:  Discontinued Operations

      In accordance with a definitive agreement entered into in May 2001, on September 21, 2001, the Company and a private investor group comprised of Houlihan-Parnes Realtors, LLC and C.L.K. Management Corp. (“Houlihan/C.L.K.”) consummated the sale by the Company of its garden apartment community portfolio (excluding one apartment community which was under contract to be sold separately to a third party) to Houlihan/C.L.K. The one remaining apartment community (The Club Apartments) was sold to the Homewood City Board of Education of Homewood, Alabama on September 28, 2001.

      As consideration for the entire portfolio, the Company received gross proceeds of approximately $380 million. In connection with the garden apartment community portfolio transaction, the Company provided a letter of credit in the amount of approximately $31 million which has a term of three years (subject to the right of Houlihan/C.L.K. to terminate or reduce the amount thereof after 18 months or, alternatively, to extend the term for one additional year) and for which the Company will receive a fee while it remains outstanding.

      After costs associated with the disposition of the garden apartment community portfolio, the gain on sale was $18.5 million. Approximately $1.5 million of the gain has been recognized in September 2001, with the balance to be recognized as a function of the reduction of the Company’s exposure under the letter of credit.

      Accordingly, the assets and operating results of the apartment communities have been reclassified and reported as discontinued operations.

      Income from discontinued operations of garden apartment communities is as follows:

	Three Months Ended

	March 31, 2001	March 31, 2000

Rental revenue	$19,092	$18,847

Operating costs	(8,550)	(8,685)

Real estate and other taxes	(1,413)	(1,669)

Interest expense	(1,759)	(900)

Depreciation and amortization	(2,439)	(2,223)

Provision for doubtful accounts	(82)	(135)

Income from discontinued operations of garden apartments	$4,849	$5,235

      The Company has allocated interest to its discontinued operations in accordance with EITF 87-24. Such interest includes (i) garden apartment portfolio mortgage interest for all periods and (ii) interest on a $50 million portion of the credit facilities subsequent to October 1, 2000, when an interest rate swap was entered into in contemplation of a possible sale of the portfolio.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

      Included in the Consolidated Balance Sheet are net assets of the discontinued operations of garden apartment communities which include:

	March 31, 2001	December 31, 2000

Assets

Land	$68,638	$68,638

Buildings and improvements	322,637	321,007

Less: accumulated depreciation and amortization	(45,306)	(42,866)

Assets in discontinued operations	$345,969	$346,779

Note 4:  ERT Development Corporation

      In 1995, ERT Development Corporation (“ERT”) was organized to finance, acquire, develop, hold and sell real estate in the short-term for capital gains and/or to receive fee income. The Company owns 100% of the outstanding preferred shares of ERT. An officer and director of the Company owns all the common shares. The preferred shares are entitled to receive 95% of dividends, if any. Cash requirements to facilitate ERT’s transactions have primarily been obtained through borrowings from the Company. In 2001, ERT elected to become a “taxable REIT subsidiary” of the Company under the tax rules applicable to REITs.

      On July 1, 2001, the Company acquired 100% of the common stock in ERT. Effective July 1, 2001, ERT will be consolidated with the Company.

      Investment in and loans to ERT by the Company are comprised of the following (in thousands):

	March 31, 2001	December 31, 2000

Investment	$(15,099)	$(13,641)

Uncollateralized loans and accounts receivable	83,351	69,393

Collateralized loans receivable	86,374	85,724

Accrued interest	29,336	28,528

	$183,962	$170,004

      Interest and principal payments from ERT to the Company are primarily received upon the completion of development projects. Interest receivable from ERT was $29.3 million and $28.5 million at March 31, 2001 and December 31, 2000, respectively. Interest income recognized by the Company was $2.4 million and $4.7 million for the three months ended March 31, 2001 and 2000, respectively.

      For the three months ended March 31, 2001 and 2000 the equity in the losses of ERT recorded by the Company was ($1.5 million) and ($5.3 million), respectively.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

      Summary unaudited financial information for ERT is as follows (in thousands).

	March 31, 2001	December 31, 2000

Condensed Balance Sheets

Mortgages, notes and interest receivable from developers, interest at 10% to 12%	$74,618	$61,339

Real estate and other assets, net of depreciation	202,707	202,153

Total assets	$277,325	$263,492

Mortgages, notes and accounts payable to New Plan Excel Realty Trust, Inc.	$169,725	$155,118

Accrued interest payable to New Plan Excel Realty Trust, Inc.	29,336	28,528

Mortgages, construction and land loans	83,614	83,650

Other liabilities	9,749	9,837

Total liabilities	292,424	277,133

Total stockholders’ equity	(15,099)	(13,641)

Total liabilities and stockholders’ equity	$277,325	$263,492

	Three Months Ended

	March 31, 2001	March 31, 2000

Condensed Statements of Income

Revenues	$6,800	$6,456

Interest expense to New Plan Excel Realty Trust, Inc.	(2,368)	(4,681)

Other expenses	(5,890)	(7,051)

Net loss	$(1,458)	$(5,276)

      Pointe Orlando Development Company, a wholly owned subsidiary of ERT, has a term loan which had a balance of $78.5 million at March 31, 2001, of which $15.0 million was guaranteed by the Company. ERT also has an investment in joint venture partnerships related to a retail development project in Frisco, Texas (The Centre at Preston Ridge). The Centre at Preston Ridge has a construction loan which had an outstanding balance of $52.6 million at March 31, 2001, of which $11.0 million was guaranteed by the Company. The Centre at Preston Ridge also has a land loan which had an outstanding balance of $18.3 million at March 31, 2001. The Company has agreed to guarantee up to $21.6 million. In addition, the Company has guaranteed $0.4 million of the debt on an ERT retail development project, Vail Ranch II, in Temecula, California, all of which was outstanding at March 31, 2001.

      ERT accounts for its investments in Preston Ridge and Vail Ranch II using the equity method. For the three months ended March 31, 2001, the equity in the losses of these investments recorded by ERT was ($13,543) and ($60,599), respectively.

      On October 2, 2000, ERT acquired ownership of two properties, Annie Land Plaza and New Market Shopping Center, from Wilton Partners, in exchange for notes and interest receivable due to ERT. In connection with the acquisition, ERT assumed mortgages on the properties in the approximate amounts of $2.4 million for Annie Land Plaza and $2.8 million for New Market Shopping Center. The Company has guaranteed 100% of Annie Land Plaza’s outstanding mortgage balance and 25% of New Market Shopping

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Center’s outstanding mortgage balance. These guarantees amounted to approximately $2.4 million and $0.7 million, respectively, at March 31, 2001.

      On January 11, 2001, ERT acquired Stein Mart Center, a 112,400 square foot shopping center located in Poway, California, from Wilton Partners, one of its joint venture partners, in consideration for $4.9 million of notes receivable and accrued interest due to ERT.

Note 5:  Statement of Cash Flows — Supplemental Disclosure (in thousands)

      The amounts paid for interest for the three months ended March 31, 2001 and 2000 were $21,607 and $23,363, respectively. State and local income taxes paid for the three months ended March 31, 2001 and 2000 were $81 and $76, respectively.

Note 6:  Stockholders’ Equity

Earnings Per Share (EPS)

      In accordance with the disclosure requirements of SFAS No. 128, a reconciliation of the numerator and denominator of basic and diluted EPS is provided as follows (in thousands, except per share amounts):

	Years Ended

	March 31, 2001	March 31, 2000

Basic EPS

Numerator:

Net Income from continuing operations	$22,354	$22,014

Preferred Dividends	(5,659)	(5,659)

Net Income available to common shares — basic, from continuing operations	16,695	16,355

Discontinued Operations	4,849	5,235

Net income before extraordinary item	21,544	21,590

Extraordinary item	—	—

Net Income available to common shares — basic	$21,544	$21,590

Earnings per common share — basic, from continuing operations	$0.19	$0.19

Earnings per common share — basic, from discontinued operations	$0.06	$0.06

Earnings per common share — basic, from extraordinary item	$—	$—

Earnings per common share — basic	$0.25	$0.25

Denominator:

Weighted average common shares outstanding	87,208	87,607

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

	Years Ended

	March 31, 2001	March 31, 2000

Diluted EPS

Numerator:

Net Income from continuing operations	$22,354	$22,014

Preferred Dividends	(5,659)	(5,659)

Minority interest	218	238

Net Income available to common shares — diluted, from continuing operations	16,913	16,593

Discontinued Operations	4,849	5,235

Net income before extraordinary item	21,762	21,828

Extraordinary Item	—	—

Net Income available to common shares — diluted	$21,762	$21,828

Earnings per common share — diluted, from continuing operations	$0.19	$0.19

Earnings per common share — diluted, from discontinued operations	$0.06	$0.06

Earnings per common share — diluted, from extraordinary item	$—	$—

Earnings per common shares — diluted	$0.25	$0.25

Denominator:

Weighted average of common shares outstanding	87,208	87,607

Effect of diluted securities:

Common stock options	169	189

Excel Realty Partners, L.P. third party units	1,235	1,235

Average shares outstanding — diluted	88,612	89,031

      Preferred A shares are anti-dilutive for earnings per share calculations.

Note 7:     Real Estate Held for Sale

      On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property’s value is impaired only if management’s estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

      When assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. If, in management’s opinion, the net sales price of the assets which have been identified for sale is less than the net book value of the assets, a valuation allowance is established. For investments accounted for under the equity method, principally Investment in ERT, a loss is recognized if the loss in value of the investment is other than temporary.

      As of March 31, 2001, eight retail properties were classified as “Real estate held for sale.” These properties are located in seven states and have an aggregate gross leasable area of 514,000 square feet. The estimated fair market value of three of the properties held for sale is less than their book value, resulting in an impairment loss of $2.2 million recorded in the quarter ended March 31, 2001. These properties contributed $0.4 million in revenue and $0.3 million in net income for the three months ended March 31, 2001.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Note 8:     Environmental Matters

      Under various federal, state and local laws, ordinances and regulations, the Company may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property or disposed of by it, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). Such liability may be imposed whether or not the Company knew of, or was responsible for, the presence of such hazardous or toxic substances. Except as discussed below, the Company is not aware of any significant environmental condition at any of its properties. Soil and groundwater contamination exists at certain of the Company’s properties. The primary contaminants of concern at these properties include perchloroethylene and trichloroethylene (associated with the operations of on-site dry cleaners) and petroleum hydrocarbons (associated with the operations of on-site gasoline facilities). The Company currently estimates that the total remaining cost of remediation of environmental conditions for these properties will be in the range of approximately $1 million to $3 million, although there can be no assurance that this range of estimates will prove accurate. In connection with certain of these properties, the Company has entered into remediation and indemnity agreements, which obligate the prior owners of certain of the properties (including in some cases, principals of the prior owners) to perform the remediation and to indemnify the Company for any losses the Company may suffer because of the contamination or remediation. There can be no assurance that the remediation estimates of the Company will prove accurate or that the prior owners will perform their obligations under these agreements, although in certain cases funds have been set aside with respect to the performance under these agreements. In connection with certain other properties, the former tenants at the properties are in the process of performing the necessary remediation, although there can be no assurance that such remediation will be satisfactory. In connection with certain additional properties, the Company has assumed the obligation to perform the necessary remediation in connection with the Company’s purchase of the properties. In addition to the environmental conditions discussed above, asbestos-containing materials (associated with spray applied fireproofing materials) exist at certain of the Company’s properties. The Company currently estimates that the total cost of abatement of asbestos-containing materials at these properties would be approximately $3.2 million, although there can be no assurance that this estimate will prove accurate. The Company does not expect the environmental conditions at its properties, considered as a whole, to have a material adverse effect on the Company. Included in other liabilities in the Company’s Consolidated Balance Sheet at March 31, 2001 is $3.2 million related to the clean-up of certain asbestos-containing materials.

Note 9:     Non-Recurring Charge

      In connection with the retirement of Arnold Laubich from his positions as President and Chief Executive Officer, the Company entered into a retirement agreement with Mr. Laubich. The non-recurring charge shown for the three months ended March 21, 2000 is primarily the lump sum payments provided for in the retirement agreement.

Note 10:     Subsequent Events

      In May 2001, the Company entered into a senior term facility up to $100 million with Fleet National Bank (“FNB”), as administrative agent. The Company immediately made a borrowing request to draw down $75 million on May 11, 2001 to pay off $75 million of debt to FNB that matures on May 11, 2001. Loans drawn under this new facility originally are scheduled to mature in May 2002, with the possibility of extension to November 2002, and will accrue interest at LIBOR plus 90 basis points (based on the Company’s credit rating).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF

OPERATIONS CONCERNING THE THREE MONTHS ENDED MARCH 31, 2001

Results of Operations

      The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto. Historical results and percentage relationships set forth in the Consolidated Statements of Income and Comprehensive Income contained in the Consolidated Financial Statements and accompanying notes, including trends which might appear, should not be taken as indicative of future operations.

      On September 21, 2001, the Company and a private investor group consummated the sale by the Company of its garden apartment community portfolio (excluding one apartment community which was under contract to be sold separately to a third party). The one remaining apartment community was sold to an unrelated party on September 28, 2001. Accordingly, the assets and operating results of the garden apartment communities were reclassified and reported as discontinued operations and are not reflected in the following discussion.

Comparison of Three Months Ended March 31, 2001 to Three Months Ended March 31, 2000

  Revenues:

      Rental revenue decreased by approximately $2.7 million from $68.9 million for the three months ended March 31, 2000 to $66.2 million for the same period in 2001. The decrease was due to several factors. Between January 1, 2000 and March 31, 2001, the Company sold 14 retail properties which accounted for revenue reductions of $1.7 million. The balance of the change, a $1.0 million decrease, was due primarily to a decrease in lease settlement income.

      Interest, dividend and other revenue decreased approximately $3.6 million from $7.4 million for the three months ended March 31, 2000 to $3.8 million for the same period in 2001. The decrease was primarily due to a decrease in interest income earned primarily from ERT and the Company’s development projects. The decrease in interest income from ERT was due to a decrease in the interest rate being charged.

      The change in the equity participation in ERT of $3.8 million, from a loss of $5.3 million for the three months ended March 31, 2000 to a loss of $1.5 million for the same period in 2001, was primarily the result of the decrease in interest expense of $2.3 million, an increase in interest income of $0.6 million and increases in net income of $0.7 million for two operating mall properties (The Mall at 163rd Street and Pointe Orlando).

      The Mall at 163rd Street, a property owned by ERT, had an increase in net income of approximately $0.3 million. Rental and other revenue decreased $0.5 million because of redevelopment activities, offset by decreased operating expenses and bad debt expense.

      Pointe Orlando, a mall in Florida, a property owned by ERT, had a decrease in net loss of approximately $0.4 million due primarily to decreased legal costs and a decrease in bad debt expense.

      Foreign currency loss increased approximately $0.5 million due to the decline in value of the Canadian dollar.

  Expenses:

      Total expenses decreased $4.0 million from $64.2 million for the three months ended March 31, 2000 to $60.2 million for the same period in 2001. The major areas of decrease were operating costs, real estate and other taxes and non-recurring charges. These decreases were partially offset by an increase in bad debt expense.

      Operating costs decreased $1.6 million from $14.2 million for the three months ended March 31, 2000 to $12.6 million for the same period in 2001. The net impact of the dispositions was a decline of $0.4 million. Repairs and maintenance costs decreased $1.2 million, and advertising and promotion costs decreased $0.5 million. The decreases were partially offset by increased utility costs and personnel costs.

      Real estate taxes decreased $0.4 million from $9.1 million for the three months ended March 31, 2000 to $8.7 million for the same period in 2001. Approximately $0.2 million of the decrease was due to property dispositions. The additional $0.2 million was due to a combination of decreases in tax rates and property valuations.

      Non-recurring charges declined from $2.7 million for the three months ended March 31, 2000 to $0 for the three months ended March 31, 2001. The non-recurring charges in 2000 were primarily payments made to certain officers in connection with their resignation or retirement from the Company and their respective retirement employment agreements.

      Bad debt expense increased $1.4 million from $0.6 million for the three months ended March 31, 2000 to $2.0 million for the same period in 2001. This was primarily due to the collection of amounts previously thought to be uncollectible for the three months ended March 31, 2000. The Company has also recorded an allowance of $0.9 million relating to a mortgage receivable.

      Interest expense decreased $0.7 million from $21.7 million for the three months ended March 31, 2000 to $21 million for the same period in 2001. The decrease was due primarily to lower interest rates and a decrease in the Company’s debt portfolio.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of New Plan Excel Realty Trust, Inc.:

      In our opinion, the consolidated financial statements listed in Section II.B of the accompanying index present fairly, in all material respects, the financial position of New Plan Excel Realty Trust, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years ended December 31, 2000 and 1999, the five months ended December 31, 1998 and the year ended July 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York

February 23, 2001, except as to Note 3, as to which the date is October 5, 2001

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2000 and December 31, 1999
(in thousands)

	December 31, 2000	December 31, 1999

ASSETS

Real estate:

Land	$463,602	$483,508

Building and improvements	1,989,029	2,014,644

Accumulated depreciation	(218,638)	(180,080)

Net real estate	2,233,993	2,318,072

Real Estate held for sale	9,104	—

Cash and cash equivalents	1,170	10,834

Marketable securities	1,531	1,190

Receivables:

Trade, less allowance for doubtful accounts of $12,816 and $13,897 at December 31, 2000 and December 31, 1999, respectively	43,454	30,225

Other, net	11,620	15,825

Mortgages and notes receivable	58,553	59,142

Prepaid expenses and deferred charges	9,320	13,076

Assets in discontinued operations	346,779	346,299

Investment in and loans to ERT Development Corporation	170,004	150,432

Other assets	8,903	8,046

Total assets	$2,894,431	$2,953,141

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:

Mortgages payable, including unamortized premium of $7,753 and $9,921 at December 31, 2000 and 1999, respectively	$328,803	$341,643

Notes payable, net of unamortized discount of $2,008 and $2,264 at December 31, 2000 and December 31, 1999, respectively	612,992	662,736

Credit facilities	243,750	188,721

Capital leases	29,431	27,351

Other liabilities	92,145	88,591

Tenant security deposits	7,791	7,480

Total liabilities	1,314,912	1,316,522

Minority interest in partnership	23,909	25,100

Commitments and contingencies	—	—

Stockholders’ equity:

Preferred stock, Series A: $.01 par value, 25,000 shares authorized: 4,600 shares designated as 8 1/2% Series A Cumulative Convertible Preferred, 1,507 outstanding at December 31, 2000 and 1999; Series B: 6,300 depository shares, each representing 1/10 of one share of 8 5/8% Series B Cumulative Redeemable Preferred, 630 outstanding at December 31, 2000 and 1999; Series D: 1,500 depositary shares, each representing 1/10 of one share of Series D Cumulative Voting Step-Up Premium Rate Preferred, 150 shares outstanding at December 31, 2000 and 1999	23	23

Common stock, $.01 par value, 250,000 shares authorized; 87,320 and 87,555 shares issued and outstanding as of December 31, 2000 and 1999, respectively	873	875

Additional paid-in capital	1,695,994	1,708,186

Accumulated other comprehensive income	555	214

Accumulated distribution in excess of net income	(141,835)	(97,779)

Total stockholders’ equity	1,555,610	1,611,519

Total liabilities and stockholders’ equity	$2,894,431	$2,953,141

The accompanying notes are an integral part of the consolidated financial statements.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income

for the Years Ended December 31, 2000 and December 31, 1999,
the Five Months Ended December 31, 1998 and the Year Ended July 31, 1998
(in thousands, except per share amounts)

			Five Months
	Year Ended	Year Ended	Ended	Year Ended
	December 31, 2000	December 31, 1999	December 31, 1998	July 31, 1998

Rental revenues:

Rental income	$272,108	$276,407	$91,754	$142,554

Percentage Rents	7,431	5,850	2,635	4,445

Expense reimbursements	55,436	54,747	23,551	29,984

Total rental revenues	334,975	337,004	117,940	176,983

Expenses:

Operating costs	54,062	53,965	19,279	31,454

Real estate and other taxes	36,109	32,788	11,206	17,759

Interest	88,352	77,802	25,619	33,757

Depreciation and amortization	55,364	54,199	17,885	24,077

Provision for doubtful accounts	4,372	5,268	2,042	3,009

Non-recurring charge	4,945	8,497	—	—

General and administrative	7,509	6,665	2,114	2,770

Total expenses	250,713	239,184	78,145	112,826

Income before real estate sales, impairment of real estate, minority interest and other income and expenses	84,262	97,820	39,795	64,157

Other income and expenses:

Interest, dividend and other income	30,427	26,041	5,510	3,950

Equity participation in ERT	(17,867)	(3,169)	—	—

Foreign currency gain (loss)	(437)	674	—	—

Gain (loss) on sale of real estate	9,200	7,956	34	(41)

Impairment of real estate	(3,620)	—	—	—

Minority interest in income of partnership	(952)	(1,299)	(457)	—

Income from continuing operations	101,013	128,023	44,882	68,066

Discontinued operations:

Income from discontinued operations of garden apartments	21,310	21,490	10,923	22,507

Net income before extraordinary item	122,323	149,513	55,805	90,573

Extraordinary item	758	—	—	—

Net income	123,081	149,513	55,805	90,573

Other comprehensive income (loss):

Unrealized gain (loss) on securities for the period	341	(512)	(87)	(244)

Comprehensive income	$123,422	$149,001	$55,718	$90,329

Net income available to common stock — basic	100,446	126,736	48,891	84,723

Net income available to common stock — diluted	101,398	128,035	49,348	84,723

Basic earnings per common share:

Income from continuing operations	$0.90	$1.19	$0.49	$1.05

Discontinued operations	$0.24	$0.24	$0.14	$0.38

Extraordinary item	$0.01	—	—	—

Basic earnings per share	$1.15	$1.43	$0.63	$1.43

Diluted earnings per share Income from continuing operations	$0.89	$1.18	$0.48	$1.04

Discontinued operations	$0.24	$0.24	$0.14	$0.38

Extraordinary item	$0.01	—	—	—

Diluted earnings per share	$1.14	$1.42	$0.62	$1.42

Average shares outstanding — basic	87,608	88,662	77,481	59,365

Average shares outstanding — diluted	88,951	90,440	79,396	59,774

The accompanying notes are an integral part of the consolidated financial statements.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

for the Years Ended December 31, 2000 and December 31, 1999,
the Five Months Ended December 31, 1998 and the Year Ended July 31, 1998
(in thousands)

			Shares of
			Beneficial
			Interest/Common			Accumulated	Accumulated
	Preferred Stock		Stock		Additional	Other	Distributions	Total
					Paid-in	Comprehensive	in Excess of	Stockholders’
	Number	Amount	Number	Amount	Capital	Income	Net Income	Equity

Balance at July 31, 1997	150	$72,775	58,934	$738,011	$—	$1,057	$(64,074)	$747,769

Net income	—	—	—	—	—	—	90,573	90,573

Dividends	—	—	—	—	—	—	(93,107)	(93,107)

Dividend reinvestment	—	—	765	18,197	—	—	—	18,197

Exercise of stock options	—	—	175	3,645	—	—	—	3,645

Unrealized holding gain on marketable securities	—	—	—	—	—	(244)	—	(244)

Balance at July 31, 1998	150	72,775	59,874	759,853	—	813	(66,608)	766,833

Net income	—	—	—	—	—	—	55,805	55,805

Dividends	—	—	—	—	—	—	(63,801)	(63,801)

Dividend reinvestment	—	—	235	4,373	—	—	—	4,373

Merger transactions	2,755	(72,746)	28,275	(763,342)	1,735,207	—	—	899,119

Unrealized holding gain on marketable securities	—	—	—	—	—	(87)	—	(87)

Balance at December 31, 1998	2,905	29	88,384	884	1,735,207	726	(74,604)	1,662,242

Net income	—	—	—	—	—	—	149,513	149,513

Dividends	—	—	—	—	—	—	(172,688)	(172,688)

Dividend reinvestment	—	—	907	9	17,155	—	—	17,164

Exercise of stock options	—	—	66	1	1,334	—	—	1,335

Shares repurchased and retired	—	—	(2,457)	(25)	(45,510)	—	—	(45,535)

Conversion of preferred shares	(618)	(6)	655	6	—	—	—	—

Unrealized holding loss on marketable securities	—	—	—	—	—	(512)	—	(512)

Balance at December 31, 1999	2,287	$23	87,555	$875	$1,708,186	$214	$(97,779)	$1,611,519

Net income	—	—	—	—	—	—	123,081	123,081

Dividends	—	—	—	—	—	—	(167,137)	(167,137)

Exercise of stock options	—	—	515	5	6,595	—	—	6,600

Shares repurchased and retired	—	—	(750)	(7)	(10,784)	—	—	(10,791)

Employee loans	—	—	—	—	(8,003)	—	—	(8,003)

Unrealized holding gain on marketable securities	—	—	—	—	—	341	—	341

Balance at December 31, 2000	2,287	$23	87,320	$873	$1,695,994	$555	$(141,835)	$1,555,610

The accompanying notes are an integral part of the consolidated financial statements

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
for the Years Ended December 31, 2000 and December 31, 1999,
the Five Months Ended December 31, 1998 and the Year Ended July 31, 1998
(in thousands)

			Five Months
	Year Ended	Year Ended	Ended	Year Ended
	December 31, 2000	December 31, 1999	December 31, 1998	July 31, 1998

Cash flows from operating activities:

Net income	$123,081	$149,513	$55,805	$90,573

Adjustments to reconcile net income to net cash provided by operations:

Depreciation and amortization	64,499	62,912	21,366	31,622

Amortization of net premium/ discount on mortgages and Notes payable	(1,153)	(3,547)	—	—

Amortization of deferred debt and loan acquisition costs	1,035	—	—	—

Foreign currency loss (gain)	437	(674)	—	—

Provision for doubtful accounts	2,902	6,144	2,825	4,171

(Gain)/loss on sale of real estate and securities, net	(9,200)	(7,956)	(34)	41

Minority interest in income of partnership	952	1,299	457	—

Extraordinary item	(758)	—	—	—

Impairment of real estate assets	3,620	—	—	—

Equity in loss/(income) of affiliate	17,867	3,169	1,123	—

Cash received in connection with the Merger	—	—	4,892	—

Change in investment in and accrued interest on loans to ERT Development Corporation	(11,185)	(10,977)	—	—

Changes in operating assets and liabilities, net:

Change in trade and notes receivable	(15,125)	(12,947)	(6,673)	(6,161)

Change in other receivables	(3,531)	(7,739)	(13,257)	88

Change in other liabilities	4,646	(1,950)	(18,076)	4,161

Change in sundry assets and liabilities	1,245	(11,392)	3,152	(2,988)

Net cash provided by operating activities	179,332	165,855	51,580	121,507

Cash flows from investing activities:

Real estate acquisitions and building improvements	(33,742)	(55,719)	(34,959)	(123,036)

Proceeds from real estate sales, net	52,253	28,350	329	(67)

Advances for mortgage notes receivable, net	(4,609)	(14,373)	(26,948)	—

Loans to ERT Development Corporation	(39,324)	(28,845)	—	—

Repayments from ERT Development Corporation	13,034	—	—	—

Repayments of mortgage notes receivable	2,616	5,713	479	9,229

Sales of marketable securities	—	84	—	29

Purchases of marketable securities	—	(2)	—	(1)

Purchase of minority interest	—	(22,415)	—	—

Net cash used in investing activities	(9,772)	(87,207)	(61,099)	(113,846)

Cash flows from financing activities:

Proceeds from issuing notes	—	224,000	135,500	50,000

Principal payments of mortgages and notes payable	(108,877)	(98,850)	(113,427)	(3,401)

Dividends paid	(167,043)	(166,443)	(28,934)	(93,107)

Proceeds from mortgages payable	48,000	—	—	—

Minority interest distributions paid	(2,143)	(3,249)	(910)	—

Issuance of common stock/ beneficial interest	—	—	4,673	21,842

Proceeds from dividend reinvestment plan	—	17,164	—	—

Repayment of credit facility	(181,970)	(458,417)	—	—

Proceeds from credit facility borrowing	237,000	446,637	—	—

Proceeds from exercise of stock options	6,600	1,335	—	—

Payments for the repurchase of common stock	(10,791)	(43,942)	—	—

Repayment of loans receivable for the purchase of common stock	—	—	284	508

Net cash (used in) provided by financing activities	(179,224)	(81,765)	(2,814)	(24,158)

Net increase (decrease) in cash and cash equivalents	(9,664)	(3,117)	(12,333)	(16,497)

Cash and cash equivalents at beginning of year	10,834	13,951	26,284	42,781

Cash and cash equivalents at end of year	$1,170	$10,834	$13,951	$26,284

The accompanying notes are an integral part of the consolidated financial statements.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies:

Organization

      Excel Realty Trust, Inc. (“Excel”) was formed in 1985 and subsequently reincorporated as a Maryland corporation. New Plan Realty Trust (the “Trust”) was organized in 1972 as a Massachusetts business trust. On September 28, 1998, Excel and the Trust consummated a merger pursuant to an Agreement and Plan of Merger dated as of May 14, 1998, as amended as of August 7, 1998 (the “Merger Agreement”), whereby ERT Merger Sub, Inc., a wholly owned subsidiary of Excel, was merged with and into the Trust with the Trust surviving as a wholly owned subsidiary of Excel (the “Merger”). The Merger was approved by the stockholders of Excel and the shareholders of the Trust at special meetings held on September 25, 1998. In connection with the consummation of the Merger, Excel changed its name to New Plan Excel Realty Trust, Inc. (the “Company”). The Company is operated as a self-administered, self-managed real estate investment trust (“REIT”) which owns and operates residential and retail properties throughout the United States.

Change in Fiscal Year

      As discussed in Note 21 below, the Merger was treated as a purchase by the Trust of assets and liabilities of Excel using the purchase method of accounting in the accompanying consolidated financial statements. Because the Trust, as the accounting acquirer, had a fiscal year end of July 31, immediately following the Merger the Company and the Trust adopted a fiscal year end of December 31, beginning with a short fiscal year ending on December 31, 1998. The actual results of operations for the five-month period ended December 31, 1998 include operations of Excel only from September 28, 1998 to December 31, 1998.

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and Excel Realty Partners, L.P., a Delaware limited partnership (“ERP”). All significant intercompany transactions and balances have been eliminated. The Company uses the equity method to account for its investment in ERT Development Corporation (“ERT”), a Delaware corporation (Note 6).

Income Taxes

      The Company has elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986. In order to maintain its qualification as a REIT, among other things, as of December 31, 2000, the Company was required to distribute at least 95% of its REIT taxable income to its stockholders and meet certain tests regarding the nature of its income and assets. This requirement was reduced to 90% beginning in 2001. As a REIT, the Company is not subject to federal income tax with respect to that portion of its income which meets certain criteria and is distributed annually to the stockholders. Accordingly, no provision for federal income taxes is included in the accompanying consolidated financial statements. The Company plans to continue to operate so that it meets the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If the Company were to fail to meet these requirements, the Company would be subject to Federal income tax. The Company may be subject to tax by certain states that do not recognize a Real Estate Investment Trust as a legal entity. Provision for such taxes has been included in real estate and other taxes.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Cash Equivalents

      Cash equivalents consist of short-term, highly liquid debt instruments with original maturities of three months or less. Items classified as cash equivalents include insured bank certificates of deposit and commercial paper. At times, cash balances at a limited number of banks may exceed insurable amounts. The Company believes it mitigates its risk by investing in or through major financial institutions.

Real Estate

      Land, and building improvements are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 35 and 40 years for buildings and 5 to 40 years for building improvements. Tenant improvements are depreciated using the straight-line method over the life of the lease.

      Certain improvements and renovations are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. These items include, but are not limited to, exterior painting, carpeting, roofing, and structural replacements. All ordinary repair and maintenance items are expensed as incurred.

      On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property’s value is impaired only if management’s estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

      When assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. If, in management’s opinion, the net sales price of the assets which have been identified for sale is less than the net book value of the assets, a valuation allowance is established. For investments accounted for under the equity method, principally Investment in ERT, a loss is recognized if the loss in value of the investment is other than temporary.

Employee Loans

      The Company has made loans to officers, directors and employees primarily for the purpose of purchasing common shares of the Company. These loans are demand and term notes bearing interest at rates ranging from 5% to 10%. Interest is payable quarterly. Loans made for the purchase of common shares are reported as a deduction from stockholder’ equity.

Deferred Leasing and Loan Acquisition Costs

      Costs incurred in obtaining tenant leases are amortized on the straight-line method over the terms of the related leases. Costs incurred in obtaining long-term financing are amortized over the life of the loan and charged to interest expense over the terms of the related debt agreements which approximates the effective interest method.

Revenue Recognition

      Rental revenue is recognized on the straight-line basis, which averages minimum rents over the terms of the leases. Certain of the leases provide revenues for additional rental revenue by way of percentage rents to be paid based upon the level of sales achieved by the lessee. These percentage rents are recorded once the required sales level is achieved. The leases also typically provide for tenant reimbursement of common area maintenance and other operating expenses.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Net Income Per Share of Common Stock

      Basic earnings per share (“EPS”) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon the conversion of convertible preferred stock (using the “if converted” method), exercise of stock options and upon conversion of ERP limited partnership interests for all periods.

Segment Information

      As a result of the discontinued operations the principal business of the Company and its consolidated affiliates is the ownership, development and operation of retail shopping centers. The Company does not distinguish or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes in accordance with generally accepted accounting principles. Further, all operations are within the United States and no tenant comprises more than 10% of revenues.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The most significant assumptions and estimates relate to depreciable lives, impairments of real estate, the recovery of mortgage notes and trade accounts receivables and recovery of the Company’s interest in ERT.

Reclassifications

      Certain amounts in prior years have been reclassified to conform to the classification used in 2000.

2.  Recently Issued Accounting Standards

Disclosures under SFAS No. 133:

      The Company adopted SFAS No. 133/138, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001. This new accounting standard requires companies to carry all derivative instruments, including certain embedded derivatives, in the statement of financial condition at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. The Company uses only qualifying hedges that are designated specifically to reduce exposure to interest rate risk by locking in the expected future cash payments on certain liabilities. This is typically accomplished using an interest rate swap. For financial reporting purposes, the gain or loss on the interest rate swap is recorded as a component of equity.

      In connection with the adoption of SFAS No. 133/138 in January 2001, the Company will record a net transition adjustment of $2.1 million in accumulated other comprehensive income (equity) at that time. Adoption of the standard also resulted in the Company recognizing $2.1 million of derivative instrument liabilities. In general, the amount of volatility will vary with the level of derivative activities during any period.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

3.  Discontinued Operations

      In accordance with a definitive agreement entered into in May 2001, on September 21, 2001, the Company and a private investor group comprised of Houlihan-Parnes Realtors, LLC and C.L.K. Management Corp. (“Houlihan/ C.L.K.”) consummated the sale by the Company of its garden apartment community portfolio (excluding one apartment community which was under contract to be sold separately to a third party) to Houlihan/ C.L.K. The one remaining apartment community (The Club Apartments) was sold to the Homewood City Board of Education of Homewood, Alabama on September 28, 2001.

      As consideration for the entire portfolio, the Company received gross proceeds of approximately $380 million. In connection with the garden apartment community portfolio transaction, the Company provided a letter of credit in the amount of approximately $31 million which has a term of three years (subject to the right of Houlihan/ C.L.K. to terminate or reduce the amount thereof after 18 months or, alternatively, to extend the term for one additional year) and for which the Company will receive a fee while it remains outstanding.

      After costs associated with the disposition of the garden apartment community portfolio, the gain on sale was $18.5 million. Approximately $1.5 million of the gain has been recognized in September 2001, with the balance to be recognized as a function of the reduction of the Company’s exposure under the letter of credit.

      Accordingly, the assets and operating results of the garden apartment communities have been reclassified and reported as discontinued operations.

      Income from discontinued operations of garden apartment communities is as follows:

			Five Months
	Year Ended	Year Ended	Ended	Year Ended
	December 31, 2000	December 31, 1999	December 31, 1998	July 31, 1998

Rental revenue:	$76,288	$77,477	$32,471	$69,326

Operating costs	(34,617)	(36,647)	(13,485)	(29,963)

Real estate and other taxes	(6,210)	(6,141)	(2,250)	(5,091)

Interest expense	(4,563)	(3,610)	(1,549)	(3,058)

Depreciation and amortization	(9,135)	(8,713)	(3,481)	(7,545)

Provision for doubtful accounts	(453)	(876)	(783)	(1,162)

Income from discontinued operations of garden apartments	$21,310	$21,490	$10,923	$22,507

      The Company has allocated interest to its discontinued operations in accordance with EITF 87-24. Such interest includes (i) garden apartment portfolio mortgage interest for all periods and (ii) interest on a $50 million portion of the credit facilities subsequent to October 1, 2000, when an interest rate swap was entered into in contemplation of a possible sale of the portfolio.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

      Included in the Consolidated Balance Sheet are net assets of the discontinued operations of garden apartment communities which include:

	December 31, 2000	December 31, 1999

Assets

Land	$68,638	$68,638

Buildings and improvements	321,007	313,855

Less: accumulated depreciation and amortization	(42,866)	(36,194)

Assets in discontinued operations	$346,779	$346,299

4.  Marketable Securities:

      The Company has classified all investments in equity securities as available-for-sale. All investments are recorded at current market value with an offsetting adjustment to stockholders’ equity (in thousands):

	December 31, 2000	December 31, 1999

Cost basis	$976	$976

Unrealized holding gains	555	214

Fair value	$1,531	$1,190

      The weighted average method is used to determine realized gain or loss on securities sold. The fair value of marketable securities is based upon quoted market prices as of December 31, 2000 and 1999.

5.  Mortgages, Notes and Other Receivables:

      The Company had the following mortgages and notes receivable (in thousands):

	December 31, 2000	December 31, 1999

Notes from development companies, monthly interest from 11% to 12% per annum. Maturity dates vary depending upon the completion or sale of certain properties	$34,344	$33,334

Note from a development company, effective interest rate of 10%, payable in Canadian dollars. Due May 2003	9,477	11,113

Purchase money first mortgages, interest at 7.2% to 10%. Due 2000 to 2003	12,121	10,738

Leasehold mortgages, interest at 10% to 12%. Due 2008	2,311	2,650

Other	300	1,307

Total	$58,553	$59,142

      The Company had notes receivable in the total amount of Canadian $14,178,550 and Canadian $16,050,000 at December 31, 2000 and 1999, respectively (US$9,477,000 and US$11,113,000 at December 31, 2000 and 1999, respectively) from a Canadian company which used the proceeds to acquire a 50% joint venture interest in a mixed-use commercial building known as “Atrium on the Bay,” and an adjacent building in Toronto, Canada. The loan is collateralized by the Canadian company’s interest in the joint venture. During 2000, Canadian $10,000,000 (US$6,407,000) was repaid to the Company. Of this amount, US$5,208,000 was applied to accrued interest and US$1,199,000 was applied to the principal balance.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

      The Company established $43,646,000 in credit facilities to certain developers. The total outstanding amounts on the credit facilities of $34,344,000 carry interest at 11% to 12% and are payable on the earlier of the sale of real estate or 2004.

      At December 31, 2000 and 1999, $9,759,000 and $9,663,000, respectively, of the other receivables on the accompanying balance sheet represents interest and dividends receivable, most of which represents interest receivable related to notes from development companies. The Company has assessed its ability to collect these receivables and expects to realize interest and principal in accordance with the terms of the notes.

6.  Excel Realty Partners, L.P.:

      In 1995, ERP, a consolidated entity, was formed to own and manage certain real estate properties. A wholly owned subsidiary of the Company is the sole general partner of ERP and is entitled to receive 99% of all net income and gains before depreciation, if any, after the limited partners receive their net income and gain allocations. Properties have been contributed to ERP in exchange for limited partnership units (which may be redeemed at stipulated prices for cash or the issuance of the Company common shares at the Company’s option), cash and the assumption of mortgage debt. These units can convert to Company shares at exchange ratios from 1.0 to 1.4 Company shares for each unit. At both December 31, 2000 and 1999, there were approximately 3,256,000 limited partner units outstanding of which the Company owned approximately 2,164,000 units. During 2000 the Company did not acquire any additional units. During 1999, the Company acquired an additional 634,000 units for $22.4 million in cash.

7.  ERT Development Corporation:

      In 1995, ERT was organized to finance, acquire, develop, hold and sell real estate in the short-term for capital gains and/or to receive fee income. The Company owns 100% of the outstanding preferred shares of ERT. An officer and director of the Company owns all the common shares. The preferred shares are entitled to receive 95% of dividends, if any, and bears 100% of the losses. Cash requirements to facilitate ERT’s transactions have primarily been obtained through borrowings from the Company.

      Investment in and loans to ERT are comprised of the following (in thousands):

	December 31, 2000	December 31, 1999

Investment	$(13,641)	$4,226

Uncollateralized loans and accounts receivable	69,393	129,791

Collateralized loans receivable	85,724	—

Accrued interest	28,528	16,415

	$170,004	$150,432

      Interest and principal payments from ERT are primarily received upon the completion of development projects. Interest receivable from ERT was $28.5 million and $16.4 million at December 31, 2000 and 1999, respectively. Interest income recognized by the Company was $18.5 million and $14.8 million in 2000 and 1999, respectively, and $2.8 million in the three months ended December 31, 1998.

      For the twelve months ended December 31, 2000 and 1999, the equity in the losses of ERT recorded by the Company was ($17.9 million) and ($3.2 million), respectively and ($1.1 million) in the three months ended December 31, 1998.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

      Summary unaudited financial information for ERT is as follows (in thousands).

	December 31, 2000	December 31, 1999

Condensed Balance Sheets

Mortgages, notes and interest receivable from developers, December 31, 2000 and 1999 interest at 10% to 12%	$61,339	$40,074

Real estate and other assets, net of depreciation	202,153	205,568

Total Assets	$263,492	$245,642

Notes and accounts payable to New Plan Excel Realty Trust, Inc.	$155,118	$128,903

Accrued interest payable to New Plan Excel Realty Trust, Inc.	28,528	16,415

Mortgages, construction and land loans	83,650	84,013

Other liabilities	9,837	12,085

Total liabilities	277,133	241,416

Total stockholders’ equity	(13,641)	4,226

Total liabilities and stockholders’ equity	$263,492	$245,642

			Three Months
	Year Ended	Year Ended	Ended
	December 31, 2000	December 31, 1999	December 31, 1998

			(See Note 21)

Condensed Statements of Income

Revenues	$27,060	$20,107	$2,019

Interest expense to New Plan Excel Realty Trust, Inc.	(18,499)	(14,842)	(2,764)

Other expenses	(26,428)	(8,434)	(378)

Net loss	$(17,867)	$(3,169)	$(1,123)

      Pointe Orlando Development Company, which has been consolidated with ERT since October 1, 1999, has a term loan which had a balance of $78.5 million at December 31, 2000 of which $15.0 million was guaranteed by the Company. At December 31, 1999 Pointe Orlando, had outstanding construction and land loans totaling $84.0 million of which $35.0 million was guaranteed by the Company. ERT has an investment in joint venture partnerships related to a retail development project in Frisco, Texas (The Centre at Preston Ridge). The Company has guaranteed $33.7 million of the loans on this project, which had outstanding balances, related to the guarantees, in the aggregate of $33.7 million at December 31, 2000. The Company initially had guaranteed $68.0 million of the loans on the project, of which $58.6 million was outstanding at December 31, 1999. The Company also has guaranteed that ERT will provide additional funding for the project, which guarantee now totals approximately $4.2 million. This guarantee is reduced commensurately as the funds are provided. In addition, the Company has guaranteed $1.3 million of the outstanding debt on an ERT retail development project, Vail Ranch II, in Temecula, California, all of which was outstanding at December 31, 2000.

      ERT accounts for its investments in Preston Ridge and Vail Ranch II using the equity method. As of December 31, 2000, the equity in the profits (losses) of these investments recorded by ERT was $459,500 and ($147,000), respectively.

      On October 2, 2000 ERT acquired ownership of two properties, Annie Land Plaza and New Market Shopping Center, from Wilton Partners, in exchange for notes and interest receivable due to ERT. In

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

connection with the acquisition, ERT assumed mortgages on the properties in the amounts of $2,390,708 for Annie Land Plaza and $2,802,612 for New Market Shopping Center. The Company has guaranteed 100% of Annie Land Plaza’s outstanding mortgage balance and 25% of New Market Shopping Center’s outstanding mortgage balance. These guarantees amounted to $2,380,000 and $699,000, respectively, at December 31, 2000.

      In addition, during 2000, Wilton Partners repaid in full to ERT approximately $11.0 million of notes receivable and accrued and contingent interest. ERT paid approximately $1.2 million to Wilton Partners to acquire all of its management, development and ownership interests and rights in and to The Mall at 163rd Street.

8.  Mortgages Payable:

      Mortgages are collateralized by real estate and an assignment of rents. As of December 31, 2000, mortgages payable bear interest at rates ranging from 3.7% to 10.75%, having a weighted average of 7.9% per annum and maturity dates from 2001 to 2029. The principal payments required to be made on mortgages payable (excluding $7,753 of unamortized premiums, net of unamortized discounts) are as follows (in thousands):

Year

2001	$43,007

2002	37,262

2003	34,960

2004	7,372

2005	50,754

Thereafter	147,695

$321,050

9.  Credit Facilities:

      The Company has two revolving credit facilities with The Bank of New York, each of which provides for $122.5 million in uncollateralized advances from a group of banks. One facility (“Facility #1”) expires in November 2001. The other facility (“Facility #2”) expires in November 2002. As of December 31, 2000, the Company had outstanding under Facility #1 $46.25 million which bears interest at LIBOR plus 72.5 basis points and $122.5 million outstanding under Facility #2 which currently bears interest at LIBOR plus 67.5 basis points. The covenants of these credit facilities include maintaining certain ratios such as liabilities to assets of less than 50% and maintaining a minimum unencumbered assets coverage ratio of 2 to 1. In addition, the Company has a $75.0 million term loan facility with Fleet National Bank, all of which was outstanding as of December 31, 2000. Loans drawn under this facility were scheduled to mature on March 5, 2001, and accrue interest at LIBOR plus 90 basis points (based on the Company’s credit rating). The loan has been extended to April 14, 2001. It is anticipated that the loan will be increased to $100 million with a maturity date in November 2002. The term loan agreement prepared in connection with the facility contains covenants substantially similar to those included in the two credit facilities of the Company with The Bank of New York.

      On October 11, 2000, the Company entered into a two-year swap agreement with Fleet National Bank relating to $125 million of the Company’s variable rate debt. The agreement effectively fixes the annual interest rate of this debt at a base rate of 6.67% plus applicable spreads associated with the Company’s variable rate credit facilities.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

10.  Notes Payable (in thousands):

	Face
Description	Amount	Due Date	December 31, 2000	December 31, 1999

7.75% Senior notes, effective interest rate 7.95%, net of unamortized discount; December 31, 2000 and 1999— $670 and $806, respectively	$100,000	2005	99,330	$99,194

6.80% Senior unsecured notes, effective interest rate 6.87%, net of unamortized discount; December 31, 2000 and 1999— $92 and $136, respectively	81,000	2002	80,908	80,864

6.875% Senior unsecured notes, effective interest rate 6.982%	75,000	2004	75,000	75,000

7.97% unsecured notes	10,000	2026	10,000	10,000

7.65% unsecured notes	25,000	2026	25,000	25,000

7.68% unsecured notes	20,000	2026	20,000	20,000

Variable rate unsecured notes (LIBOR+10 bp)	40,000	2000	—	40,000

7.35% unsecured notes	30,000	2007	30,000	30,000

6.9% unsecured notes	50,000	2028	50,000	50,000

Variable rate unsecured notes (LIBOR+5 bp)	10,000	2000	—	10,000

7.4% unsecured notes	150,000	2009	149,607	149,565

7.5% unsecured notes	25,000	2029	24,147	24,113

7.33% unsecured notes	49,000	2003	49,000	49,000

Total			$612,992	$662,736

      The Notes are uncollateralized and subordinate to mortgages payable and rank equally with debt under the revolving credit facilities. Where applicable, the discount is being amortized over the life of the respective Notes using the effective interest method. Interest is payable semi-annually or quarterly and the principal is due at maturity. Among other restrictive covenants, there is a restrictive covenant that limits the amount of total indebtedness to 65% of total assets. The principal payments (excluding $2,008 of unamortized discount) required to be made on notes payable are as follows (in thousands):

Year

2001	$—

2002	81,000

2003	49,000

2004	75,000

2005	100,000

Thereafter	310,000

$615,000

11.  Capital Leases:

      The Company owns a leasehold interest in three shopping centers in California (“Master Leased Centers”). The term of the leases is thirty-four years. The leases bear interest at a rate of 7.5%. In addition, the Company has purchased the option to acquire fee title to the Master Leased Centers, exercisable at various times during the terms of the respective leases but subordinate to certain rights of

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

the owner to sell the property. The owner of one of the Master Leased Centers has the option to require the Company to purchase the property after the occurrence of certain events. The payments required to be made on master leases are as follows (in thousands):

Year

2001	$2,459

2002	2,459

2003	2,459

2004	2,459

2005	2,459

Thereafter	62,695

$74,990

Interest	(45,559)

$29,431

12.  Other Liabilities:

      Comprised of the following (in thousands):

	December 31, 2000	December 31, 1999

Property and other taxes payable	$15,895	$13,385

Interest payable	11,600	11,965

Accounts payable	6,778	6,935

Dividend payable	41,694	41,599

Accrued construction costs	2,853	1,936

Deferred rent expense and rents received in advance	1,755	1,523

Amounts due seller of property	1,021	1,365

Accrued professional and personnel costs	4,936	3,805

Acquisition costs	370	235

Other	5,243	5,843

Total	$92,145	$88,591

13.  Environmental Matters:

      Under various federal, state and local laws, ordinances and regulations, the Company may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property or disposed of by it, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). Such liability may be imposed whether or not the Company knew of, or was responsible for, the presence of such hazardous or toxic substances. Except as discussed below, the Company is not aware of any significant environmental condition at any of its properties.

      Soil and groundwater contamination exists at certain of the Company’s properties. The primary contaminants of concern at these properties include perchloroethylene and trichloroethylene (associated with the operations of on-site dry cleaners) and petroleum hydrocarbons (associated with the operations of on-site gasoline facilities). The Company currently estimates that the total remaining cost of remediation of environmental conditions for these properties will be in the range of approximately $1 million to

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

$3 million, although there can be no assurance that this range of estimates will prove accurate. In connection with certain of these properties, the Company has entered into remediation and indemnity agreements, which obligate the prior owners of certain of the properties (including in some cases, principals of the prior owners) to perform the remediation and to indemnify the Company for any losses the Company may suffer because of the contamination or remediation. There can be no assurance that the remediation estimates of the Company will prove accurate or that the prior owners will perform their obligations under these agreements, although in certain cases funds have been set aside with respect to the performance under these agreements. In connection with certain other properties, the former tenants at the properties are in the process of performing the necessary remediation, although there can be no assurance that such remediation will be satisfactory. In connection with certain additional properties, the Company has assumed the obligation to perform the necessary remediation in connection with the Company’s purchase of the properties. In addition to the environmental conditions discussed above, asbestos-containing materials (associated with spray applied fireproofing materials) exist at certain of the Company’s properties. The Company currently estimates that the total cost of abatement of asbestos-containing materials at these properties would be approximately $3.2 million, although there can be no assurance that this estimate will prove accurate. The Company does not expect the environmental conditions at its properties, considered as a whole, to have a material adverse effect on the Company. Included in other liabilities in the Company’s Consolidated Balance Sheet at December 31, 2000 is $3.2 million related to the clean-up of certain asbestos-containing materials.

14.  Lease Agreements:

      The Company has entered into leases, as lessee, in connection with ground leases for shopping centers which it operates, an office building which it sublets and administrative office space for the Company. These leases are accounted for as operating leases. The minimum annual rental commitments during the next five fiscal years and thereafter are approximately as follows (in thousands):

Year

2001	$1,278

2002	1,218

2003	1,409

2004	1,146

2005	1,152

Thereafter	10,107

$16,310

      For the years ended December 31, 2000 and July 31, 1998, the leases for office space included contingent rentals for real estate tax escalations and operating expenses in the amount of $0.021 million and $0.010 million, respectively. There were no contingent rentals for the twelve months ended December 31, 1999 or the five months ended December 31, 1998. In addition, ground leases provide for fixed rent escalations and renewal options.

15.  Stockholders’ Equity:

Preferred Stock

      Holders of the 8 1/2% Series A Cumulative Convertible Preferred Stock (the “Preferred A Shares”) are entitled to an annual distribution of $2.125 per share and are convertible into common shares at a price of $20.10 per share. The Preferred A Shares rank senior to the Company’s common stock and are on

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

a parity with the other preferred shares with respect to the payment of dividends and amounts payable upon liquidation, dissolution or winding down of the Company.

      The Company has outstanding 6,300,000 depositary shares each representing 1/10 of a share of 8 5/8% Series B Cumulative Redeemable Preferred Stock (the “Preferred B Shares”). Holders of the Preferred B Shares are entitled to an annual dividend equal to $2.15625, payable quarterly.

      The Company also has 1,500,000 depositary shares outstanding, each representing a 1/10 fractional interest in a share of 7.8% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock (the “Preferred D Shares”), which are redeemable at the option of the Company on or after June 2007 at a liquidation preference of $500 per share. The Preferred D Shares pay dividends quarterly at the rate of 7.8% of the liquidation preference per annum through September 2012 and at the rate of 9.8% of the liquidation preference per annum thereafter.

Options

      The Company has two active stock option plans (the “Plans”) and five option plans under which grants are no longer made. Pursuant to the seven plans, options have been granted to purchase shares of common stock of the Company (the “Shares”) to officers, directors, and certain key employees of the Company. The two active plans are: the 1993 Employee Plan (the “1993 Plan”) and the 1994 Directors Plan (the “1994 Plan”). The exercise price of a share pursuant to each of the Plans is required to be no less than the fair market value of a share on the date of grant. The vesting schedule for the 1993 Plan is determined at the time of grant by the option committee and the grants under the 1994 Plan vest 100% at the grant date. As of December 31, 2000, approximately 1.9 million option shares are available for grant under the 1993 Plan. The total available for future grant is approximately 1.8 million option shares plus an aggregate amount equal to 2% of the total number of issued and outstanding shares of common stock as of December 31, 2001. As of December 31, 2000, approximately 147,000 option shares were available for grant under the 1994 Plan. The options outstanding at December 31, 2000 had exercise prices from $12.81 to $25.25 and a weighted average remaining contractual life of 4.2 years. The total option shares under all seven plans exercisable at December 31, 2000 is approximately 3.4 million.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

      Stock option and warrant activity are summarized as follows:

		Weighted Average
	Option	Exercise Price
	Shares	Per Share

Outstanding at July 31, 1997	2,513,200

Granted	1,450,250	$24.08

Exercised or forfeited	(387,500)	$21.97

Outstanding at July 31, 1998	3,575,950

Balance from Excel at date of Merger	2,315,842	$19.71

Granted	135,500	$20.62

Exercised or forfeited	(81,402)	$21.58

Outstanding at December 31, 1998	5,945,890

Granted	633,000	$19.92

Exercised or forfeited	(1,338,662)	$17.27

Outstanding at December 31, 1999	5,240,228

Granted	1,992,621	$12.98

Exercised or forfeited	(1,530,141)	$18.16

Outstanding at December 31, 2000	5,702,708	$19.53

Options exercisable at December 31, 2000	3,417,907	$21.06

      SFAS No. 123, Accounting for Stock-Based Compensation, requires either the recording or disclosure of compensation cost for stock-based employee compensation plans at fair value. The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation costs have been recognized by the Company.

      Had compensation cost for the Company’s stock option plans been recognized based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company’s net income in the year ended December 31, 2000 would have been reduced by $2,050,000 from $123,081,000 to $121,031,000 ($1.12 per share — basic and diluted). In the year ended December 31, 1999, net income would have been reduced by $1,160,000 from $149,513,000 to $148,353,000 ($1.42 per share — basic and $1.40 per share — diluted). In the five months ended December 31, 1998, net income would have been reduced by $677,000 from $55,805,000 to $55,128,000 ($0.62 per share — basic and $0.61 per share — diluted). In the year ended July 31, 1998, net income would have been reduced by $6,425,000, from $90,573,000 to $84,148,000 ($1.41 per share — basic and diluted).

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the five months ended December 31, 1998, and each of the three years ended December 31, 2000 and December 31, 1999 and July 31, 1998, respectively: dividend yield of 6.70%, 8.26%, 8.74%, and 6.14%, respectively; expected volatility of 19.51%, 22.15%, 20.99% and 18.25%, respectively; risk-free interest rate of 4.93%, 6.68%, 5.57% and 5.87%, respectively; and expected life of 5.2 years, 4.6 years, 4.6 years and 6.5 years, respectively. The per share weighted average fair value at the dates of grant for options awarded for the above periods was $2.04, $1.31, $1.47 and $2.78, respectively.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Dividends Paid and Payable

Dividends declared in 1999, paid in 2000	$41,599

Dividends declared in 2000, paid in 2000	$125,443

Dividends declared in 2000, payable in 2001	$41,694

Dividend Reinvestment Plan

      The Company has a Dividend Reinvestment and Share Purchase Plan (the “Plan”) whereby shareholders may invest cash distributions and make optional cash payments to purchase shares of the Company. The additional shares will be purchased in the open market.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Earnings per Share (EPS)

      In accordance with the disclosure requirements of SFAS No. 128 (Note 1), a reconciliation of the numerator and denominator of basic and diluted EPS is provided as follows (in thousands, except per share amounts):

	Years Ended		Five Months	Five Months
			Ended	Ended
	December 31, 2000	December 31, 1999	December 31, 1998	July 31, 1998

Basic EPS

Numerator:

Net Income from continuing operations	$101,013	$128,023	$44,882	$68,066

Preferred Dividends	(22,635)	(22,777)	(6,914)	(5,850)

Net Income available to common shares — basic, from continuing operations	78,378	105,246	37,968	62,216

Discontinued Operations	21,310	21,490	10,923	22,507

Net income before extraordinary item	99,688	126,736	48,891	84,723

Extraordinary item	758	—	—	—

Net Income available after extraordinary item to common shares — basic	$100,446	$126,736	$48,891	$84,723

Earnings per common share — basic, from continuing operations	$0.90	$1.19	$0.49	$1.05

Earnings per common share — basic, from discontinued operations	$0.24	$0.24	$0.14	$0.38

Earnings per common share — basic, from extraordinary item	$0.01	$—	$—	$—

Earnings per common share — basic	$1.15	$1.43	$0.63	$1.43

Denominator:

Weighted average common shares outstanding	87,608	88,662	77,481	59,365

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

	Years Ended		Five Months	Five Months
			Ended	Ended
	December 31, 2000	December 31, 1999	December 31, 1998	July 31, 1998

Diluted EPS

Numerator:

Net Income from continuing operations	$101,013	$128,023	$44,882	$68,066

Preferred Dividends	(22,635)	(22,777)	(6,914)	(5,850)

Minority interest	952	1,299	457	—

Net Income available to common shares — diluted, from continuing operations	79,330	106,545	38,425	62,216

Discontinued Operations	21,310	21,490	10,923	22,507

Net income before extra ordinary item	100,640	128,035	49,348	84,723

Extraordinary Item	758	—	—	—

Net Income available after extraordinary item to common shares — diluted	$101,398	$128,035	$49,348	$84,723

Earnings per common share — diluted, from continuing operations	$0.89	$1.18	$0.48	$1.04

Earnings per common share — diluted, from discontinued operations	$0.24	$0.24	$0.14	$0.38

Earnings per common share — diluted, from extraordinary item	$0.01	$—	$—	$—

Earnings per common shares — diluted	$1.14	$1.42	$0.62	$1.42

Denominator:

Weighted average of common shares outstanding	87,608	88,662	77,481	59,365

Effect of diluted securities:

Common stock options	108	22	594	409

Excel Realty Partners, L.P. third party units	1,235	1,756	1,321	—

Average shares outstanding — diluted	88,951	90,440	79,396	59,774

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

16.  Statement of Cash Flows — Supplemental Disclosure:

      During the year ended December 31, 2000, the Company did not assume any mortgages payable. In the five months ended December 31, 1998 and the years ended December 31, 1999 and July 31, 1998, the Company acquired properties by assuming mortgages payable of $4,730,000, $5,357,000 and $51,900,000, respectively. In addition, in connection with the purchase of a certain property in April 1999, the seller was issued partnership units in Excel Realty Partners, L.P. valued at $770,000. Moreover, in connection with the purchase of partnership units in Excel Realty Partners, L.P. in August 1999, $8.0 million in excess of minority interest has been included in real estate. The amounts paid for interest for the five months ended December 31, 1998 and the years ended December 31, 2000 and 1999 and July 31, 1998 were $33,061,000, $93,839,000, $84,163,000 and $34,876,000, respectively. State and local income taxes paid for the five months ended December 31, 1998 and the years ended December 31, 2000 and 1999 and July 31, 1998 were $100,000, $897,000, $352,000, and $156,000, respectively. The Company accrued $490,000 as of December 31, 2000 in order to repurchase the Company’s common stock.

17.  Financial Instruments:

      The following fair value disclosure was determined by the Company, using available market information and discounted cash flow analyses as of December 31, 2000 and 1999, respectively. The discount rate used in calculating fair value is the sum of the current risk free rate and the risk premium on the date of acquiring the instruments. Considerable judgment is necessary to interpret market data and to develop the related estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize upon disposition. The use of different estimation methodologies may have a material effect on the estimated fair value amounts. The Company believes that the carrying amounts reflected in the Consolidated Balance Sheets at December 31, 2000 and 1999 approximate the fair values for cash and cash equivalents, marketable securities, receivables and other liabilities. The following are financial instruments for which Company estimates of fair value differ from carrying amounts (in thousands):

	December 31, 2000		December 31, 1999

	Carrying		Carrying
	Amounts	Fair Value	Amounts	Fair Value

Mortgages and notes receivable including advances to ERT	$213,746	$215,278	$188,045	$189,737

Mortgages payable	328,803	331,382	341,643	342,757

Notes payable	612,992	653,860	662,736	691,501

Credit facilities	243,750	243,616	188,721	190,289

18.  Future Minimum Annual Base Rents:

      Future minimum annual base rental revenue for the next five years for the commercial real estate owned at December 31, 2000 and subject to noncancelable operating leases is as follows (in thousands):

Year

2001	$254,308

2002	228,876

2003	203,017

2004	177,103

2005	156,157

Thereafter	931,598

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

      The above table assumes that all leases which expire are not renewed and tenant renewal options are not exercised, therefore neither renewal rentals nor rentals from replacement tenants are included. Future minimum annual base rentals do not include contingent rentals, which may be received under certain leases on the basis of percentage of reported tenants’ sales volume, increases in consumer price indices, common area maintenance charges and real estate tax reimbursements. Contingent rentals for the five months ended December 31, 1998 and for the years ended December 31, 2000 and 1999 and July 31, 1998 amounted to approximately $15,549, $62,447, $59,581 and $34,421, respectively.

19.  Retirement Plan:

      The Company has a Retirement and 401(k) Savings Plan (the “Savings Plan”) covering most of the officers and employees of the Company. Participants in the Savings Plan may elect to contribute a portion of their earnings to the Savings Plan and the Company makes a matching contribution to the Savings Plan to a maximum of 3% of the employee’s eligible compensation. For the five months ended December 31, 1998 and the years ended December 31, 2000 and 1999 and July 31, 1998, the Company’s expense for the Savings Plan was $205,000, $147,000, $607,000 and $317,000, respectively.

20.  Selected Quarterly Financial Data (unaudited):

      Summarized quarterly financial data is as follows (in thousands, except per share amounts):

	Total			Net Income		Net Income
	Revenues	Net Income		Per Share		Per Share

Year Ended December 31, 2000:

First quarter	$84,291	$27,249	(2)	$0.25	(2)	$0.25	(2)

Second quarter(3)	83,301	36,229	(2)	0.35	(2)	0.35	(2)

Third quarter	81,540	32,233		0.30		0.30

Fourth quarter	85,843	27,370	(2)	0.25	(2)	0.25	(2)

Year Ended December 31, 1999:

First quarter	$84,831	$39,669		$0.38		$0.38

Second quarter(3)	83,234	31,788	(1)	0.29	(1)	0.29	(1)

Third quarter	83,986	34,688		0.33		0.32

Fourth quarter	84,953	43,368		0.43		0.42

(1)	Includes a non-recurring charge of $8.5 million

(2)	Includes a non-recurring charge of $2.7 million in the first quarter, $0.9 million in the second quarter and $1.3 million in the fourth quarter

(3)	Net income before extraordinary item $35,471; earnings per share before extraordinary item: basic and diluted $0.34

21.     Merger:

      On September 28, 1998, New Plan Realty Trust (“Trust”) and Excel Realty Trust (“Excel”) merged. As provided in the Merger Agreement, Excel paid a 20% stock dividend prior to the Merger. In connection with the Merger, each share of beneficial interest, no par value, of the Trust was converted into one share of common stock, par value $.01 share, of the Company, and each 7.8% Series A Cumulative Step-Up Premium Rate Preferred Share, par value $.01 per share, of the Trust was converted into one share of 7.8% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock, par value $.01 per share, of the Company (“Series D Preferred Stock”). The Company issued an aggregate of approximately

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

60,000,000 shares of common stock and 150,000 shares of Series D Preferred Stock (represented by 1,500,000 depositary shares, each of which represents a one-tenth fractional interest in a share of Series D Preferred Stock) to the Trust’s shareholders in the Merger.

      The Merger has been accounted for as a purchase by the Trust of the assets and liabilities of Excel using the purchase method of accounting in the accompanying consolidated financial statements. This treatment was applied because the shareholders of the Trust immediately prior to the Merger owned approximately 65% of the Company’s common stock outstanding immediately following the Merger, and the members of the Board of Trustees of the Trust immediately prior to the Merger comprised of nine of 15 members of the Board of Directors of the Company immediately following the Merger. As a result of the Merger, the Trust became a wholly owned subsidiary of the Company.

      The accompanying consolidated financial statements reflect the results of the Trust prior to the Merger and combined the results from September 28, 1998 to December 31, 1998. All information regarding per share information prior to the Merger has been restated to reflect the conversion of shares of beneficial interest in the Trust into common stock of the Company. The Trust valued the equity of the Company (assets net of liabilities) at $899,118,300, based upon the market value at the execution of the Merger Agreement of Trust shares of beneficial interest into which outstanding Excel shares of common stock could be converted. Additionally, the Company incurred costs of $6,400,000 related to the Merger. The total consideration for the fair value of the assets and liabilities acquired are set forth below:

Consideration

	Shares	Value	Total
	Outstanding	Per Share	Consideration

Common stock	28,146,906	$24.20	$681,155,125

Series A preferred stock	2,124,980	28.75	61,093,175

Series B preferred stock (depositary shares)	6,300,000	24.90	156,870,000

			$899,118,300

Assets and Liabilities Acquired

Shares
Outstanding

Real estate	$1,332,715,400

Other assets	136,864,400

Mortgages and notes payable	(501,400,600)

Other liabilities	(27,957,000)

Minority interest	(41,103,900)

Allocation of purchase price	$899,118,300

22.     Non-Recurring Charge:

      During the year ended December 31, 2000, one executive retired and three executives resigned their positions. In connection with their respective retirement and employment agreements the Company recorded a non-recurring charge of $4.9 million for their severance payments. In April 1999, seven executives, all formerly of Excel Realty Trust, Inc., resigned. These resignations occurred under the terms of Resignation and Release Agreements between the executives and the Company. They provided for payment by the Company of severance benefits, the cancellation of certain “in the money” vested stock

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

options in exchange for the payment of the value of the stock options and the repurchase of Company stock owned by these executives. As a result, $8.5 million has been recorded as a non-recurring charge in 1999. This charge comprises $1.7 million in severance payments, $6.0 million in stock compensation expense and $0.8 million of other costs.

23.     Commitments and Contingencies:

      The Company is a defendant in certain litigation. This includes the following:

ERT is involved in certain ongoing litigation concerning the construction, design and delayed opening of Pointe Orlando, a project now controlled by ERT. ERT initially brought actions against the contractor and architect alleging various causes of action relating to these matters. The contractor has filed a mechanic’s lien claim in the approximate face amount of $7.2 million representing the unpaid balance due under its contract which, with statutory interest and attorney fees, now exceeds $10 million. The contractor has also claimed other additional damages in an unspecified amount. The architect has filed a claim for the unpaid balance of its fee in the approximate amount of $700,000, plus interest. ERT disputes these claims and is vigorously defending them. In the event that the various claims are decided in a manner adverse to ERT, the Company does not believe that such result will have a material adverse effect on the financial condition of the Company.

None of these amounts are provided for at December 31, 2000.

      The Company is also a defendant in certain other litigation arising in the normal course of business activities and management does not believe that the resolution of these matters will have a materially adverse effect upon the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

CONCERNING THE YEARS ENDED DECEMBER 31, 2000 AND 1999
AND THE FIVE MONTHS ENDED DECEMBER 31, 1998

Results of Operations

      The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto. Historical results and percentage relationships set forth in the Consolidated Statements of Income and Comprehensive Income contained in the Consolidated Financial Statements and accompanying notes, including trends which might appear, should not be taken as indicative of future operations.

      On September 21, 2001, the Company and a private investor group consummated the sale by the Company of its garden apartment community portfolio (excluding one apartment community which was under contract to be sold separately to a third party). The one remaining apartment community was sold to an unrelated party on September 28, 2001. Accordingly, the assets and operating results of the garden apartment communities were reclassified and reported as discontinued operations and are not reflected in the following discussion.

Comparison of Year Ended December 31, 2000 to Year Ended December 31, 1999

     Revenues:

      Rental income decreased by $4.3 million from $276.4 million for the twelve months ended December 31, 1999 to $272.1 million for the same period in 2000. Between January 1, 1999 and December 31, 2000, six retail shopping centers were acquired. These acquisitions produced revenue increases of approximately $2.2 million. During the same period, the Company sold all or a portion of 17 properties which accounted for revenue reductions of $3.3 million. Clearwater Mall, a property with redevelopment plans under reevaluation, accounted for a revenue decline of $1.7 million. Lease settlement income declined $1.2 million. The balance of the change in revenue was an decrease of $0.3 million.

      Interest, dividend and other income increased by approximately $4.4 million from $26 million for the twelve months ended December 31, 1999 to $30.4 million for the same period in 2000. This increase was due primarily to interest income of $4.4 million earned primarily from ERT Development Corporation (“ERT”) and the Company’s development projects.

      The decrease in equity participation in ERT, from a loss of $3.2 million in the twelve months ended December 31, 1999 to a loss of $17.9 million in the twelve months ended December 31, 2000, was primarily the result of factors relating to the two operating mall properties (The Mall at 163rd Street and Pointe Orlando), a decrease in interest income and an increase in interest expense.

      The Mall at 163rd Street, a property owned by ERT, had a reduction in net income of approximately $4.7 million. This was due primarily to a reduction in rental revenue of $4.8 million because of redevelopment plans, lease settlement income of $1.9 million received in the prior period, which did not recur in the current period, offset by higher interest income of approximately $0.1 million, an increase in the bad debt expense of $0.6 million and lower operating expenses of approximately $0.5 million.

      Pointe Orlando, a mall in Florida, which in three quarters of the prior year was accounted for using the equity method when ERT was a 38.5% owner, has been 100% owned and consolidated with ERT since October 1, 1999. The effect of owning 100% of Pointe Orlando for the full year of 2000 increased the loss to ERT by an additional $3.1 million to $6.3 million. Pointe Orlando had an increased loss in the twelve months ended December 31, 2000 of approximately $3.2 million. This was due primarily to lower revenues of $1.7 million, increased litigation costs of $3.9 million relating to a legal action revolving around the construction and delayed opening of the mall and an increase in bad debt expense of approximately $0.9 million. These items were offset by lower operating costs of $0.9 million and lower interest expense of $2.4 million.

      ERT had a decrease in interest income of approximately $5.3 million, or 49.4%, due primarily to the acquisition and consolidation of Pointe Orlando and the elimination of the interest income charged to the previously unconsolidated entity. ERT’s interest expense to the Company increased $3.7 million due to higher borrowings by ERT which was the primary reason for the $4.4 million increase in interest, dividend and other income of the Company.

      Foreign currency loss increased $1.1 million due to the decline in value of the Canadian dollar.

     Expenses:

      Total expenses increased $11.5 million from $239.2 million for the twelve months ended December 31, 1999 to $250.7 million for the same period in 2000. The major areas of increase were real estate and other taxes, interest expense, depreciation and amortization, and administrative expense. These increases were partially offset by decreases in operating, bad debt and non-recurring expenses.

      Interest expense increased $10.6 million from $77.8 million for the twelve months ended December 31, 1999 to $88.4 million for the same period in 2000, due primarily to increased borrowings in connection with stock repurchases, property acquisitions and improvements and additional investments in ERT.

      Real estate and other taxes increased $3.3 million from $32.8 million for the twelve months ended December 31, 1999 to $36.1 million for the same period in 2000. Approximately $0.5 million of the increase was due to a one-time recovery of prior year’s expense in 1999, which did not occur again in 2000. The remaining amount of approximately $2.8 million was due to higher property tax assessments.

      Depreciation expense increased $1.2 million from $54.2 million for the twelve months ended December 31, 1999 to $55.4 million for the same period in 2000. The primary reason for the increase was the improvements to real estate put in place in 1999 and 2000 and the increase of real estate assets due to additional allocation of purchase price from the 1998 merger (the “Merger”) with Excel Realty Trust, Inc. (“Excel”) in the prior year. The net impact of the acquisitions and dispositions during the periods was a reduction of $0.3 million.

      Bad debt expense decreased $0.9 million from $5.3 million for the twelve months ended December 31, 1999 to $4.4 million for the same period in 2000 due to the collection of amounts previously thought to be uncollectible and improved collection experience. The decrease was partially offset by an increase in the reserve for bad debts at the Clearwater Mall.

      Non-recurring charges declined $3.6 million from $8.5 million for the twelve months ended December 31, 1999 to $4.9 million for the same period in 2000. The $4.9 million non-recurring charges in 2000 were primarily payments made to certain former officers in connection with their resignation or retirement from the Company and their respective retirement and employment agreements. In the prior year, the $8.5 million expense was the result of the resignation of seven former Excel executives and the payments made to them in accordance with their employment agreements.

      Administrative expenses increased $0.8 million from $6.7 million for the twelve months ended December 31, 1999 to $7.5 million for the same period in 2000. As a percent of total assets, administrative expense decreased to 0.26% from 0.27%. As a percent of total revenues, costs increased to 2.24% from 1.97%. The major reason for the increase was related to increases in personnel costs.

     Gains on the Sale of Assets:

      Gains on the sale of real estate increased $1.2 million. In 2000, the Company sold 11 retail properties and one commercial property resulting in a gain of $9.2 million. In 1999, five retail properties were sold resulting in a gain of $7.3 million, and two residential properties were sold for a gain of $0.7 million.

     Impairment of Real Estate:

      The estimated fair value of certain properties classified as “Real estate held for sale” was less than the book value of these properties. This resulted in an impairment of real estate expense of $3.6 million for the year ended December 31, 2000. Of this impairment, $1.9 million is related to real estate held for sale during the year which is now held for use as of December 31, 2000. There was no impairment of real estate in 1999.

     Extraordinary Income:

      During the year there was a prepayment of a mortgage payable which had an unamortized mortgage premium associated with it. The elimination of this premium resulted in the extraordinary income of $0.8 million. There was no extraordinary income in 1999.

Comparison of Year Ended December 31, 1999 to Year Ended December 31, 1998

      The results of operations reflected in the Consolidated Statements of Income and Comprehensive Income include post-Merger results for the twelve months ended December 31, 1999 and the five months ended December 31, 1998. The following includes pro forma financial information for the year ended December 31, 1998 presented as if the Merger consummated on September 28, 1998 had been consummated on January 1, 1998 in order to make the comparison of 1999 and 1998 more informative. Except as stated otherwise, the discussions below relate to comparison of actual results for the twelve-month period ended December 31, 1999 to pro forma results for the twelve-month period ended December 31, 1998. The pro forma results are not necessarily indicative of what the results would have been if the Merger actually occurred on January 1, 1998.

      The actual results of operations for the twelve months ended December 31, 1998 have been derived by aggregating the estimated results of operations and cash flows for the month ended January 31, 1998, the amounts reported for the three months ended April 30 and July 31, 1998, and the actual results for the five months ended December 31, 1998 (which reflect the Merger as of September 28, 1998).

	1999	1998	1998
	(Actual)	(Pro Forma)	(Actual)

	(in thousands, except per share amounts)

Rental Revenues	$337,004	$323,005	$223,299

Expenses:

Operating costs	53,965	47,207	34,330

Real estate and other taxes	32,788	30,030	20,936

Interest	77,802	68,074	45,827

Depreciation and amortization	54,199	49,600	31,151

Provision for doubtful accounts	5,268	4,517	3,598

Non-recurring charge	8,497	—	—

General and administrative	6,665	7,719	3,758

Total expenses	239,184	207,147	139,600

Income before real estate sales, impairment of real estate	97,820	115,858	83,699

Other income and expenses:

Interest, dividend and other income	23,546	21,253	7,840

Gain (loss) on sale of real estate	7,956	371	58

Impairment of real estate	—	—	—

Minority interest in income of partnership	(1,299)	(1,684)	(457)

Income from continuing operations	128,023	135,798	91,140

	1999	1998	1998
	(Actual)	(Pro Forma)	(Actual)

	(in thousands, except per share amounts)

Discontinued operations:

Income from discontinued operations of garden apartments	21,490	18,676	18,676

Net income	$149,513	$154,474	$109,816

Net income per share:

Basic	$1.43	$1.49	$1.48

Diluted	$1.42	$1.46	$1.47

      All changes between 1998 actual results and 1999 actual results are primarily attributable to the Merger as well as the impact of property acquisitions made by Excel during 1998. Accordingly, the following discussions reflect a comparison of pro forma 1998 data to actual 1999 data.

      Total revenues increased $14.0 million from $323 million for the twelve months ended December 31, 1998 to $337 million for the same period in 1999. The Company acquired 31 retail properties between January 1, 1998 and December 31, 1999. These retail acquisitions produced increased revenue of $16.2 million in 1999. In addition, revenue in 1999 was reduced $1.1 million because of the sale of six properties and was reduced $1.7 million because of an adjustment of common area maintenance revenue relating to certain properties. The remaining revenue change was an increase of $0.6 million.

      Interest, dividend and other income increased $2.2 million from $21.3 million for the twelve months ended December 31, 1998 to $23.5 million for the same period in 1999. The increase was primarily the result of the following factors. The net effect of an interest revenue increase and equity revenue decrease from ERT was a decrease of $2.8 million. This decrease was offset by increases in interest revenues from development notes receivable of $1.1 million, currency gains of $1.8 million, financing commitment fees revenue of $1.4 million and an insurance recovery of $0.5 million. The remaining interest, dividend and other revenue change was an increase of $0.2 million.

      Total expenses increased $32.1 million from $207.1 million for the twelve months ended December 31, 1998 to $239.2 million for the same period in 1999. Property acquisitions and the assumption of related debt resulted in $14.3 million of the $32.1 million increase in total expenses, including a $5.6 million increase in operating costs, $4.0 million in additional depreciation, $1.8 million in additional real estate and taxes, and $2.9 million in interest expense. The remaining $6.8 million increase in interest expense was primarily the result of increased borrowings in connection with property acquisitions, severance costs and common stock repurchases resulting from the resignation of seven executives, all formally of Excel and the purchase by the Company of Excel Realty Partners, L.P. partnership units. The decrease of $1.1 million in general and administrative costs relates primarily to staff reductions in the closing of the Company’s San Diego office which was partially offset by a non-recurring increase in professional fees of approximately $0.8 million related to a terminated acquisition of another company. The $8.5 million non-recurring charge is a result of payments of $1.7 million in severance payments, $6.0 million in stock compensation expense related to the settlement of outstanding stock options and $0.8 million of other costs related to the resignation of the aforementioned seven executives in April 1999.

Comparison of Five Months Ended December 31, 1998 to Five Months Ended December 31, 1997

      The actual results of operations for the five-month period ended December 31, 1998 only include operations of Excel from September 28, 1998 (the date of the merger) to December 31, 1998.

	Five Months Ended	Five Months Ended
	December 31, 1998	December 31, 1997
	(Actual)	(Actual)

Total revenues	$123,450	$73,232

Expenses:

Operating costs	19,279	13,294

Real estate and other taxes	11,206	7,101

Interest	25,619	13,497

Depreciation and amortization	17,885	9,583

Provision for doubtful accounts	2,042	1,206

General and administrative	2,114	1,143

Total expenses	78,145	45,824

Gain/(loss) on sale of real estate/ securities	34	(67)

Minority interest in income from partnership	(457)	—

Income from continuing operations	$44,882	$27,341
Discontinued operations

Income from discontinued operations of garden apartments	$10,923	$9,006

Net income	$55,805	$36,347

Basic earnings per common income per share:

Income from continuing operations	$0.49	$0.44

Discontinued operations	$0.14	$0.18

Basic earnings per share	$0.63	$0.62

Diluted earnings per share

Income from continuing operations	$0.48	$0.43

Discontinued operations	$0.14	$0.18

Diluted earnings per share	$0.62	$0.61

      The Company acquired 23 properties from August 1997 to December 1998.

      Total revenues increased approximately $50.2 million to $123.5 million. Of the increase, $42.6 million related to additional revenues from Excel as a result of the Merger. In addition, the 17 retail properties that were acquired since August 1997 accounted for $5.5 million of the increased revenues in 1998 when compared to the five-month period ended December 31, 1997. The remaining $2.1 million increase in revenue was primarily a result of an increase in investment income.

      Total expenses increased $32.3 million to $78.1 million. Of the increase, $27.2 million related to additional expenses from Excel as a result of the Merger. In addition to the Merger, the retail properties that were acquired since August 1997 accounted for $3.3 million of additional expenses and interest related to notes payable increased $1.2 million as a result of $50 million additional outstanding notes payable. The remaining $0.6 million relates to increased expenses from the Company’s existing portfolio.

      Operating costs increased $6.0 million from $13.3 million for the five months ended December 31, 1997 to $19.3 million for the same period in 1998, of which the Merger accounted for $6.0 million. The properties acquired since August 1997 accounted for $0.7 million of increases and other properties accounted for a decrease in operating costs of $0.7 million.

      Real estate and other taxes increased $4.1 million from $7.1 million for the five months ended December 31, 1997 to $11.2 million for the same period in 1998, of which $3.2 million related to Excel as a result of the Merger, $0.6 million related to the retail properties acquired since August 1997 and $0.3 million related to increases on the remaining portfolio.

      Interest expense increased $12.1 million from $13.5 million for the five months ended December 31, 1997 to $25.6 million for the same period in 1998, of which $9.8 million related to the merger and $1.1 million related to additional mortgage debt assumed upon the acquisition of retail properties and $1.2 related to increased corporate debt as described above.

      Depreciation and amortization increased $8.3 million from $9.6 million for the five months ended December 31, 1997 to $17.9 million for the same period in 1998 of which $6.9 million related to the Merger, $0.8 million related to the properties acquired since August 1997 and the remaining $0.6 million related to the remaining properties in the portfolio.

      Provision for doubtful accounts increased $0.8 million from $1.2 million for the five months ended December 31, 1997 to $2.0 million for the same period in 1998 of which $0.4 million related to the Merger, $0.2 million related to retail properties acquired since July 1997 and $0.2 million related to the existing portfolio.

      Finally, general and administrative costs increased $1.0 million from $1.1 million for the five months ended December 31, 1997 to $2.1 million for the same period in 1998 of which $0.9 million related to the Merger.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of CenterAmerica Property Trust, L.P.

      We have audited the accompanying Combined Statement of Revenues and Certain Operating Expenses of Properties to be Acquired, as described in Note 1, for the year ended December 31, 2000. This statement is the responsibility of the management of CenterAmerica Property Trust, L.P. Our responsibility is to express an opinion on this statement based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

      The accompanying Combined Statement of Revenues and Certain Operating Expenses of Properties to be Acquired was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the revenues and expenses of the properties to be acquired.

      In our opinion, the statement referred to above presents fairly, in all material respects, the Combined Revenues and Certain Operating Expenses of Properties to be Acquired, as described in Note 1, for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

Houston, Texas

March 2, 2001

CENTERAMERICA PROPERTY TRUST, L.P.

Combined Statement of Revenues and Certain Operating Expenses

of Properties to be Acquired
(dollars in thousands)

		Nine months
	Year ended	ended
	December 31,	September 30,
	2000	2001

		(unaudited)

Revenues:

Minimum rents	$67,259	$52,323

Percentage rents	1,433	683

Expense reimbursements	16,114	13,204

Other revenues	1,845	1,738

Total revenues	86,651	67,948

Certain operating expenses:

Real estate taxes	11,455	9,240

Property operating and maintenance	10,638	8,855

General and administrative	5,778	4,138

Provision for doubtful accounts	1,269	968

Total certain operating expenses	29,140	23,201

Revenues in excess of certain operating expenses	$57,511	$44,747

The accompanying notes are an integral part of this statement.

CENTERAMERICA PROPERTY TRUST, L.P.

Notes to Combined Statement of Revenues and Certain Operating Expenses of

Properties to be Acquired
Year Ended December 31, 2000 and Nine Months Ended September 30, 2001
(dollars in thousands)

1.  Business and Summary of Significant Accounting Policies:

Business

      The Combined Statement of Revenues and Certain Operating Expenses of Properties to be Acquired (the “Statement”) includes the operations of community and neighborhood retail shopping centers (collectively, the “Properties”), primarily located in the Houston and Dallas, Texas metropolitan areas. The Properties are owned and managed by CenterAmerica Property Trust, L.P. and subsidiaries (collectively, the “Partnership”).

Basis of Presentation

      The Statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a prospectus supplement pursuant to the transaction described in Note 4, and is not a complete presentation of the actual operations of the Properties for the periods presented. Certain revenues and expenses considered by management not comparable to the proposed future operations of the Properties have been excluded, consisting primarily of depreciation, amortization, interest income and expense, and nonrecurring corporate expenses.

      The Statement for the nine months ended September 30, 2001 is unaudited but reflects, in management’s opinion, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the Properties’ revenues and certain operating expenses, as described above. The revenues and certain operating expenses for the nine months ended September 30, 2001 are not necessarily indicative of the revenues and certain operating expenses that may be expected for the full fiscal year or any future periods.

Estimates

      The Statement is prepared in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of revenues and certain operating expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

      Minimum rental revenues attributable to operating leases are recognized when earned and due from tenants. The effects of scheduled rent increases and rental concessions, if any, are presented on a straight-line basis over the term of the tenant’s lease. Certain of the leases provide for additional rental revenue to be paid, based on a percentage of the level of sales achieved by the lessee. Such additional rental revenue is recognized when the lessee achieves the specified sales that triggered such additional rent. Revenue from tenant reimbursement of common area maintenance and other operating expenses is recognized pursuant to the tenant’s lease.

Property Operating and Maintenance

      Included in property operating and maintenance are expenses for common area maintenance, insurance, bad debts, and nonreimbursable operating expenses.

CENTERAMERICA PROPERTY TRUST, L.P.

Notes to Combined Statement of Revenues and Certain Operating Expenses of

Properties to be Acquired
Year Ended December 31, 2000 and Nine Months Ended September 30, 2001 — Continued
(dollars in thousands)

2.  Tenant Leases

      The Properties are leased to tenants under operating leases. Future minimum rentals payable from tenants under noncancelable operating leases, excluding tenant reimbursements of operating expenses and contingent rentals based on tenant sales volume, are approximately as follows at December 31, 2000:

December 31,
2000

2001	$65,276

2002	60,242

2003	52,815

2004	44,165

2005	35,965

Thereafter	282,289

$540,752

      The general economic climate, as well as local factors primarily within Texas and in the Houston and Dallas/ Fort Worth metropolitan areas, affect operations of the Properties. The tenant base includes national, regional and local retailers. No tenant occupies more than 10% of leasable space or represents more than 10% of revenue.

3.  Related Party Transactions

      The Partnership has a 10% managing membership interest in CenterAmerica Venture Fund, LLC (CAV) which is accounted for under the equity method of accounting. Equity in earnings of CAV, which are included in other revenues, was $44 and $61 for the year ended December 31, 2000 and for the nine months ended September 30, 2001, respectively.

      The Partnership provides management, leasing of property, acquisitions and financial services to CAV. For the year ended December 31, 2000 and for the nine months ended September 30, 2001, revenues from such services, which are included in other revenues, totaled $917 and $1,210, respectively.

4.  Proposed Acquisition of Properties (Unaudited)

      On January 13, 2002, the Partnership entered into an agreement with New Plan Excel Realty Trust, Inc. to sell 92 community and neighborhood shopping centers and the Partnership’s 10% managing membership interest in CAV.

PROSPECTUS

$776,000,000

NEW PLAN EXCEL REALTY TRUST, INC.

Debt Securities
Preferred Stock
Depositary Shares
Common Stock
Warrants
Rights

Corporate Headquarters:

1120 Avenue of the Americas
New York, New York 10036
(212) 869-3000

We will provide specific terms of these securities in supplements to this prospectus.

You should read this prospectus and any supplement carefully before you invest.

These securities have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated January 23, 2002.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this process, New Plan Excel Realty Trust, Inc. (which we generally refer to as the “Company” in this prospectus) may offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $776,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the terms of the securities being offered at that time. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with any additional information you may need to make your investment decision.

WHERE TO FIND ADDITIONAL INFORMATION

      The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials the Company has filed with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s SEC filings also are available to the public on the SEC’s Internet site at http://www.sec.gov. In addition, you may obtain a copy of the Company’s SEC filings at no cost by writing or telephoning the Company’s General Counsel at:

New Plan Excel Realty Trust, Inc.
1120 Avenue of the Americas
New York, New York 10036
(212) 869-3000

      The SEC allows the Company to “incorporate by reference” in this prospectus certain information it files with the SEC, which means that it may disclose important information in this prospectus by referring the reader to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. The Company incorporates by reference the documents listed below and any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2000;

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001;

•	the Company’s Current Reports on Form 8-K filed with the SEC on October 5, 2001, January 14, 2002 (but only with respect to the Item 5 disclosure therein) and January 23, 2002; and

•	the Company’s Proxy Statement with respect to its Annual Meeting of Stockholders held on May 16, 2001.

      The Company has filed with the SEC a “shelf” registration statement on Form S-3 under the Securities Act of 1933, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning the Company and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the locations listed in the first paragraph under this heading.

      Readers should rely on the information provided or incorporated by reference in this prospectus or in the applicable supplement to this prospectus. Readers should not assume that the information in this prospectus and the applicable supplement is accurate as of any date other than the date on the front cover of the document.

ABOUT THE COMPANY

      The Company, a self-administered and self-managed equity real estate investment trust

(“REIT”), is a Maryland corporation and one of the nation’s largest community and neighborhood shopping center companies. As of December 31, 2001, we owned interests in 270 properties in 31 states. Our properties include 213 community and neighborhood shopping centers with approximately 32 million square feet of gross leasable area, and 57 other retail assets with approximately six million square feet of gross leasable area.

      The Company’s primary objective is to acquire, own and manage a portfolio of commercial retail properties that will provide cash for quarterly distributions to stockholders while protecting investor capital and providing potential for capital appreciation. The Company seeks to achieve this objective by:

•	aggressively managing and, where appropriate, redeveloping its existing operating properties;

•	continuing to acquire well-located community and neighborhood shopping centers and other retail properties with tenants that have a national or regional presence and an established credit quality;

•	disposing of mature properties to continually update its core property portfolio; and

•	continuing to maintain a strong and flexible financial position to facilitate growth.

      As of December 31, 2001, the Company had approximately 375 employees and 22 offices coast-to-coast. Its principal executive offices are located at 1120 Avenue of the Americas, New York, New York 10036, where its telephone number is (212) 869-3000.

USE OF PROCEEDS

      Unless otherwise described in the supplement to this prospectus used to offer specific securities, the Company intends to use the net proceeds from the sale of securities under this prospectus for general business purposes, which may include the acquisition of community and neighborhood shopping centers or other retail properties as suitable opportunities arise, the expansion, redevelopment and improvement of certain properties in the Company’s portfolio, and the repayment of outstanding indebtedness.

DESCRIPTION OF DEBT SECURITIES

      The following description sets forth certain general provisions of the debt securities that may be offered by means of this prospectus. The particular terms of the debt securities being offered and the extent to which the general provisions described below apply will be described in a prospectus supplement relating to the debt securities.

      Any senior debt securities offered by means of this prospectus will be issued under a senior debt securities indenture, dated as of February 3, 1999, as amended or supplemented from time to time (the “Senior Debt Securities Indenture”), between the Company and State Street Bank and Trust Company, as trustee. Subordinated debt securities will be issued under a separate subordinated debt securities indenture, as amended or supplemented from time to time (the “Subordinated Debt Securities Indenture”), between the Company and a trustee to be selected by the Company. The Senior Debt Securities Indenture and the Subordinated Debt Securities Indenture are referred to herein individually as the “Indenture” and collectively as the “Indentures.” The Senior Debt Securities Indenture and a form of the Subordinated Debt Securities Indenture have been filed as exhibits to the Registration Statement of which this prospectus is a part and will be available for inspection at the respective corporate trust offices of the trustees or as described above under “Where to Find Additional Information.” The Indentures are and will be subject to and governed by the Trust Indenture Act of 1939. The description of the Indentures set forth below assumes that the Company has entered into both of the Indentures. The Company already has executed and delivered the Senior Debt Securities Indenture and will execute and deliver the Subordinated Debt Securities Indenture when and if it issues subordinated debt securities. The statements made hereunder relating to the Indentures and the debt securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and such debt securities. Unless otherwise specified, all section references appearing herein are to sections of the Indentures, and capitalized terms used but not defined herein have the meanings set forth in the Indentures.

General

      The debt securities offered by means of this prospectus will be direct, unsecured obligations of the Company. Senior debt securities will rank equally with other senior unsecured and unsubordinated debt of the Company that may be outstanding from time to time, and will rank senior to all subordinated debt securities of the Company that may be outstanding from time to time. Subordinated debt securities will be subordinated in right of payment to the prior payment in full of the senior debt of the Company, as described under “— Subordination” below.

      Each Indenture provides that debt securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to the Indenture. All debt securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of such series, for issuances of additional debt securities of such series (Section 301 of each Indenture).

      Each Indenture provides that there may be more than one trustee thereunder, each with respect to one or more series of debt securities. Any trustee under either Indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee will be appointed by the Company, by or pursuant to a resolution adopted by the Board of Directors, to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee will be a trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other trustee thereunder, and, except as otherwise indicated herein or therein, any action described to be taken by the trustee may be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee under the Indenture (Section 609 of each Indenture).

      The supplement to this prospectus relating to the series of debt securities being offered will contain information on the specific terms thereof, including:

(1) the title of such debt securities;

(2) the classification of such debt securities as senior debt securities or subordinated debt securities;

(3) the aggregate principal amount of such debt securities and any limit on such aggregate principal amount;

(4) the percentage of the principal amount of such debt securities that will be issued and, if other than the entire principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

(5) the terms and conditions, if any, upon which such debt securities may be convertible into other securities of the Company and the terms and conditions upon which such conversion will be effected, including, without limitation, whether such debt securities are convertible into Common Stock or Preferred Stock, the initial conversion price or rate (or manner of calculation thereof), the portion that is convertible or the method by which any such portion shall be determined, the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities, and any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock into which such debt securities are convertible;

(6) the date or dates, or the method for determining such date or dates, on which the principal of such debt securities will be payable;

(7) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such debt securities will bear interest, if any;

(8) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the date or dates on which any such interest will be payable, the regular record dates for the interest payment dates, or the method by which the regular record dates are to be determined, the person to whom such interest will be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

(9) the place or places other than or in addition to New York City where the principal of (and premium, if any) and interest and Additional Amounts, if any, on such debt securities will be payable, such debt securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon the Company in respect of such debt securities and the applicable Indenture may be served;

(10) the date or dates on which, or period or periods within which, the price or prices at which and the terms and conditions upon which such debt securities may be redeemed, in whole or in part, at the option of the Company, if the Company is to have such an option;

(11) the obligation, if any, of the Company to redeem, repay or purchase such debt securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the date or dates on which, or period or periods within which, the price or prices at which and the terms and conditions upon which such debt securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(12) if other than U.S. dollars, the currency or currencies in which such debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

(13) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

(14) whether such debt securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

(15) any additions to, modifications of or deletions from the terms of such debt securities with respect to the events of default and notice and waiver thereof or covenants set forth in the applicable Indenture;

(16) whether the principal of (and premium, if any) or interest or Additional Amounts, if any, on such debt securities are to be payable, at the election of the Company or a holder, in one or more currencies other than that in which such debt securities are payable in the absence of the making of such an election, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies in which such debt securities are payable in the absence of making such an election and the currency or currencies in which such debt securities are to be payable upon the making of such an election;

(17) whether such debt securities will be issued in certificated or book-entry form;

(18) whether such debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

(19) the applicability, if any, of the defeasance and covenant defeasance provisions of Article XIV of the applicable Indenture;

(20) if such debt securities are to be issued upon the exercise of warrants, the time, manner and place for such debt securities to be authenticated and delivered;

(21) whether and under what circumstances the Company will pay Additional Amounts as contemplated in the applicable Indenture on such debt securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such debt securities in lieu of making such payment;

(22) the name of the applicable trustee and the address of its corporate trust office;

(23) whether and to what extent such debt securities will be guaranteed; and

(24) any other terms of such debt securities not inconsistent with the provisions of the applicable Indenture (Section 301).

      Debt securities offered by means of this prospectus may be original issue discount securities, in that they provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof. If they are original issue discount securities, the special U.S. federal income tax, accounting and other considerations applicable to such securities will be described in the applicable prospectus supplement.

      Except as set forth under “Certain Covenants — Senior Debt Securities Indenture Limitations on Incurrence of Debt” below, neither Indenture contains any other provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. However, restrictions on ownership and transfers of the Company’s Common Stock and Preferred Stock designed to preserve its status as a REIT may act to prevent or hinder a change of control. See “Description of Common Stock” and “Description of Preferred Stock.”

      A significant number of the Company’s properties are owned through subsidiaries. The rights of the Company and its creditors, including holders of debt securities offered by means of this prospectus, to participate in the assets of such subsidiaries upon the liquidation or recapitalization of such subsidiaries or otherwise will be subject to the prior claims of such subsidiaries’ respective secured and unsecured creditors (except to the extent that claims of the Company itself as a creditor may be recognized).

Denominations, Interest, Registration and Transfer

      Unless otherwise described in the applicable prospectus supplement, the debt securities of any series offered by means of this prospectus will be issuable in denominations of $1,000 and integral multiples thereof and those in bearer form will be issuable in denominations of $5,000 (Section 302 of each Indenture).

      Unless otherwise specified in the applicable prospectus supplement, the principal of (and premium, if any) and interest and any Additional Amounts on any series of debt securities offered by means of this prospectus will be payable at the corporate trust office of the applicable trustee or an office or agency established by the Company in accordance with the Indenture, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the security register for the relevant debt securities or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002 of each Indenture).

      Any interest not punctually paid or duly provided for on any interest payment date with respect to a debt security offered by means of this prospectus (“Defaulted Interest”) will forthwith cease to be payable to the holder on the applicable regular record date and may either be paid to the person in whose name such debt security is registered at the close of business on a special record date (the “Special Record Date”) for the payment of such Defaulted Interest to be fixed by the applicable trustee, notice whereof shall be given to the holder of such debt security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).

      Subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series offered by means of this prospectus will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such debt securities at the corporate trust office of the applicable trustee or at an office or agency established by the Company in accordance with the Indenture. In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series offered by means of this prospectus may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the trustee referred to above. Every debt security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any debt securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable prospectus supplement refers to any transfer agent (in addition to the trustee) initially designated by the Company with respect to any series of debt securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of debt securities offered by means of this prospectus (Section 1002).

      Neither the Company nor the trustee for any series of debt securities offered by means of this prospectus will be required to (i) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being redeemed in part; or (iii) issue, register the transfer of or exchange any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid (Section 305 of each Indenture).

Certain Covenants

      Senior Debt Securities Indenture Limitations on Incurrence of Debt. Under the Senior Debt Securities Indenture, the Company will not, and will not permit any subsidiary to, incur any Debt (as defined in the Indenture and described below) other than intercompany debt if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 65% of the sum of (i) the Company’s Total Assets (as defined in the Indenture and described below) as of the end of the fiscal quarter covered in the Company’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Securities and Exchange Commission (or, if such filing is not permitted under the Exchange Act, with the trustee) prior to the incurrence of such additional Debt, and (ii) the increase in the Company’s Total Assets from the end of such quarter including, without limitation, any increase resulting from the incurrence of such additional Debt (such increase, together with the Company’s Total Assets, being referred to as “Adjusted Total Assets” herein) (Section 1004 of the Senior Debt Securities Indenture).

      In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any subsidiary to, incur any Secured Debt if, immediately after giving effect to the incurrence of such additional Secured Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Secured Debt of the Company and its subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets (Section 1004 of the Senior Debt Securities Indenture).

      In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any subsidiary to, incur any Debt other than intercompany debt if Consolidated Income Available for Debt Service (as defined in the Indenture and described below) for any 12 consecutive calendar months within the 15 calendar months immediately preceding the date on which such additional Debt is to be incurred would have been less than 1.5 times the Maximum Annual Service Charge (as defined in the Indenture and described below) on the Debt of the Company and all subsidiaries to be outstanding immediately after the incurrence of such additional Debt. In determining whether that limit would be exceeded, the Senior Debt Securities Indenture requires that calculations be made on a pro forma basis, assuming that debt incurred, repaid, retired or acquired, and that increases or decreases in Total Assets, occurred at the beginning of the 12-month period (Section 1004 of the Senior Debt Securities Indenture).

      The Company will at all times maintain an Unencumbered Total Asset Value in an amount not less than 100% of the aggregate principal amount of all outstanding Debt of the Company and its subsidiaries that is not Secured Debt (Section 1004 of the Senior Debt Securities Indenture).

      As used herein,

      “Consolidated Income Available for Debt Service” for any period means Consolidated Net Income (as defined in the Indenture and described below) of the Company and its subsidiaries plus amounts which have been deducted for (a) interest on Debt of the Company and its subsidiaries, (b) provision for taxes of the Company and its subsidiaries based on income, (c) amortization of debt discount, (d) property depreciation and amortization, (e) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period, (f) provisions for losses from sales or joint ventures, (g) increases in deferred taxes and other non-cash items, and (h) charges for early extinguishment of debt, and less amounts which have been added in determining Consolidated Net

Income for such period for (i) provisions for gains from sales or joint ventures and (ii) decreases in deferred taxes and other non-cash items.

      “Consolidated Net Income” for any period means the amount of net income (or loss) of the Company and its subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

      “Debt” of the Company or any subsidiary means any indebtedness of the Company or any subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Company or any subsidiary, (iii) reimbursement obligations, contingent or otherwise, in connection with letters of credit or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Company or any subsidiary as lessee which is reflected on the Company’s consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness under (i) through (iii) above to the extent that any such items (other than reimbursement obligations in connection with letters of credit) would appear as a liability on the Company’s consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by the Company or any subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Company or any subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any subsidiary whenever the Company or such subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

      “Maximum Annual Service Charge” as of any date means the maximum amount which may become payable in any period of 12 consecutive calendar months from such date for interest on, and required amortization of, Debt. The amount payable for amortization shall include the amount of any sinking fund or other analogous fund for the retirement of Debt and the amount payable on account of principal on any such Debt which matures serially other than at the final maturity date of such Debt.

      “Secured Debt” means, without duplication, Debt that is secured by a mortgage, trust deed, deed of trust, deed to secure Debt, security agreement, pledge, conditional sale or other title retention agreement, capitalized lease, or other like agreement granting or conveying security title to or a security interest in real property or other tangible asset(s).

      “Total Assets” as of any date means the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of the Company and its subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

      “Undepreciated Real Estate Assets” as of any date means the cost of real estate assets of the Company and its subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

      “Unencumbered Total Asset Value” as of any date means the sum of Total Assets which are unencumbered by any mortgage, lien, charge, pledge or security interest.

      These covenants may not apply to any issuance of Subordinated Debt Securities.

      Existence. Except as described under “— Merger, Consolidation or Sale of Assets” below, the Company is required to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and franchises; provided, however, that the Company is not obligated to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the holders of the debt securities issued under the Indenture (Section 1005 of each Indenture).

      Maintenance of Properties. The Company will cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times (Section 1006 of each Indenture).

      Insurance. The Company will, and will cause each of its subsidiaries to, keep all of its insurable properties adequately insured against loss or damage with insurers of recognized responsibility in commercially reasonable amounts and types. (Section 1007 of each Indenture).

      Payment of Taxes and Other Claims. The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all material taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Company or any subsidiary, and (ii) all material lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any subsidiary, unless such lien would not have a material adverse effort upon such property; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (i) whose amount, applicability or validity is being contested in good faith by appropriate proceedings or (ii) for which the Company has set apart and maintains an adequate reserve (Section 1008 of each Indenture).

      Provision of Financial Information. If the Company is required to file reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, the Company will file such reports by the required date and, within 15 days of such date, deliver copies of all such reports to the trustees for and transmit a copy to each holder of debt securities offered by means of this prospectus. If the Company is not required to file reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, the Company will deliver to the applicable trustee and transmit to each holder of debt securities offered by means of this prospectus reports that contain substantially the same kind of information that would have been included in annual and quarterly reports filed with the SEC had the Company been required to file such reports such information to be delivered or transmitted within 15 days after the same would have been required to be filed with the SEC had the Company been required to file such reports. Notwithstanding the foregoing, if the Company is not required to file reports with the SEC because information about the Company is contained in the reports filed by another entity with the SEC, the delivery to the trustee for the debt securities offered by means of this prospectus of the reports filed by such entity with the SEC and the transmittal by mail to all holders of such debt securities of each annual and quarterly report filed with the SEC by such entity within the time periods set forth in the preceding sentence shall be deemed to satisfy the obligations of the Company to provide financial information under the applicable provisions of the Indenture.

      Additional Covenants. Any additional material covenants of the Company contained in an Indenture for a series of debt securities offered by means of this prospectus, or any deletions from or modifications of the covenants described above, will be described in the prospectus supplement relating thereto.

Merger, Consolidation or Sale

      The Company may merge with or into, consolidate with, or sell, lease or convey all or substantially all of its assets to, any other corporation, limited partnership, limited liability company, company, real estate investment trust or business trust, provided that (a) either the Company shall be the continuing corporation or other entity, or the successor corporation or other entity (if other than the Company) formed by or resulting from any such merger or consolidation or which shall have received the transfer of such assets shall expressly assume all of the obligations of the Company under the Indentures; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no event of default under the Indentures, and no event that, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (c) an officer’s certificate and legal opinion covering such conditions shall be delivered to the trustees (Sections 801 and 803 of each Indenture).

Events of Default, Notice and Waiver

      Each Indenture provides that the following events are “Events of Default” with respect to any series of debt securities issued thereunder: (a) default for 30 days in the payment of any installment of interest or Additional Amounts on any debt security of such series; (b) default in the payment of the principal of (or premium, if any, on) any debt security of such series when due; (c) default in making any sinking fund payment as required for any debt security of such series; (d) default in the performance of any other covenant of the Company or a guarantor contained in the applicable Indenture (other than a covenant added to such Indenture solely for the benefit of a series of debt securities issued thereunder other than such series), continued for 60 days after written notice as provided in such Indenture; (e) a default in the payment of recourse indebtedness of the Company or a guarantor which results in such indebtedness in an aggregate principal amount exceeding $5,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled within a specified period of time; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company, a guarantor, any Significant Subsidiary of the Company or the property of the Company or any such Significant Subsidiary; (g) a default in the conversion of securities of that series, continued for 15 days after written notice as provided in the Indenture; (h) a guarantee of securities of that series ceases to be in full force and effect or enforceable in accordance with its terms; and (i) any other Event of Default provided with respect to a particular series of debt securities (Section 501 of each Indenture). The term “Significant Subsidiary” means each significant subsidiary of the Company as defined in Regulation S-X promulgated under the Securities Act. The prospectus supplement relating to a particular series of debt securities may contain information relating to deletions from, modifications of or additions to this list of events of default.

      If an Event of Default under either Indenture with respect to debt securities of any series offered by means of this prospectus at the time outstanding occurs and is continuing, then in every such case the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms thereof) of all of the outstanding debt securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to debt securities of such series (or of all debt securities then outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of not less than a majority in principal amount of outstanding debt securities of such series (or of all debt securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable trustee all required payments of the principal of (and premium, if any) and interest, and any Additional Amounts, on the debt securities of such series (or of all debt securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to debt securities of such series (or of all debt securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the applicable Indenture (Section 502 of each Indenture). Each Indenture also provides that the holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest or Additional Amounts on any debt security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holders of all outstanding debt securities affected thereby (Section 513 of each Indenture).

      Each trustee is required to give notice to the holders of debt securities within 90 days of a default under the applicable Indenture; provided, however, that the trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest payable on any debt security of such series or in the payment of any sinking fund installment in respect of any debt security of such series) if specified responsible officers of the trustee consider such withholding to be in the interest of such holders (Section 601 of each Indenture).

      Each Indenture provides that no holders of debt securities of any series offered by means of this prospectus may institute any proceedings, judicial or otherwise, with respect to the applicable Indenture or for any remedy thereunder, except in the case of failure of the trustee thereunder, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding debt securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507 of each Indenture). This provision will not prevent, however, any holder of such debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on, and any Additional Amounts payable with respect to, such debt securities at the respective due dates thereof (Section 508 of each Indenture).

      Subject to provisions in each Indenture relating to its duties in case of default, each trustee is under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any holders of any series of debt securities offered by means of this prospectus then outstanding under such Indenture, unless such holders shall have offered to the applicable trustee reasonable security or indemnity (Section 602 of each Indenture). The holders of not less than a majority in principal amount of the applicable outstanding debt securities of any series (or of all debt securities then outstanding under the applicable Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not joining therein (Section 512 of each Indenture).

      Within 120 days after the close of each fiscal year, the Company must deliver to each trustee a certificate, signed by one of several specified officers, as to his or her knowledge of the Company’s compliance with all conditions and covenants of the applicable Indenture and, in the event of any noncompliance, specifying such noncompliance and the nature and status thereof (Section 1010 of each Indenture).

Modification of the Indentures

      Modifications and amendments of each Indenture may be made with the consent of the holders of not less than a majority in principal amount of all debt securities outstanding under the Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such debt security affected thereby, (a) change the stated maturity of the principal of (or premium, if any), or any installment of principal of or interest on, any such debt security; (b) reduce the principal amount of, or the rate or amount of interest on, or any Additional Amounts payable in respect of, or any premium payable on redemption of, or change any obligation of the Company to pay any Additional Amounts set forth in the Indenture relating to, any such debt security, or reduce the amount of principal of an original issue discount security or indexed security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security; (c) change the place of payment, or the coin or currency, for payment of principal of, or premium, if any, or interest on, or any Additional Amounts payable with respect to any such debt security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such debt security; (e) reduce the above-stated percentage of outstanding debt securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in such Indenture; (f) release any guarantor of such security from its guarantee; or (g) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such debt security (Section 902 of each Indenture).

      The holders of not less than a majority in principal amount of debt securities outstanding under either Indenture have the right to waive compliance by the Company with certain covenants in the applicable Indenture (Section 1012 of each Indenture).

      Modifications and amendments of each Indenture may be made by the Company and the applicable trustee without the consent of any holder of debt securities issued thereunder for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under the applicable Indenture; (ii) to add to the covenants of the Company for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon the Company in the Indenture; (iii) to add Events of Default for the benefit of the holders of all or any series of debt securities; (iv) to add or change any provisions of the applicable Indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect; (v) to change or eliminate any provisions of the applicable Indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series issued thereunder created prior thereto which are entitled to the benefit of such provision; (vi) to secure the debt securities or provide a guarantee of the securities; (vii) to establish the form or terms of debt securities of any series, including the provisions and procedures, if applicable, for the conversion of such debt securities into Common Stock or Preferred Stock of the Company; (viii) to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under the applicable Indenture by more than one trustee; (ix) to cure any ambiguity, defect or inconsistency in the applicable Indenture; or (x) to supplement any of the provisions of the applicable Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities, provided that such action will not adversely affect the interests of the holders of the debt securities of any series in any material respect (Section 901 of each Indenture).

      Each Indenture provides that in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of debt securities, (i) the principal amount of an original issue discount security that will be deemed to be outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a debt security denominated in a foreign currency that will be deemed outstanding will be the U.S. dollar equivalent, determined on the issue date for such debt security, of the principal amount (or, in the case of an original issue discount security, the U.S. dollar equivalent on the issue date of such debt security of the amount determined as provided in (i) above), (iii) the principal amount of an indexed security that will be deemed outstanding will be the principal amount of such indexed security on the issue date, unless otherwise provided with respect to such indexed security pursuant to Section 301 of the applicable Indenture, and (iv) debt securities owned by the Company or any other obligor upon the debt securities or any Affiliate of the Company or of such other obligor will be disregarded (Section 101 of each Indenture).

      Each Indenture contains provisions for convening meetings of the holders of debt securities of a series (Section 1501 of each Indenture). A meeting may be called by the trustee, by the Company, pursuant to a resolution adopted by its Board of Directors, or by the holders of not less than 10% in principal amount of the outstanding debt securities of such series, in any such case upon satisfaction of any conditions and upon notice given as provided in the applicable Indenture (Section 1502 of each Indenture). Except for any consent that must be given by the holder of each debt security affected by certain modifications and amendments of the applicable Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the Indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding debt securities of such series will constitute a quorum (Section 1504 of each Indenture).

      Notwithstanding the provisions described above, if any action is to be taken at a meeting of holders of debt securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the applicable Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding debt securities affected thereby, or of the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and (ii) the principal amount of the outstanding debt securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the applicable Indenture (Section 1504 of each Indenture).

Discharge, Defeasance and Covenant Defeasance

      The Company may discharge certain obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal (and premium, if any) and interest and Additional Amounts payable to the date of such deposit (if such debt securities have become due and payable) or to the stated maturity or date of redemption or repayment, as the case may be (Section 401 of each Indenture).

      Each Indenture provides that, if the provisions of Article XIV of such Indenture are made applicable to the debt securities of or within any series pursuant to Section 301 of such Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such debt securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such debt securities and the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities and to hold moneys for payment in trust) (“defeasance”) (Section 1402 of each Indenture) or (b) to be released from its obligations with respect to such debt securities under Sections 1004 to 1009, inclusive, of the applicable Indenture (being the restrictions described under “— Certain Covenants” above) or, if provided pursuant to Section 301 of such Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations will not constitute a default or an Event of Default with respect to such debt securities (“covenant defeasance”) (Section 1403 of each Indenture), in either case upon the irrevocable deposit by the Company with the applicable trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable at stated maturity, or Government Obligations (as defined in the Indenture and described below), or both, applicable to such debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor (Section 1404 of each Indenture).

      Such a trust may be established only if, among other things, the Company has delivered to the applicable trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (Section 1404 of each Indenture).

      “Government Obligations” means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States or such government which issued the foreign currency in which the debt securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and will also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

      Unless otherwise provided in the applicable prospectus supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to debt securities of any series, (a) the holder of a debt security of such series is entitled to, and does, elect pursuant to Section 301 of the applicable Indenture or the terms of such debt security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such debt security, or (b) a Conversion Event (as defined in the Indenture and described below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such debt security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such debt security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such debt security into the currency, currency unit or composite currency in which such debt security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405 of each Indenture). “Conversion Event” means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established (Section 101 of each Indenture). Unless otherwise provided in the applicable prospectus supplement, all payments of principal of (and premium, if any) and interest on any debt security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

      In the event the Company effects covenant defeasance with respect to any debt securities and such debt securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under “Events of Default, Notice and Waiver” with respect to Sections 1004 to 1009, inclusive, of the applicable Indenture (which Sections would no longer be applicable to such debt securities) or described in clause (g) under “Events of Default, Notice and Waiver” with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such debt securities are payable, and Government Obligations on deposit with the applicable trustee, will be sufficient to pay amounts due on such debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

      The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

Subordination

      Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on the subordinated debt securities will be subordinated to the extent provided in the Subordinated Debt Securities Indenture in right of payment to the prior payment in full of all Senior Debt (as defined in the Subordinated Debt Securities Indenture and described below) (Sections 1701 and 1702 of the Subordinated Debt Securities Indenture), but the obligation of the Company to make payment of the principal of and interest on the subordinated debt securities will not otherwise be affected (Section 1708 of the Subordinated Debt Securities Indenture). No payment of principal or interest may be made on the subordinated debt securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default (Section 1703 of the Subordinated Debt Securities Indenture). After all Senior Debt is paid in full and until the subordinated debt securities are paid in full, holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Debt (Section 1707 of the Subordinated Debt Securities Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than holders of the subordinated debt securities.

      Senior Debt is defined in the Subordinated Debt Securities Indenture as the principal of and interest on, or substantially similar payments to be made by the Company in respect of, the following, whether outstanding at the date of execution of the Subordinated Debt Securities Indenture or thereafter incurred, created or assumed: (a) indebtedness of the Company for money borrowed or represented by purchase-money obligations, (b) indebtedness of the Company evidenced by notes, debentures, or bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other instrument, (c) obligations of the Company as lessee under leases of property either made as part of any sale and leaseback transaction to which the Company is a party or otherwise, (d) indebtedness of partnerships and joint ventures that is included in the consolidated financial statements of the Company, (e) indebtedness, obligations and liabilities of others in respect of which the Company is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Company has agreed to purchase or otherwise acquire, and (f) any binding commitment of the Company to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses (a) through (f) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the subordinated debt securities or ranks pari passu with the subordinated debt securities, (2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Company to substantially the same extent as or to a greater extent than the subordinated debt securities are subordinated, (3) any trade accounts payable and (4) the subordinated debt securities (Section 101 of the Subordinated Debt Securities Indenture). There are no restrictions in the Subordinated Debt Securities Indenture upon the creation of additional Senior Debt. However, the Senior Debt Securities Indenture contains limitations on incurrence of indebtedness by the Company. See “— Certain Covenants — Senior Debt Securities Indenture Limitations on Incurrence of Debt.”

DESCRIPTION OF COMMON STOCK

      The Company has the authority to issue up to 250,000,000 shares of common stock, par value $.01 per share (the “Common Stock”). On January 23, 2002, the Company had 87,351,604 shares of Common Stock outstanding.

      The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any prospectus supplement may relate, including a prospectus supplement providing that Common Stock will be issuable upon conversion or exchange of debt securities or preferred stock of the Company or upon the exercise of warrants to purchase Common Stock issued by the Company. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company’s Charter and Bylaws and the Maryland General Corporation Law.

      Subject to the preferential rights of any other shares or series of capital stock, holders of the Company’s Common Stock will be entitled to receive dividends when, as and if authorized and declared by the Board of Directors of the Company, out of funds legally available therefor. Payment and declaration of dividends on the Common Stock and purchases of shares thereof by the Company may be subject to certain restrictions if the Company fails to pay dividends on any of its Preferred Stock. See “Description of Preferred Stock.” Upon the distribution of assets in connection with any liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of all known debts and liabilities of the Company and any preferential amounts owing with respect to any outstanding Preferred Stock. Subject to certain provisions of Maryland law and the Company’s Charter and Bylaws, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock (such as the Company’s Series D Preferred Stock, the holders of which have the right to vote with the holders of the Company’s Common Stock as though part of the same class), the holders of such shares will possess the exclusive voting power. Holders of Common Stock will not have cumulative voting rights in the election of directors, which means that holders of a majority of all of the shares of or voting with the Company’s Common Stock for the election of directors will be able to elect all of the directors to be elected by such holders if they choose to do so and, accordingly, the holders of the remaining Common Stock will be unable to elect any directors. Holders of shares of Common Stock will not have preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Company at a subsequent date. Holders of Common Stock also will have no conversion, sinking fund, redemption, preference or exchange rights. Subject to the provisions of the Company Charter regarding the restrictions on transfer and limitations on ownership of the Common Stock or the Preferred Stock, shares of the Common Stock will have equal dividend, liquidation and other rights. The Common Stock will, when issued, be fully paid and nonassessable and will not be subject to preemptive or other similar rights.

Restrictions on Ownership

      With certain exceptions, the Company’s Charter provides that no person may own, actually or constructively, more than 9.8% by value of the Company’s Common Stock or Preferred Stock. See “Restrictions on Ownership of Capital Stock.”

Shareholder Rights Plan

      The Company has a Shareholder Rights Plan under which one preferred share purchase right (a “Right”) is attached to each outstanding share of the Company’s Common Stock. When exercisable, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company’s Series C Junior Participating Preferred Stock (“Series C Preferred Stock”) for an exercise price of $45, subject to certain anti-dilution adjustments. Because of the nature of the dividend, liquidation and voting rights, the value of one one-thousandth of a share of Series C Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of the Company’s Common Stock.

      The Rights will become exercisable only if a person or group acquires, obtains the right to acquire or announces a tender offer to acquire 15% or more of the Company’s Common Stock. Shares of Series C Preferred Stock purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend, if any, declared per share of the Company’s Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series C Preferred Stock will be entitled to a minimum liquidation payment of $1,000 per share (plus any accrued but unpaid dividends), preferential to the Company’s Common Stock, but junior to the Company’s 8 1/2% Series A Cumulative Convertible Preferred Stock, 8 5/8% Series B Cumulative Redeemable Preferred Stock, 7.8% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock and Preferred Stock ranking on a parity with such Preferred Stock as to distributions or rights upon liquidation, dissolution or winding up of the affairs of the Company, but will be entitled to an aggregate payment of 1,000 times the payment made per share of Series C Preferred Stock. Each share of Series C Preferred Stock will have 1,000 votes and will vote together with shares of the Company’s Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of the Company’s Common Stock are exchanged, each share of Series C Preferred Stock will be entitled to receive 1,000 times the amount received per share of the Company’s Common Stock. Shares of Series C Preferred Stock are generally not redeemable. The Rights are protected by customary anti-dilution provisions.

      Until a person or group acquires or announces a tender offer to acquire 15% or more of the Common Stock, the Rights will be evidenced by the certificates representing shares of Common Stock of the Company and will be transferred with and only with such certificates. The surrender for transfer of any certificate for shares of Common Stock will also constitute the transfer of the Rights associated with the shares represented by such certificate. The Rights will expire on October 8, 2003, unless earlier redeemed or exchanged by the Company or terminated.

      In the event that a person becomes an acquiring person or if the Company were the surviving corporation in a merger with an acquiring person or any affiliate or associate of an acquiring person and the Company’s Common Stock was not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the acquiring person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of the Company’s Common Stock having a market value of two times the then current exercise price under the Right. In the event that, after a person has become an acquiring person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price under the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current exercise price under the Right.

      At any time after a person becomes an acquiring person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such acquiring person of 50% or more of the outstanding shares of the Company’s Common Stock, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an acquiring person which will have become void), in whole or in part, for that number of shares of the Company’s Common Stock having an aggregate value equal to the spread (the excess of the value of the adjustment shares issuable upon the exercise of a Right over the exercise price) per Right (subject to adjustment).

      The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right by the Board of Directors at any time before the time that an acquiring person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

      The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 15% of the outstanding shares of Common Stock of the Company if certain events thereafter occur without the Rights having been redeemed. However, because the Rights are redeemable by the Board of Directors in certain circumstances, the Rights should not interfere with any merger or other business combination approved by the Board of Directors.

Registrar and Transfer Agent

      The registrar and transfer agent for the Company’s Common Stock is EquiServe Trust Company, N.A.

DESCRIPTION OF PREFERRED STOCK

      The Company is authorized to issue 25,000,000 shares of Preferred Stock, par value $.01 per share (the “Preferred Stock”). As of January 23, 2002, approximately 2,287,000 shares of Preferred Stock were issued and outstanding, consisting of approximately 1,507,000 shares of 8 1/2% Series A Cumulative Convertible Preferred Stock, 630,000 shares of 8 5/8% Series B Cumulative Redeemable Preferred Stock and 150,000 of 7.8% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock. The latter two series of Preferred Stock are traded as depositary shares, each depositary share representing one-tenth of a share of Preferred Stock. As of the same date, 100,000 shares of Series C Preferred Stock had been classified and were reserved for issuance under the Company’s shareholder rights plan. See “Description of Common Stock — Shareholder Rights Plan.”

      Under the Company’s Charter, shares of Preferred Stock may be issued from time to time, in one or more series as authorized by the Board of Directors. Prior to issuance of shares of each series, the Board of Directors is required by the Maryland General Corporation Law and the Company’s Charter to adopt resolutions and file Articles Supplementary (the “Articles Supplementary”) with the State Department of Assessments and Taxation of Maryland, fixing for each such series the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by Maryland law. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then market price of such shares.

      The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any supplement to this prospectus may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company’s Charter (including the applicable Articles Supplementary) and Bylaws and the Maryland General Corporation Law.

General

      Subject to limitations prescribed by Maryland law and the Company’s Charter and Bylaws, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

      The prospectus supplement relating to the series of Preferred Stock offered thereby will describe the specific terms of such securities, including:

(1) the title and stated value of such Preferred Stock;

(2) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

(3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

(4) whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

(5) the procedures for any auction and remarketing, if any, for such Preferred Stock;

(6) the provisions for a sinking fund, if any, for such Preferred Stock;

(7) the provisions for redemption, if applicable, of such Preferred Stock;

(8) any listing of such Preferred Stock on any securities exchange;

(9) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof) and conversion period;

(10) a discussion of federal income tax considerations applicable to such Preferred Stock;

(11) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

(12) in addition to those limitations described below, any other limitations on actual and constructive ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT; and

(13) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

Rank

      Unless otherwise specified in the prospectus supplement relating to a particular series of Preferred Stock, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to any equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company. As used in the Company’s Charter for these purposes, the term “equity securities” does not include convertible debt securities.

Dividends

      Unless otherwise specified in the prospectus supplement, the Preferred Stock will have the rights with respect to payment of dividends set forth below.

      Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared and authorized by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

      Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, to be described in the applicable prospectus supplement. Dividends, if cumulative, will accumulate from and after the date set forth in the applicable prospectus supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

      If any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so irrevocably set apart) upon the shares of Preferred Stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock of such series and any other series of preferred stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of preferred stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

      Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for the then current dividend period, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company, and except for a redemption or purchase or other acquisition of shares of Common Stock made for purposes of an employee benefit plan of the Company or any subsidiary or as provided for under the Company’s Charter to protect the Company’s status as a REIT).

      Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

      If for any taxable year, the Company elects to designate as “capital gains dividends” (as defined in Section 857 of the Internal Revenue Code) any portion (the “Capital Gains Amount”) of the total dividends (within the meaning of the Internal Revenue Code) paid or made available for the year to holders of all classes of capital stock, then the portion of the Capital Gains Amount that will be allocable to the holders of Preferred Stock will be the Capital Gains Amount multiplied by a fraction, the numerator of which shall be the total dividends paid or made available to the holders of shares of Preferred Stock for the year and the denominator of which shall be the total dividends.

Redemption

      If so described in the applicable prospectus supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

      The prospectus supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as described in the applicable prospectus supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable prospectus supplement.

      Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series, and, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company).

      If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that will not result in violation of the ownership limitations set forth in the Charter.

      Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder’s conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been irrevocably set apart by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

      In addition, and the foregoing to the contrary notwithstanding, the shares of Preferred Stock will be issued subject to the terms and provisions of the Charter providing for a purchase option in favor of the Company in respect of those shares, in order to protect the Company’s status as a REIT. See “Restrictions on Ownership of Capital Stock.”

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement and Articles Supplementary), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up of the Company, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      If liquidating distributions shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up of the Company, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

Voting Rights

      Holders of the Preferred Stock will not have any voting rights, except as set forth below or as indicated in the applicable prospectus supplement and Articles Supplementary.

      Whenever dividends on any shares of Preferred Stock shall be in arrears for six or more quarterly periods, whether or not consecutive, the number of directors then constituting the Board of Directors of the Company, if not then previously increased by reason of a similar arrearage with respect to any series of Preferred Stock with like rights, will automatically be increased by two and the holders of each series of Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting of the shares of Preferred Stock of any series so in arrears or at the next annual meeting of stockholders, and at each subsequent annual meeting at which their successors are to be elected, until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment; whereupon, in either such case, either such directors shall resign or their term of office shall expire, and the number of directors constituting the Board of Directors shall be decreased accordingly.

      Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least 66 2/3% of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company’s Charter (including the Articles Supplementary for such series of Preferred Stock), whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

Conversion Rights

      The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

Restrictions on Ownership

      With certain exceptions, the Company’s Charter provides that no person may own, actually or constructively, more than 9.8% by value of the Company’s Common Stock or Preferred Stock. See “Restrictions on Ownership of Capital Stock.”

Transfer Agent

      The registrar and transfer agent for a particular series of Preferred Stock will be set forth in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

General

      The Company may issue receipts for depositary shares, each of which depositary receipts will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable prospectus supplement. Shares of Preferred Stock of each series represented by depositary shares will be deposited under a separate Deposit Agreement among the Company, the depositary named therein and the holders from time to time of the depositary receipts. Subject to the terms of the Deposit Agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the depositary shares evidenced by such depositary receipt, to all the rights and preferences of the Preferred Stock represented by such depositary shares (including dividend, voting, conversion, redemption and liquidation rights).

      The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to the preferred stock depositary, the Company will cause the preferred stock depositary to issue, on behalf of the Company, the depositary receipts. Copies of the applicable form of Deposit Agreement and depositary receipt may be obtained from the Company upon request, and the statements made hereunder relating to the Deposit Agreement and the depositary receipts to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related depositary receipts.

Dividends and Other Distributions

      The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of such depositary receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary.

      In the event of a distribution other than in cash, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary, unless the preferred stock depositary determines that it is not feasible to make such distribution, in which case the preferred stock depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

      No distribution will be made in respect of any depositary share to the extent that it represents any Preferred Stock converted into other securities.

Withdrawal of Stock

      Upon surrender of the depositary receipts at the corporate trust office of the preferred stock depositary (unless the related depositary shares have previously been called for redemption or converted into other securities), the holders thereof will be entitled to delivery at such office, to or upon such holder’s order, of the number of whole or fractional shares of the Preferred Stock and any money or other property represented by the depositary shares evidenced by such depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each depositary share as specified in the applicable prospectus supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive depositary shares therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of Preferred Stock to be withdrawn, the preferred stock depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

Redemption of Depositary Shares

      Whenever the Company redeems shares of Preferred Stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same redemption date the number of depositary shares representing shares of the Preferred Stock so redeemed, provided the Company shall have paid in full to the preferred stock depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method determined by the Company that will not result in a violation of the ownership restrictions in the Company’s Charter applicable to owners of the Company’s Common Stock and Preferred Stock. See “Restrictions on Ownership of Capital Stock.”

      From and after the date fixed for redemption, all dividends in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled upon such redemption and surrender thereof to the preferred stock depositary.

Voting of the Preferred Stock

      Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the preferred stock depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares which represent such Preferred Stock. Each record holder of depositary receipts evidencing depositary shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder’s depositary shares. The preferred stock depositary will vote the amount of Preferred Stock represented by such depositary shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the preferred stock depositary in order to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting the amount of Preferred Stock represented by such depositary shares to the extent it does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares. The preferred stock depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the preferred stock depositary.

Liquidation Preference

      In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the depositary shares evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.

Conversion of Preferred Stock

      The depositary shares, as such, are not convertible into Common Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable prospectus supplement relating to an offering of depositary shares, the depositary receipts may be surrendered by holders thereof to the preferred stock depositary with written instructions to the preferred stock depositary to instruct the Company to cause conversion of the Preferred Stock represented by the depositary shares evidenced by such depositary receipts into whole shares of Common Stock, other shares of Preferred Stock of the

Company or other shares of stock, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, a new depositary receipt or receipts will be issued for any depositary shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion would result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

Amendment and Termination of Deposit Agreement

      The form of depositary receipt evidencing the depositary shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the preferred stock depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least 66 2/3% of the depositary shares evidenced by the depositary receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Depositary Agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

      The Deposit Agreement may be terminated by the Company upon not less than 30 days’ prior written notice to the preferred stock depositary if (i) such termination is necessary to preserve the Company’s status as a REIT or (ii) a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon the preferred stock depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the depositary shares evidenced by such depositary receipts together with any other property held by the preferred stock depositary with respect to such depositary receipts. The Company has agreed that if the Deposit Agreement is terminated to preserve the Company’s status as a REIT, then the Company will use its best efforts to list the Preferred Stock issued upon surrender of the related depositary shares on a national securities exchange. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding depositary shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into securities of the Company not so represented by depositary shares.

Charges of Preferred Stock Depositary

      The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the preferred stock depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of depositary receipts will pay the fees and expenses of the preferred stock depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

Resignation and Removal of Depositary

      The preferred stock depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the preferred stock depositary, any such resignation or removal to take effect upon the appointment of a successor preferred stock depositary. A successor preferred stock depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

      The preferred stock depositary will forward to holders of depositary receipts any reports and communications from the Company which are received by the preferred stock depositary with respect to the related Preferred Stock.

      Neither the preferred stock depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the preferred stock depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the depositary shares), gross negligence or willful misconduct, and the Company and the preferred stock depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and the preferred stock depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

      In the event the preferred stock depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and the Company, on the other hand, the preferred stock depositary shall be entitled to act on such claims, requests or instructions received from the Company.

Restrictions on Ownership

      Holders of depositary receipts will be subject to the ownership restrictions of the Company’s Charter which provides, with certain exceptions, that no person may own, actually or constructively, more than 9.8% by value of the Company’s Common Stock or Preferred Stock. See “Restrictions on Ownership of Capital Stock.”

DESCRIPTION OF WARRANTS

      The Company may offer by means of this prospectus warrants for the purchase of its debt securities, Preferred Stock, depositary shares or Common Stock. The Company may issue warrants separately or together with any other securities offered by means of this prospectus, and the warrants may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement (each, a “Warrant Agreement”) to be entered into between the Company and a warrant agent specified therein. The warrant agent will act solely as an agent of the Company in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

      The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered: (1) the title and issuer of such warrants; (2) the aggregate number of such warrants; (3) the price or prices at which such warrants will be issued; (4) the currencies in which the price or prices of such warrants may be payable; (5) the designation, amount and terms of the securities purchasable upon exercise of such warrants; (6) the designation and terms of the other securities with which such warrants are issued and the number of such warrants issued with each such security; (7) if applicable, the date on and after which such warrants and the securities purchasable upon exercise of such warrants will be separately transferable; (8) the price or prices at which and currency or currencies in which the securities purchasable upon exercise of such warrants may be purchased; (9) the date on which the right to exercise such warrants shall commence and the date on which such right shall expire; (10) the minimum or maximum amount of such warrants which may be exercised at any one time; (11) information with respect to book-entry procedures, if any; (12) a discussion of material federal income tax considerations; and (13) any other material terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF RIGHTS

      The Company may issue rights to its shareholders for the purchase of shares of Common Stock. Each series of rights will be issued under a separate rights agreement (a “Rights Agreement”) to be entered into between the Company and a bank or trust company, as rights agent, all as set forth in the prospectus supplement relating to the particular issue of rights. The rights agent will act solely as an agent of the Company in connection with the certificates relating to the rights of such series and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights. The Rights Agreement and the rights certificates relating to each series of rights will be filed with the SEC and incorporated by reference as an exhibit to the Registration Statement of which this prospectus is a part.

      The applicable prospectus supplement will describe the terms of the rights to be issued, including the following, where applicable: (1) the date for determining the shareholders entitled to the rights distribution; (2) the aggregate number shares of Common Stock purchasable upon exercise of such rights and the exercise price; (3) the aggregate number of rights being issued; (4) the date, if any, on and after which such rights may be transferable separately; (5) the date on which the right to exercise such rights shall commence and the date on which such right shall expire; (6) any special United States federal income tax consequences; and (7) any other terms of such rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of such rights.

RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK

      For the Company to continue to qualify as a REIT under the federal tax code, its shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal tax code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). See “Material Federal Income Tax Considerations.”

      The Company’s Charter, subject to certain exceptions, contains certain restrictions on the number of shares of stock of the Company that a person may own. The Charter prohibits any person from acquiring or holding, directly or indirectly, shares of the Company’s stock in excess of 9.8% (by value or by number of shares, whichever is more restrictive, except only by value in the case of any outstanding Preferred Stock) of the outstanding shares of each class or series of stock of the Company (except in the case of the Series A Preferred Stock and the Series D Preferred Stock, where the prohibition relates to the stated percentage of all outstanding Equity Stock (as defined in the Indenture and explained below) of the Company) (the “Ownership Limit”). The number and value of shares of the outstanding Common Stock and Preferred Stock (collectively, the “Equity Stock”) is required to be determined in good faith, which determination shall be conclusive for all purposes hereof.

      The Company’s Board of Directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence satisfactory to the Board of Directors and upon at least 15 days’ written notice from a transferee prior to the proposed transfer that, if consummated, would result in the intended transferee beneficially owning shares in excess of the Ownership Limit, and upon such other conditions as the Board of Directors may direct, may exempt a person from the Ownership Limit (an “Excepted Holder”). In order to be considered by the Board of Directors as an Excepted Holder, a person also must not own, directly or indirectly, an interest in a tenant of the Company (or a tenant of any entity owned or controlled by the Company) that would cause the Company to own, directly or indirectly, more than a 9.9% interest in such a tenant. The person seeking an exemption must represent to the satisfaction of the Board of Directors that it will not violate the aforementioned restriction. The person also must agree that any violation or attempted violation of the foregoing restriction will result in the automatic transfer of the share of stock causing such violation to the Company (as defined below).

      The Company Charter further prohibits (a) any person from beneficially or constructively owning shares of stock of the Company that would result in the Company being “closely held” under Section 856(h) of the federal tax code or otherwise cause the Company to fail to qualify as a REIT and (b) any person from transferring shares of stock of the Company if such transfer would result in shares of stock of the Company being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of stock of the Company that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of the stock of the Company that resulted in a transfer of shares to the Company, is required to give notice immediately to the Company and provide the Company with such other information as the Company may request in order to determine the effect of such transfer on the Company’s status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the Company’s Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

      If any transfer of shares of stock of the Company occurs which, if effective, would result in any person beneficially or constructively owning shares of stock of the Company in excess or in violation of the above transfer or ownership limitations (a “Purported Transferee”), then that number of shares of stock of the Company the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole share) shall be automatically transferred to a trust (the “Trust”) for the exclusive benefit of one or more charitable beneficiaries (the “Charitable Beneficiary”), and the Purported Transferee shall not acquire any rights in such shares. Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in the Company’s Charter) prior to the date of such violative transfer. Shares of stock held in the Trust shall be issued and outstanding shares of stock of the Company. The Purported Transferee shall not benefit economically from ownership of any shares of stock held in the Trust, shall have no rights to dividends and shall not possess any rights to vote or other rights attributable to the shares of stock held in the Trust. The trustee of the Trust shall have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution prior to the discovery by the Company that shares of stock have been transferred to the trustee of the Trust shall be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the trustee. Any dividend or distribution so paid to the trustee shall be held in trust for the Charitable Beneficiary. The Purported Transferee shall have no voting rights with respect to shares of stock held in the Trust and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the Trust, the trustee of the Trust shall have the authority (at the trustee’s sole discretion) (i) to rescind as void any vote cast by a Purported Transferee prior to the discovery by the Company that such shares have been transferred to the Trust and (ii) to recast such vote in accordance with the desires of the trustee of the Trust acting for the benefit of the Charitable Beneficiary. However, if the Company has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote.

      The trustee of the Trust may transfer the shares of stock held in the Trust to a person, designated by the trustee, whose ownership of the shares will not violate the Ownership Limitation or other limitations set forth in the Company Charter. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Purported

Transferee and to the Charitable Beneficiary as follows. The Purported Transferee shall receive the lesser of (i) the price paid by the Purported Transferee for the shares or, if the Purported Transferee did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the Company’s Charter) of such shares on the day of the event causing the shares to be held in the Trust and (ii) the price per share received by the trustee from the sale or other disposition of the shares held in the Trust. Any net sale proceeds in excess of the amount payable to the Purported Transferee shall be paid immediately to the Charitable Beneficiary. If, prior to the discovery by the Company that shares of stock have been transferred to the Trust, such shares are sold by a Purported Transferee, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Purported Transferee received an amount for such shares that exceeds the amount that such Purported Transferee was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the trustee of the Trust upon demand.

      In addition, shares of stock held in the Trust shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer for a period of 90 days after the later of (i) the date of the purported transfer resulting in a transfer to the Trust and (ii) the date that the Board of Directors determines in good faith that such transfer occurred. Upon such a sale to the Company, the interest of the Charitable Beneficiary in the shares sold shall terminate and the trustee of the Trust shall distribute the net proceeds of the sale to the Purported Transferee.

      All certificates representing shares of the Common Stock and the Preferred Stock will bear a legend referring to the restrictions described above.

      Every owner of more than 5% (or such lower percentage as required by the federal tax code or the regulations promulgated thereunder) of the number or value of outstanding shares of Equity Stock of the Company, shall, within 30 days after January 1 of each year, give written notice to the Company stating the name and address of such owner, the number of shares of each class and series of stock of the Company which the owner constructively or beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to the Company such additional information as the Company may request in order to determine the effect, if any, of such beneficial ownership on the Company’s status as a REIT and to ensure compliance with the Ownership Limit. In addition, each stockholder shall upon demand be required to provide to the Company such information as the Company may reasonably request in order to determine the Company’s status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

      These ownership limits could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Equity Stock or otherwise be in the best interest of the Company’s stockholders.

BOOK-ENTRY SECURITIES

      The securities offered by means of this prospectus may be issued in whole or in part in book-entry form, meaning that beneficial owners of the securities will not receive certificates representing their ownership interests in the securities, except in the event the book-entry system for the securities is discontinued. Securities issued in book entry form will be evidenced by one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to the securities. The Depository Trust Company is expected to serve as depository. Unless and until it is exchanged in whole or in part for the individual securities represented thereby, a global security may not be transferred except as a whole by the depository for the global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by the depository or any nominee of such depository to a successor depository or a nominee of such successor. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a class or series of securities that differ from the terms described here will be described in the applicable prospectus supplement.

      Unless otherwise indicated in the applicable prospectus supplement, the Company anticipates that the following provisions will apply to depository arrangements.

      Upon the issuance of a global security, the depository for the global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual securities represented by such global security to the accounts of persons that have accounts with such depository, who are called “participants.” Such accounts shall be designated by the underwriters, dealers or agents with respect to the securities or by the Company if the securities are offered and sold directly by the Company. Ownership of beneficial interests in a global security will be limited to the depository’s participants or persons that may hold interests through such participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depository or its nominee (with respect to beneficial interests of participants) and records of the participants (with respect to beneficial interests of persons who hold through participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

      So long as the depository for a global security or its nominee is the registered owner of such global security, such depository or nominee, as the case may be, will be considered the sole owner or holder of the securities represented by such global security for all purposes under the applicable Indenture or other instrument defining the rights of a holder of the securities. Except as provided below or in the applicable prospectus supplement, owners of beneficial interest in a global security will not be entitled to have any of the individual securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture or other instrument defining the rights of the holders of the securities.

      Payments of amounts payable with respect to individual securities represented by a global security registered in the name of a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner of the global security representing such securities. None of the Company, its officers and directors or any trustee, paying agent or security registrar for an individual series of securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      The Company expects that the depository for a series of securities offered by means of this prospectus or its nominee, upon receipt of any payment of principal, premium, interest, dividend or other amount in respect of a permanent global security representing any of such securities, will immediately credit its participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security for such securities as shown on the records of such depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.” Such payments will be the responsibility of such participants.

      If a depository for a series of securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual securities of such series in exchange for the global security representing such series of securities. In addition, the Company may, at any time and in its sole discretion, subject to any limitations described in the applicable prospectus supplement relating to such securities, determine not to have any securities of such series represented by one or more global securities and, in such event, will issue individual securities of such series in exchange for the global security or securities representing such series of securities.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion describes the material federal income tax considerations relating to the taxation of the Company as a REIT, and the ownership and disposition of our common stock. An applicable prospectus supplement will contain information about additional federal income tax considerations, if any, related to a particular offering of our common stock, preferred stock, depositary shares, warrants and rights to purchase shares of common stock.

      Because this is a summary that is intended to address only federal income tax consequences generally relevant to all shareholders relating to the ownership and disposition of our common stock, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;

•	special rules that are not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company, or otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”);

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary deals only with common stockholders that hold common stock as a “capital asset,” within the meaning of Section 1221 of the Code; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

      You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of our common stock on your individual tax situation, including any state, local or non-U.S. tax consequences.

      The information in this section is based on the Code, current, temporary and proposed regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”), and court decisions. The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this filing. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. We have not received any rulings from the IRS concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

      Each prospective shareholder is advised to consult with its own tax advisor to determine the impact of its personal tax situation on the anticipated tax consequences of the ownership and sale of common stock. This includes the federal, state, local, foreign and other tax consequences of the ownership and sale of common stock, and the potential changes in applicable tax laws.

Taxation of the Company as a REIT

      General. We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. A REIT generally is not subject to federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification as a REIT.

      We believe that each of the Company’s predecessor companies, New Plan Realty Trust and Excel Realty Trust, Inc., was organized and operated, commencing with the taxable years ended July 31, 1972 and December 31, 1987, respectively, in a manner so as to qualify for taxation as a REIT under the Code. We believe that our company is currently organized, and since the merger of the predecessor companies, has operated in a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. There can be no assurance, however, that we qualify or will remain qualified as a REIT. Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual (or in some cases quarterly) operating results, the various requirements under the Code and described below with regard to, among other things, the sources of our gross income, the composition of our assets, our distribution levels, and our diversity of stock ownership. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that our actual operating results will satisfy the requirements for taxation as a REIT under the Code for any particular taxable year.

      So long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our REIT taxable income that we distribute currently to shareholders. This treatment substantially eliminates the “double taxation” (at both the corporate and shareholder levels) that generally results from an investment in a regular corporation. However, we will be subject to federal income tax as follows.

•	We will be taxed at regular corporate rates on any “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

•	Under some circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference.

•	If we have net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

•	Our net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

•	If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% test for the taxable year or (2) the amount by which 90% of our gross income exceeds the amount of our income qualifying under the 95% test for the taxable year, multiplied in either case by a fraction intended to reflect our profitability.

•	We will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if we fail to distribute during each calendar year at least the sum of:

—	85% of our REIT ordinary income for the year;

—	95% of our REIT capital gain net income for the year; and

—	any undistributed taxable income from prior taxable years.

•	We will be subject to a 100% penalty tax on amounts received (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among us, our tenants and/or our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

•	If we acquire any assets from a taxable “C” corporation in a carry-over basis transaction, we could be liable for specified tax liabilities inherited from that “C” corporation with respect to that corporation’s “built-in gain” in its assets if we make an election to be taxed currently on the built-in gain. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis. Applicable Treasury regulations provide that if we do not make an election, we will avoid the recognition of gain and the imposition of corporate level tax with respect to a built-in gain asset acquired in a carry-over basis transaction from a “C” corporation unless we dispose of that built-in gain asset during the 10-year period following its acquisition, in which event we would recognize, and would be subject to the highest regular corporate rate of tax on, the built-in gain at the time of such disposition.

      Moreover, each of our taxable REIT subsidiaries is subject to federal corporate income tax on its net income.

      Requirements for Qualification As a REIT. The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) of which not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) after applying certain attribution rules;

(7) that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year which has not been terminated or revoked; and

(8) that meets other tests, described below, regarding the nature of its income and assets.

      Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year other than the first taxable year for which an election to become a REIT is made. For purposes of determining stock ownership under condition (6), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6). We believe that we have issued sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, Article VII of our charter contains restrictions regarding the transfer of shares of our stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT.

      If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of common stock requesting information regarding the actual ownership of the common stock, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement.

      In addition, we must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, use a calendar year for federal income tax purposes, and comply with the recordkeeping requirements of the Code and regulations promulgated thereunder.

      To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. If either New Plan Realty Trust or Excel Realty Trust, Inc., whose businesses were combined in a merger transaction on September 28, 1998 to form the Company, failed to qualify as a REIT throughout the duration of its existence, it might have had undistributed earnings and profits from a non-REIT year. If that were the case and either of the Company’s predecessor companies did not distribute such earnings and profits prior to the merger transaction, the Company might not qualify as a REIT. The Company believes that each of the predecessor companies qualified as a REIT and that, in any event, neither of the predecessor companies had any undistributed earnings and profits from a non-REIT year at the time of the merger transaction. Because we believe that we have qualified as a REIT at all times since the merger, we do not believe that we have any undistributed earnings and profits that are attributable to a non-REIT taxable year. However, the IRS could determine otherwise.

      Qualified REIT Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of ours will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states. We hold a significant portion of our assets through qualified REIT subsidiaries.

      Taxable REIT Subsidiaries. A “taxable REIT subsidiary” is a corporation in which we directly or indirectly own stock and that elects with us to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of us. A taxable REIT subsidiary is a corporation subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

      Generally, a taxable REIT subsidiary can perform impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to us. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements among us, our tenants and/or our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties. Our taxable REIT subsidiaries include ERT Development Corporation and its corporate subsidiaries.

      Prohibited Transactions Tax. Any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including our share of this type of gain realized by any partnership or limited liability company that is treated as a partnership for income tax purposes, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. However, we will not be treated as a dealer in real property for the purpose of the 100% tax if (i) we have held the property for at least four years for the production of rental income, (ii) capitalized expenditures on the property in the four years preceding sale are less than 30% of the net selling price of the property, and (iii) we either (a) have seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year of sale or (b) the aggregate tax basis of property sold during the year of sale is 10% or less of the aggregate tax basis of all of our assets as of the beginning of the taxable year and substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom we derive no income. The sale of more than one property to one buyer as part of one transaction constitutes one sale.

      We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties, and to make sales of properties as are consistent with our investment objectives. However, not all of our sales will satisfy the “safe harbor” requirements described above. For example, in 2001 we disposed of our entire garden apartment portfolio and sold 29 other properties. These sales followed the Company’s decision to dispose of certain shopping centers, single tenant and commercial properties and its garden apartment communities in order to refocus the Company on its retail franchise. While we acquired and held these properties with an investment objective and do not believe they constitute dealer property, we cannot provide any assurance that the IRS might not contend that these sales, or other sales, were sales of dealer property and are subject to the 100% penalty tax.

      In addition, we own parcels of land that are located adjacent to particular properties that are not necessarily required for use within the shopping center located at the property (referred to as “outparcels”). We may sell one or more of these outparcels from time to time. We believe that our infrequent sales of outparcels should not result in the outparcels being considered inventory or as held primarily for sale to customers in the ordinary course of our trade or business, but there is a risk that the IRS could contend otherwise, in which event the profit from such sales allocable to us would be subject to the 100% tax. If we determine that the anticipated level of activity with respect to the outparcels would be sufficient to cause such sales to be subject to 100% tax, we will hold and sell such parcels through a taxable REIT subsidiary. The taxable REIT subsidiary would be subject to a corporate level tax on its taxable income attributable to land sales, thereby reducing the amount of cash available for distribution by us.

      Income Tests. In order to maintain qualification as a REIT, we must satisfy two gross income requirements, which are applied on an annual basis. First, at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property or from some types of temporary investments. Investments relating to real property or mortgages on real property include “rents from real property,” gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property. Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from (1) dividends, (2) interest, (3) some payments under hedging instruments and (4) gain from the sale or disposition of stock, securities, or some hedging instruments.

      Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term rents from real property solely by reason of being based on a fixed percentage of percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

      Generally, for rents to qualify as “rents from real property” for the purposes of the gross income tests, we are only allowed to provide services that are both “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Income received from any other service will be treated as “impermissible tenant service income” unless the service is provided through an independent contractor that bears the expenses of providing the services and from whom we derive no revenue or through a taxable REIT subsidiary, subject to specified limitations. The amount of impermissible tenant service income we receive is deemed to be the greater of the amount actually received by us or 150% of our direct cost of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from that property, the income will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income itself will not qualify as rents from real property.

      Unless we determine that the resulting nonqualifying income under any of the following situations, taken together with all other nonqualifying income earned by us in the taxable year, will not jeopardize our status as a REIT, we do not and do not intend to:

•	charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above;

•	rent any property to a related party tenant, including a taxable REIT subsidiary;

•	derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

•	directly perform services considered to be non customary or rendered to the occupant of the property.

      We monitor the activities at our properties and believe that we have not provided services that will cause us to fail to meet the income tests. We intend to continue to monitor any services provided at, and the nonqualifying income arising from, each of our properties.

      ERT Development Corporation, a taxable REIT subsidiary of ours, performs certain activities that cannot be performed by us, such as developing properties held by us in the ordinary course of business and earning fees relating to those activities that would not qualify as “good income” under the 75% and 95% tests. Our share of any dividends received from ERT Development Corporation, other taxable REIT subsidiaries, and from other corporations in which we own an interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We do not anticipate that we will receive sufficient dividends from those entities to cause us to exceed the limit on nonqualifying income under the 75% gross income test.

      “Interest” generally will be nonqualifying income for purposes of the 75% or 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest based on a fixed percentage or percentages of receipts or sales may still qualify under the gross income tests. We have received and will continue to receive interest payments from ERT Development Corporation and other sources that will constitute qualifying income for purposes of the 95% gross income test but not the 75% gross income test. We do not anticipate that these amounts of interest will affect our ability to qualify under the 75% gross income test.

      If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our federal income tax return and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. Even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.

      In addition to the 75% and 95% gross income tests, our predecessor companies had to meet a 30% gross income test for our taxable years that ended prior to January 1, 1998. The 30% gross income test required that short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years, apart from involuntary conversions and sales of foreclosure property, represent less than 30% of a company’s gross income, including gross income from prohibited transactions. We believe that our predecessor companies met the 30% gross income test for relevant years that ended prior to January 1, 1998. The 30% gross income test is not applicable for taxable years starting on or after January 1, 1998.

      Asset Tests. At the close of each quarter of our taxable year, we must satisfy six tests relating to the nature of our assets.

1. At least 75% of the value of our total assets must be represented by “real estate assets,” cash, cash items, and government securities. Our assets for purposes of these tests include, our allocable share of all assets held by the entities in which we own an interest that are partnerships for income tax purposes, and the subsidiaries of these partnerships that are partnerships for income tax purposes, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long term debt.

2. Not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class.

3. Except for investments in shares of REITs, securities of taxable REIT subsidiaries, and the securities in the 75% asset class described in paragraph 1 above, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

4. Except for investments in shares of REITs, securities of taxable REIT subsidiaries, and the securities in the 75% asset class described in paragraph 1 above, we may not own more than 10% of any one issuer’s outstanding voting securities.

5. Except for investments in shares of REITs, securities of taxable REIT subsidiaries, and the securities in the 75% asset class described in paragraph 1 above, we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” exception discussed below.

6. Not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

      Until July 1, 2001, we owned 100% of the non-voting preferred stock and none of the voting common stock of ERT Development Corporation. In addition, we own notes issued by ERT Development Corporation. In July of 2001, we acquired the voting common stock of ERT Development Corporation. ERT Development Corporation has made an election to be treated as a taxable REIT subsidiary effective as of January 1, 2001. We believe that the securities of ERT Development Corporation comprised less than 5% of our total assets and that we owned less than 10% of the voting securities of ERT Development Corporation for all periods before January 1, 2001. For all periods prior to January 1, 2001, there can be no assurance, however, that the IRS might not contend either (1) that the value of the securities of ERT Development Corporation held by us (excluding any loans secured by mortgages that qualify as “real estate assets”) exceeded the 5% value limitation, (2) that the non-voting stock of ERT Development owned by us should be considered “voting stock” for purposes of the asset tests, or (3) that we otherwise should be considered to have owned more than 10% of the voting stock of ERT Development Corporation.

      We believe that the aggregate value of our securities in ERT Development Corporation, together with all other assets that do not qualify for purposes of the 75% test, does not exceed 25% of the total value of our assets. We cannot ensure, however, that the IRS will not contend that our share of the aggregate value of these assets exceeds the 25% value limitation.

      In addition, we believe that the value of the securities we hold of ERT Development Corporation (including, for this purpose, our mortgage loans that qualify as “real estate assets”), together with any securities that we hold of the other taxable REIT subsidiaries, does not exceed, in the aggregate, 20% of the total value of our assets. We cannot ensure, however, that the IRS will not contend that the aggregate value of such securities exceeds the 20% value limitation for taxable REIT subsidiaries.

      Securities, for the purposes of the asset tests, may include debt we hold from other issuers. However, debt we hold in an issuer will not be taken into account for purposes of the 10% value test if the debt securities meet the straight debt safe harbor and either (i) the issuer is an individual, (ii) the only securities of the issuer that we hold are straight debt or (iii) if the issuer is a partnership, we hold at least a 20 percent profits interest in the partnership.

      With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary and is not an equity interest in an entity treated as a partnership for income tax purposes, we believe that our pro rata share of the value of such securities, including unsecured debt, of any such issuer does not exceed 5% of the total value of our assets and that we comply with the 10% voting securities limitation and 10% value limitation (taking into account the “straight debt” exceptions with respect to certain issuers). With respect to our compliance with each of these asset tests, however, we cannot provide any assurance that the IRS might not disagree with our determinations.

      After initially meeting the asset tests after the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the asset tests results from an increase in the value of our assets after the acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. We cannot ensure that these steps always will be successful. If we were to fail to cure the noncompliance with the asset tests within this 30 day period, we could fail to qualify as a REIT.

      Annual Distribution Requirements. To qualify as a REIT, we generally must distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to:

1. the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain, and (b) 90% of our net income after tax, if any, from foreclosure property, minus

2. the sum of certain items of noncash income.

      Distributions must generally be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates.

      We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. For purposes of the 4% excise tax described above (see “Taxation of the Company as a REIT — General”), any retained amounts would be treated as having been distributed.

      We believe that we have made, and intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet these requirements. In that event, we may have to arrange for short-term, or possibly long-term, borrowing to permit the payments of required dividends.

      Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

      Recordkeeping Requirements. We are required to comply with applicable recordkeeping requirements. Failure to comply could result in monetary fines.

      Failure to Qualify. If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be required and, if made, will not be deductible by us. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. We cannot state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Our Investments in Partnerships

      General. We have an interest in one or more partnerships or limited liability companies that may involve special tax considerations. These tax considerations include the following:

1. the allocations of income and expense items of the subsidiary partnership or limited liability company, which could affect the computation of our taxable income;

2. the status of the subsidiary partnership or limited liability company as a partnership (as opposed to an association taxable as a corporation) for income tax purposes; and

3. the taking of actions by any of the subsidiary partnership or limited liability company that could adversely affect our qualification as a REIT.

      We believe that each of the subsidiary partnerships and limited liability companies, other than our limited liability companies that have made an election to be treated as a corporation for federal income tax purposes and have also made an election to be treated as a taxable REIT subsidiary, will be treated for income tax purposes as partnerships (and not as associations taxable as corporations). If one or more of these subsidiary partnerships or limited liability companies were to be treated as a corporation, it would be subject to an entity level tax on its income. In such a situation, the character of our assets and items of gross income would change, which could preclude us from satisfying the asset tests and possibly the income tests, and in turn prevent us from qualifying as a REIT.

      Ownership of Partnership Interests by a REIT. A REIT that is a partner in an entity treated as a partnership for income tax purposes will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. In addition, the assets and gross income of such a partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs. Thus, our proportionate share of the assets and items of income of these partnerships and limited liability companies is treated as our assets and items of income for purposes of applying the asset and income tests. We have direct control of the entities in which we own an interest that are treated as a partnership for income tax purposes. We have operated such partnerships and intend to continue to operate such partnerships in a manner that is consistent with the requirements for qualification as a REIT.

Tax Aspects of Our Investments in ERT Development Corporation

      ERT Development Corporation does not qualify as a REIT and therefore pays federal, state and local income taxes on its net income at normal corporate rates. To the extent that it does so, the cash available for distribution to shareholders is reduced accordingly.

      Our investment in ERT Development Corporation could result in increased tax liabilities for two reasons. First, there are limits on the ability of a taxable REIT subsidiary to deduct interest payments made to an affiliated REIT. Accordingly, ERT Development Corporation may be limited in its ability to deduct interest payments on notes issued to us. Second, if a taxable REIT subsidiary pays an amount to a REIT that exceeds the amount that would be paid in an arm’s length transaction or if the amount of rent a tenant pays is reduced as a result of a determination that a portion of such rent is attributable to services performed by a taxable REIT subsidiary, the REIT generally will be subject to an excise tax equal to 100% of the excess. This rule generally will apply to amounts paid to us by ERT Development Corporation and amounts attributable to any services performed by ERT Development Corporation for our tenants.

      Our ownership of the securities of taxable REIT subsidiaries currently is subject to certain asset tests. These tests restrict the ability of ERT Development Corporation to increase the size of its business unless the value of our assets increases at a commensurate rate. See “Requirements for Qualification As a REIT — Asset Tests,” above.

Taxation of Taxable Domestic Shareholders

      As used in the remainder of this discussion, the term “U.S. shareholder” means a beneficial owner of common stock that is for United States federal income tax purposes:

1. a citizen or resident, as defined in Section 7701(b) of the Code, of the United States;

2. a corporation or partnership, or other entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia;

3. an estate the income of which is subject to United States federal income taxation regardless of its source; or

4. in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons or that otherwise qualifies as a United States person under Section 7701(a)(30) of the Code.

      Generally, in the case of a partnership that holds our common stock, any partner that would be a U.S. shareholder if it held the common stock directly is also a U.S. shareholder. A “non-U.S. shareholder” is a holder, including any partner in a partnership that holds common stock, that is not a U.S. shareholder.

      Distributions. As long as we qualify as a REIT, distributions made to our taxable U.S. shareholders out of current or accumulated earnings and profits that are not designated as capital gain dividends will be taken into account by them as ordinary income. Corporate shareholders will not be eligible for the dividends received deduction with respect to these distributions.

      Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that the distributions do not exceed the adjusted basis of the shareholder’s common stock. Rather, such distributions will reduce the adjusted basis of such common stock. To the extent that distributions exceed the adjusted basis of a U.S. shareholder’s common stock, they will be taxable as capital gains, assuming the common stock is a capital asset in the hands of the U.S. shareholder.

      Distributions will generally be taxable, if at all, in the year of the distribution. However, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the shareholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

      We may elect to designate distributions of our net capital gain as “capital gain dividends.” Capital gain dividends are taxed to U.S. shareholders as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period the shareholders have held their stock. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. If we designate any portion of a dividend as a capital gain dividend, the amount that will be taxable to the shareholder as capital gain will be indicated to U.S. shareholders on IRS Form 1099-DIV.

      Instead of paying capital gain dividends, we may elect to require shareholders to include our undistributed net capital gains in their income. If we make such an election, U.S. shareholders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. A U.S. shareholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Our earnings and profits will be adjusted appropriately.

      We may classify portions of our designated capital gain dividend in the following categories:

1. a 20% gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 20%; or

2. an unrecaptured Section 1250 gain distribution, which would be taxable to taxable non-corporate U.S. shareholders at a maximum rate of 25%.

      We must determine the maximum amounts that we may designate as 20% and 25% capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Designations made by the REIT only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

      Distributions made by us and gain arising from the sale or exchange by a U.S. shareholder of common stock will not be treated as passive activity income, and as a result, U.S. shareholders generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. A U.S. shareholder may elect to treat capital gain dividends and capital gains from the disposition of common shares as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. U.S. shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Our operating or capital losses would be carried over by us for potential offset against future income, subject to applicable limitations. We will notify shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain.

      Sale of Our Common Stock. Upon any taxable sale or other disposition of our common stock, a U.S. shareholder will recognize gain or loss for federal income tax purposes on the disposition of common stock in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on such disposition; and

•	the U.S. shareholder’s adjusted basis in such common stock for tax purposes.

      Gain or loss will be capital gain or loss if the common stock has been held by the U.S. shareholder as a capital asset. The applicable tax rate will depend on the shareholder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the shareholder’s tax bracket. A U.S. shareholder who is an individual or an estate or trust and who has long-term capital gain or loss will be subject to a maximum capital gain rate of 20%. U.S shareholders that acquire, or are deemed to acquire, common stock after December 31, 2000 and who hold the common stock for more than five years and certain low income taxpayers may be eligible for a lower long-term capital gains rate. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate shareholders) to a portion of capital gain realized by a noncorporate shareholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Shareholders are advised to consult with their own tax advisors with respect to their capital gain tax liability.

      In general, any loss upon a sale or exchange of our common stock by a U.S. shareholder who has held such common stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such U.S. shareholder that are required to be treated by such U.S. shareholder as long-term capital gains.

Taxation of Tax-Exempt Shareholders

      Provided that a tax-exempt shareholder has not held its common stock as “debt financed property” within the meaning of the Code, the dividend income from us will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt shareholder. Similarly, income from the sale of common stock will not constitute UBTI unless the tax-exempt shareholder has held its stock as debt financed property within the meaning of the Code or has used the common shares in a trade or business. However, for a tax-exempt shareholder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in us will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax exempt shareholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

      Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI as to any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “pension trusts.”

      A REIT is a “pension held REIT” if it meets the following two tests:

1. it would not have qualified as a REIT but for Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

2. either (a) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

      The percentage of any REIT dividend from a “pension held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a “pension held REIT” (for example, if the REIT is able to satisfy the “not closely held requirement” without relying on the “look through” exception with respect to pension trusts. Based on the current estimated ownership of our common and preferred stock and as a result of certain limitations on transfer and ownership of common and preferred stock contained in our charter, we do not expect to be classified as a “pension held REIT.”

Taxation of Non-U.S. Shareholders

      Distributions. Distributions by us to a non-U.S. shareholder that are neither attributable to gain from sales or exchanges by us of “U.S. real property interests” nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. shareholder of a U.S. trade or business. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. shareholders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. shareholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. We expect to withhold U.S. income tax at the rate of 30% on any dividend distributions, not designated as (or deemed to be) capital gain dividends, made to a non-U.S. shareholder unless:

•	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate is filed with us; or

•	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

      Distributions in excess of our current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. shareholder in its common stock will reduce the non-U.S. shareholder’s adjusted basis in its common stock and will not be subject to U.S. federal income tax. Distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. shareholder in its common stock will be treated as gain from the sale of its common stock, the tax treatment of which is described below (See “Taxation of Non-U.S. Shareholders — Sale of Our Common Stock”).

      We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies or the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the IRS if the non-U.S. shareholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

      Distributions to a non-U.S. shareholder that are designated by us at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

•	the investment in the common stock is effectively connected with the non-U.S. shareholder’s trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to any gain, except that a shareholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

•	the non-U.S. shareholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

      We will be required to withhold and remit to the IRS 35% of any distributions to foreign shareholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. shareholder’s United States federal income tax liability.

      Although the law is not clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the common stock held by U.S. shareholders generally should be treated with respect to non-U.S. shareholders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the IRS a refund to the extent their proportionate share of this tax paid by us were to exceed their actual United States federal income tax liability.

      Under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. shareholder that are attributable to gain from sales or exchanges by us of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. shareholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. shareholders will be taxed on this gain at the same rates applicable to U.S. shareholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-U.S. shareholder that is a corporation.

      Sale of Our Common Stock. Gain recognized by a non-U.S. shareholder upon the sale or exchange of our common stock generally would not be subject to United States taxation unless:

•	the investment in our common stock is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to any gain;

•	the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•	our common stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

      Our common stock will not constitute a United States real property interest if we are a domestically-controlled REIT. We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-U.S. shareholders.

      We believe that, currently, we are a domestically controlled REIT and, therefore, that the sale of our common stock would not be subject to taxation under FIRPTA. Because our common stock is publicly traded, however, we cannot guarantee that we are or will continue to be a domestically-controlled REIT.

      Even if we do not qualify as a domestically-controlled REIT at the time a non-U.S. shareholder sells our common stock, gain arising from the sale still would not be subject to FIRPTA tax if:

•	the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

•	the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of stock being sold throughout the five-year period ending on the date of the sale or exchange.

      If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Backup Withholding Tax and Information Reporting

      U.S. Shareholders. In general, information-reporting requirements will apply to payments of dividends on common stock and payments of the proceeds of the sale of common stock to some U.S. shareholders, unless an exception applies.

      The payor is required to withhold tax on such payments at the rate of 30% (scheduled to be reduced incrementally to 28% by 2006) if (i) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding, or (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect.

      In addition, a payor of the dividends on the common stock is required to withhold tax at a rate of 30% (scheduled to be reduced incrementally to 28% by 2006) if (i) there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code, or (ii) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

      Some shareholders, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s United States federal income tax and may entitle the shareholder to a refund, provided that the required information is furnished to the IRS.

      Non-U.S. Shareholders. Generally, information reporting will apply to payments of dividends on common stock, and backup withholding described above for a U.S. shareholder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

      The payment of the proceeds from the disposition of common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding as described above for U.S. shareholders unless the non-U.S. shareholder satisfies the requirements necessary to be an exempt non-U.S. shareholder or otherwise qualifies for an exemption. The proceeds of a disposition by a non-U.S. shareholder of common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership if partners who hold more than 50% of the interest in the partnership are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the U.S., then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker.

      Applicable Treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. Under these Treasury regulations, some shareholders are required to provide new certifications with respect to payments made after December 31, 2000. Because the application of these Treasury regulations varies depending on the shareholder’s particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

State and Local Taxes

      Our company and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and that of our shareholders may not conform to the federal income tax treatment discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in common stock.

PLAN OF DISTRIBUTION

      The Company may sell securities offered by means of this prospectus to one or more underwriters for public offering and sale by them or may sell such securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of such securities will be named in the prospectus supplement relating to the securities.

      Underwriters may offer and sell securities offered by means of this prospectus at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company’s agents to offer and sell securities by means of this prospectus upon the terms and conditions as are set forth in the prospectus supplement relating to such securities. In connection with a sale of securities offered by means of this prospectus, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities offered by means of this prospectus to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

      Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of securities offered by means of this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit realized by them upon the resale of the offered securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

      If so indicated in a prospectus supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase securities of the series to which such prospectus supplement relates providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular offered securities which may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as may be approved by the Company. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that (i) the purchase by an institution of the particular securities offered shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the particular securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of such securities or number of warrants less the principal amount or number thereof, as the case may be, covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of the Company or such institutional investors thereunder.

      The Company may agree to sell securities to an underwriter for a delayed public offering and may further agree to adjustments before the public offering to the underwriters’ purchase price for the securities based on changes in the market value of the securities. The prospectus supplement relating to any such public offering will contain information on the number of securities to be sold, the manner of sale or other distribution, and other material facts relating to the public offering.

      Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

EXPERTS

      The consolidated financial statements of the Company as of December 31, 2000 and 1999 and for the years ended December 31, 2000 and 1999, the five months ended December 31, 1998 and the year ended July 31, 1998, and the Combined Statement of Revenues and Certain Operating Expenses of Properties to be Acquired of CenterAmerica Property Trust, L.P. for the year ended December 31, 2000 included in the accompanying prospectus supplement dated January 23, 2002 have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

      The validity of the securities offered by means of this prospectus has been passed upon for the Company by Hogan & Hartson L.L.P.

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6,000,000 Shares

NEW PLAN EXCEL REALTY TRUST, INC.
Common Stock

PROSPECTUS SUPPLEMENT

January 23, 2002

Salomon Smith Barney

Legg Mason Wood Walker
Incorporated
McDonald Investments Inc.

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